# COMMSCOPE®

## **2023** Proxy Statement

now
meets
next





March 27, 2023

Dear CommScope Stockholders,

Throughout 2022, CommScope maintained strong execution through a dynamic environment, enabling us to deliver on our mission to connect more people, in more places, in more ways than ever before. We grew Core profitability, reduced our leverage ratio and put CommScope on a path to enhanced value creation. I am confident in our ability to successfully navigate near-term macroeconomic uncertainty as we advance CommScope's progress and realize long-term growth prospects.

Our performance demonstrates the transformational impact of our CommScope NEXT initiatives that enhance accountability, help us identify and execute on efficiency opportunities, reduce waste and challenge costs. By taking action to drive growth and offset inflationary impacts, in 2022, we delivered at the high end of our Core Adjusted EBITDA range, restored margins and substantially improved our free cash flow generation. We are on track to meet our long-term goals and have reaffirmed our 2023 Core Adjusted EBITDA target of $1.35 to $1.5 billion.

Our core markets and industries demonstrate a continued unprecedented build and we remain well positioned to benefit from long-term technological changes that transform how people connect and communicate. We are accelerating our innovation engine to fuel our future. Aligned with our sustainability mission, much of this innovation is focused on enabling faster, smarter and more sustainable solutions that meet our customers' current and future sustainability requirements.

Adding accountability to our corporate responsibility efforts, we introduced Environmental, Social, and Governance (ESG) goals into our 2022 Annual Incentive Plan (AIP) to incentivize progress toward sustainability initiatives reflected in our CommScope NEXT transformation plan. We remain focused on preserving the natural ecosystems in which we operate and from which we source our raw materials. This year, we further decarbonized our operations, reaching a 21.8% reduction in greenhouse gas emissions compared to a 2019 baseline. Our diverse and agile workforce is helping us deliver on our mission, strengthened by our programs focused on employee engagement, diversity and inclusion programs.

On behalf of the entire Board, I thank you for your investment in CommScope. I am confident in our ability to drive transformative change and create value for our stakeholders and remain grateful to CommScope's dedicated employees for their efforts to make the vision of the future a reality for our customers, stockholders and the broader communities we serve.

Sincerely,

Charles L. Treadway
*President and Chief Executive Officer*

# COMMSC⊙PE®

# COMMSCOPE HOLDING COMPANY, INC.

1100 CommScope Place, SE
Hickory, North Carolina 28602
## NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

This proxy statement and accompanying proxy (Proxy Statement) are being furnished to the stockholders of CommScope Holding Company, Inc., a Delaware corporation (Company or CommScope), in connection with the solicitation of proxies by the Board of Directors of the Company (Board or Board of Directors) for use at the Annual Meeting of Stockholders, and at any adjournment or postponement thereof (Annual Meeting), for the purposes set forth in this Notice of 2023 Annual Meeting of Stockholders.

**Time and Date:** 1:00 p.m., Eastern Time, on Thursday, May 11, 2023.

**Access to the Virtual Meeting:** The meeting will be hosted at https://web.lumiagm.com/285972254. The meeting will begin promptly at 1:00 p.m., Eastern Time, and online access will open 15 minutes prior to allow time to log-in. The log-in password is: commscope2023. You will also need your voter control number, which, if you are a stockholder of record, you can find on your original proxy card or Notice of Internet Availability of Proxy Materials.

If you hold your shares in "street name" through an intermediary, such as a bank or broker, you must register in advance in order to ask questions or vote your shares at the Annual Meeting. In order to register, you must first obtain proof of your proxy power (legal proxy) reflecting the number of shares of CommScope Holding Company, Inc. common stock you held as of the record date. You then must submit a request for registration to American Stock Transfer & Trust Company, LLC (AST): (1) by email to proxy@astfinancial.com; (2) by facsimile to 718-765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Requests for registration must be labeled as "Legal Proxy," must include your legal proxy along with your name and email address, and be received by AST no later than 5:00 p.m., Eastern Time, on May 5, 2023. You will receive a confirmation email from AST of your registration, which will include your voter control number.

**Who Can Vote:** Only holders of our common stock, par value $0.01 per share (common stock), and shares of Series A Convertible Preferred Stock, liquidation preference $1,000 per share (Series A Convertible Preferred Stock) at the close of business on March 15, 2023 will be entitled to receive notice of, and to vote at, the Annual Meeting.

**Proxy Voting: Your Vote is Important**. Please vote your shares at your earliest convenience. This will ensure the presence of a quorum at the meeting. Promptly voting your shares via the Internet, by telephone, or, if you request printed copies of the proxy materials by mail, by signing, dating and returning the enclosed proxy card or voting instruction form will save the expenses and extra work of solicitation. If you request printed copies of the proxy materials by mail and you wish to vote by mail, we have enclosed an envelope, postage prepaid if mailed in the United States. Submitting your proxy now will not prevent you from voting your shares at the meeting, as your proxy is revocable at your option. You may revoke your proxy at any time before it is voted by delivering to the Company a subsequently executed proxy or a written notice of revocation or by voting at the Annual Meeting by following the instructions above under "Access to the Virtual Meeting" and voting your shares virtually via the virtual meeting platform (attendance without casting a ballot will not, by itself, constitute revocation of a proxy).

**Items of Business:**

The holders of shares of Series A Convertible Preferred Stock will be asked:
- To elect two directors designated by The Carlyle Group (Carlyle), each for a term ending at the 2024 Annual Meeting of Stockholders or until his or her successor is elected and qualified to serve.

The holders of shares of common stock and shares of Series A Convertible Preferred Stock, voting together as a single class, will be asked:
- To elect nine directors to the Board of Directors of CommScope, each for a term ending at the 2024 Annual Meeting of Stockholders or until his or her successor is elected and qualified to serve;
- To approve, on a non-binding advisory basis, the compensation of our named executive officers (NEOs), as described in this Proxy Statement;
- To approve additional shares under our 2019 Long-Term Incentive Plan;
- To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2023; and
- To transact any other business that may properly come before the Annual Meeting.

**Proxy Statement and Annual Report:** A Notice of Internet Availability of Proxy Materials (Notice) or this Proxy Statement are first being mailed on or about March 28, 2023. Our 2022 Annual Report to Stockholders accompanies but is not part of these proxy materials.

BY ORDER OF THE BOARD OF DIRECTORS,
Sincerely,



Justin C. Choi
Secretary
March 27, 2023

# TABLE OF CONTENTS

# PROXY SUMMARY

*We provide the below highlights of certain information in this Proxy Statement. As it is only a summary, please refer to the complete Proxy Statement and CommScope 2022 Annual Report before you vote.*

## The Annual Meeting

| | |
|---|---|
| **Date and Time:** | Thursday, May 11, 2023<br>1:00 p.m., Eastern Time |
| **Virtual Meeting Site:** | https://web.lumiagm.com/285972254 |
| **Log-In Password:** | commscope2023 |
| **Record Date:** | March 15, 2023 |
| **Attendance Information for Stockholders of Record:** | If you were a holder of record of common stock of CommScope at the close of business on the Record Date (i.e., your shares are held in your own name in the records of CommScope's transfer agent, American Stock Transfer & Trust Company, LLC (AST)), you can attend the meeting by visiting the Virtual Meeting Site and entering the Log-In Password provided above and the 11-digit control number previously provided to you in your proxy materials. If you are a stockholder of record and you have misplaced your 11-digit control number, please call AST at (800) 937-5449 or (718) 921-8124. |
| **Attendance Information for "Beneficial" and "Street Name" Holders:** | If you were a beneficial owner of common stock of CommScope at the close of business on the Record Date (i.e., you hold your shares in "street name" through an intermediary, such as a bank, broker or other nominee), you must register in advance in order to ask questions or vote your shares at the meeting. To register, please obtain a legal proxy from the bank, broker or other nominee that is the record holder of your shares and then submit the legal proxy, along with your name and email address, to AST to receive an 11-digit control number that may be used to access the Virtual Meeting Site provided above. Any control number that was previously provided with your proxy materials (likely a 16-digit number) will _**not**_ provide access to the Virtual Meeting Site. Requests for registration and submission of legal proxies should be labeled as "Legal Proxy" and must be received by AST no later than 5:00 p.m., Eastern Time, on May 5, 2023. All such requests should be submitted (1) by email to proxy@astfinancial.com, (2) by facsimile to (718) 765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Once you have obtained your 11-digit control number from AST, please follow the steps set forth above for stockholders of record to attend the meeting. |

## Proposals Up for Vote

The following proposals will be voted on at the Annual Meeting of Stockholders.

| | | Board's Recommendation | Page Reference (for more detail) |
|---|---|---|---|
| Item 1. | To elect two directors designated by Carlyle, each for a term ending at the 2024 Annual Meeting of Stockholders or until his or her successor is elected and qualified to serve | ✓ FOR each nominee | 17 |
| Item 2. | To elect nine directors to the Board of Directors of CommScope, each for a term ending at the 2024 Annual Meeting of Stockholders or until his or her successor is elected and qualified to serve | ✓ FOR each nominee | 17 |
| Item 3. | To approve, on a non-binding advisory basis, the compensation of our NEOs, as described in this Proxy Statement | ✓ FOR | 44 |
| Item 4. | To approve additional shares under our 2019 Long-Term Incentive Plan | ✓ FOR | 76 |
| Item 5. | To ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2023 | ✓ FOR | 85 |

## How to Cast Your Vote

Your vote is important! Please cast your vote and play a part in the future of CommScope.

**Stockholders of record**, who hold shares registered in their names, can vote by:



Internet at
***www.voteproxy.com***



**calling 1-800-PROXIES**
toll-free from the
United States or Canada



**mail**
return the signed
proxy card

The deadline for voting online or by telephone is 11:59 p.m., Eastern Time, on May 10, 2023. If you vote by mail, your proxy card must be received before the Annual Meeting.

**Beneficial owners**, who own shares through a bank, brokerage firm or other financial institution, can vote by returning the voting instruction form or by following the instructions for voting via telephone or the Internet provided by their bank, broker or other organization. If you own shares in different accounts or in more than one name, you may receive different voting instructions for each type of ownership. Please vote all your shares.

If you are a **stockholder of record** or a beneficial owner who has a **legal proxy** to vote the shares **and** has **registered in advance with AST and received a control number to attend the virtual Annual Meeting**, you may choose to vote at the virtual Annual Meeting. **Even if you plan to attend our virtual Annual Meeting, please cast your vote as soon as possible.**

See the "*Questions and Answers About the Annual Meeting and Voting*" section for more details.

## Board Nominees (page 18)

CommScope's Board of Directors currently has twelve members, two of whom are designees of Carlyle under the terms of the Investment Agreement with Carlyle, dated November 8, 2018 (Investment Agreement), and serve a one-year term. In addition, nine of our current directors are standing for re-election at the Annual Meeting, each for a one-year term. Beginning with this Annual Meeting, the process of transitioning from a classified Board of Directors to a declassified Board of Directors is complete and all directors will stand for election for one-year terms. The following table provides summary information about each director standing for election to the Board of Directors.

| | | | | Committees | | | |
| | | | | | | Nominating and Corporate | Other Public Company |
| | Age | Tenure | Independent | Audit | Compensation | Governance | Boards |
|---|---|---|---|---|---|---|---|
| *Carlyle Nominee* | | | | | | | |
| Mindy Mackenzie | 52 | 2022 | ✓ | | ✓ | | 0 |
| Patrick R. McCarter | 48 | 2020 | ✓ | | | ✓ | 1 |
| *Nominees* | | | | | | | |
| Mary S. Chan | 60 | 2020 | ✓ | | C | | 2 |
| Stephen C. Gray | 64 | 2011 | ✓ | | ✓ | | 0 |
| L. William Krause | 80 | 2011 | ✓ | | ✓ | ✓ | 0 |
| Joanne M. Maguire | 69 | 2016 | ✓ | | | C | 2 |
| Thomas J. Manning | 67 | 2014 | ✓ | ✓ | | | 2 |
| Derrick A. Roman | 59 | 2021 | ✓ | ✓ | | | 1 |
| Charles L. Treadway | 57 | 2020 | | | | | 0 |
| Claudius E. Watts IV, Chairman | 61 | 2011 | | | | | 0 |
| Timothy T. Yates | 75 | 2013 | L | C | | | 0 |

L Lead Independent Director
C Chair

## Stockholder Outreach Highlights (page 47)

In 2022, the Company received 98% support for its say-on-pay proposal as compared to 86% in 2021. We believe this reflects our responsiveness to the feedback we heard through our stockholder outreach initiatives in 2021 and the changes the Compensation Committee made to our executive compensation programs for 2022.

We regularly meet with investors to discuss a variety of business, industry and competitive dynamics. During the course of these discussions, the Company seeks to gather feedback on its executive compensation and governance programs to ensure that interests are aligned with stockholders. As part of our annual stockholder outreach efforts in 2022, we contacted our top 16 stockholders, representing over 58% of our outstanding common stock. Several shareholders responded that they viewed our executive compensation and governance practices favorably and none of the shareholders we contacted believed that a meeting was necessary.

# Financial Performance Highlights (page 46)

| 2022 Selected Financial Performance Highlights | | | | | |
|---|---|---|---|---|---|
| | Net Sales | Core Net Sales [1] | Net Loss | Non-GAAP Adjusted EBITDA [2] | Core Adjusted EBITDA [1] | December 31 Stock Price |
| 2022 | $ 9,228.1 | $ 7,524.7 | $ (1,286.9) | $ 1,276.7 | $ 1,250.4 | $ 7.35 |
| Change | $ 641.4 | $ 787.3 | $ (824.3) | $ 159.7 | $ 158.9 | $ (3.69) |
| 2021 | $ 8,586.7 | $ 6,737.4 | $ (462.6) | $ 1,117.0 | $ 1,091.5 | $ 11.04 |

(1) Core financial measures reflect the results of our Connectivity and Cable Solutions (CCS), Outdoor Wireless Networks (OWN), Networking, Intelligent Cellular and Security Solutions (NICS) and Access Network Solutions (ANS) segments in the aggregate and exclude the results of our Home Networks (Home) segment. See aggregation of Core net sales and Core Adjusted EBITDA included in Appendix A hereto.
(2) See reconciliation of Non-GAAP financial measures included in Appendix A hereto.

# Executive Compensation Program Highlights (page 46)

Our executive compensation approach is straightforward and supports our pay-for-performance philosophy:

- Significant portion of executive pay is at risk

- Equity awards with multi-year vesting, allocated between performance and time-based awards

- Regular stockholder outreach in connection with the annual say-on-pay vote

- A compensation approach that does not create incentives for excessive risk taking

- Policy prohibiting hedging and pledging of Company shares

- "Clawback" policy to recover cash and equity award payments from executives in the event of a restatement of our financial statements

The principal objectives of our NEO pay include:

- Competitive pay – allows us to attract top talent and to retain those executives by providing substantial pay for performance opportunity

- Pay for performance – by rewarding outstanding results that will enhance near-term performance and drive long-term sustainable returns

- Alignment with stockholders – through performance goals and by setting meaningful equity ownership guidelines

# Elements of our Executive Compensation Program (page 48)

The following table summarizes the primary elements of our executive compensation program for 2022. Please see our Compensation Discussion and Analysis beginning on page 45.

| Compensation Element | Purpose | 2022 Pay Outcome |
|---|---|---|
| Base Salary | Recognize performance of job responsibilities as well as attract and retain individuals with superior talent. | Mr. Carlson's base salary remained unchanged in 2022. Salaries for other NEOs increased 3-5%. |
| AIP Bonus Awards | Provide short-term incentives linked directly to achievement of financial objectives. Our NEOs' 2022 AIP, with the exception of Mr. Ogurek, was based on the following metrics:<br><br>• 70% on Core Adjusted EBITDA;<br><br>• 20% on Core Revenue; and<br><br>• 10% on strategic objectives tied to CommScope NEXT.<br><br>Core Adjusted EBITDA and Core Revenue are the aggregate Adjusted EBITDA and revenue results, respectively, of our CCS, OWN, NICS and ANS segments. They exclude our Home segment's Adjusted EBITDA and revenue results. As Mr. Ogurek is the NICS segment leader, his 2022 AIP was based 70% on the Adjusted EBITDA for NICS, 20% on revenue for NICS, and 10% on NICS strategic objectives. | We achieved above target performance for our Core Adjusted EBITDA, Core Revenue and strategic objective metrics, resulting in a 132.6% payout for all NEO's except Mr. Ogurek. The NICS segment achieved above target for the NICS segment Adjusted EBITDA and strategic objective metrics and below target but above threshold for the NICS segment revenue metric, resulting in a payout of 147.9% for Mr. Ogurek. |
| Equity Incentive Awards | Directly link senior management's and stockholders' interests by tying long-term incentive to stock price appreciation.<br><br>All NEOs received two different types of performance share units (PSUs) in 2022:<br><br>• Total Stockholder Return (TSR) PSUs, which are eligible to vest based upon the achievement of goals relating to our TSR ranking relative to the TSR of the companies, other than the Company, | The TSR PSUs and Core Adjusted EBITDA PSUs are not eligible to vest until the end of their respective performance periods.<br><br>Equity awards granted in prior years that remained outstanding in 2022 included time-based RSUs and PSUs, which we refer to as the Executive Performance Retention Grant (EPRG) PSUs. The EPRG PSUs are eligible to vest based upon the achievement of various stock price hurdles (ranging from a low of $15 for |

| Compensation Element | Purpose | 2022 Pay Outcome |
|---|---|---|
| | comprising the Standard & Poor's 500 Index (S&P 500) over a three-year period from March 1, 2022 through February 28, 2025, and<br><br>• Core Adjusted EBITDA PSUs, which are eligible to vest based upon on achievement of cumulative Core Adjusted EBITDA goals for the three-year period covering fiscal years 2022, 2023 and 2024.<br><br>All NEOs also received RSUs that vest over three years, conditioned on continued service.<br><br>Mr. Ogurek received RSUs that vest 60% on the first anniversary of the grant date and 40% on the second anniversary of the grant date. | Messrs. Treadway, Lorentzen and Carlson and $17.50 for Mr. Choi and a high of $40) and continued service over a four-year period. Some of the EPRG PSUs met one or more of their stock price hurdles in prior years and vested in 2022 due to continued service of the NEOs, but no additional stock price milestones related to the EPRG PSUs were met in 2022. The EPRG PSUs will require continued service from the NEOs and significant growth in our stock price in order to vest fully. |

# Corporate Governance Highlights (page 17)

We are committed to strong corporate governance, which we believe is important to the success of our business. Our corporate governance practices are described in greater detail in the "*Corporate Governance Matters and Committees of the Board of Directors*" section. Highlights include:

- Strong, independent Board with a Lead Independent Director
- Independent directors meet regularly in executive sessions
- Risk oversight provided by both the appropriate committees and the full Board
- Regular Board and committee self-evaluations
- Majority voting in uncontested director elections
- Annual director election
- No stockholder rights plan (or "poison pill")

# Corporate Responsibility and Sustainability Highlights

At CommScope, we believe that corporate responsibility and sustainability means making decisions that have a positive long-term impact on our people, planet, and bottom line. Our company-wide sustainability mission is to enable faster, smarter, and more sustainable solutions while demonstrating the utmost respect for our human and natural resources. We are accomplishing this mission by utilizing innovative technology, intelligent engineering, and energy efficient designs to build sustainable networks that make our customers more agile, while at the same time preserving the natural ecosystems in which we operate and from which we source our raw materials.

We believe that acting with integrity includes creating a culture that invites and values the unique perspectives and contributions of all employees. Diversity, equity and inclusion have become essential and mainstream parts of the Company's business model and success. Through commitments like the Chief Executive Officer's Action for Diversity & Inclusion and our own Diversity & Inclusion Business Network (DIBN), we seek to embrace and leverage our diverse employee base to create a more engaged workforce and enable business success along with professional and personal success.

We are proud of the Company's significant standing in one of the world's most vital and dynamic industries. We push ourselves and our thinking for the purpose of creating a better and sustainable tomorrow. For the sake of our current and future generations, we will continue to grow as a sustainable, environmentally conscious business that benefits the whole planet.

## Corporate Responsibility and Sustainability Management and Oversight Structure

As a global company, CommScope is exposed to risks at many levels. The Company's Board of Directors has ultimate responsibility for ESG policies and practices. The Board's three standing committees provide oversight and guidance over different aspects of ESG. The Audit Committee has oversight of our ethics and compliance program and matters relating to ESG disclosures. The Nominating and Corporate Governance Committee has responsibility for environmental matters and the integration of ESG into all governance matter. The Compensation Committee oversees ESG-related compensation incentives and targets and strategies related to diversity, equity, inclusion and well-being. In addition, management-led teams create, direct and implement our sustainability strategy and maintain a thorough system of checks and balances designed to minimize social, environmental, physical and ethical risks. The Company's employees play a key role in the sustainability program by implementing our sustainability actions and initiatives.

For additional information, which is not incorporated by reference into this proxy statement, see our Corporate Responsibility & Sustainability pages on the CommScope website: *https://www.commscope.com/corporate-responsibility-and-sustainability/.* Information on our website is not, and should not be deemed to be, a part of this Proxy Statement, or incorporated by reference into any other filings we made with the Securities and Exchange Commission (Commission).



## Corporate Responsibility and Sustainability Key Achievements

 **ENVIRONMENT**

 **SOCIAL**

 **ETHICS & GOVERNANCE**

### ENVIRONMENT

**Priorities**
- Reduce the environmental impact of our operations and facilities.
- Develop solutions that meet our customers current and future sustainability requirements.

**Achievements**
- **Achieved 21.8%\* reduction in Greenhouse Gas (GHG)** emissions for compared to 2019 baseline.
- **12.5%\* of** purchased **electricity originated from renewable sources** in 2022.
- **Achieved 3.4% reduction in water withdrawal** compared to 2019 baseline, and **10.3% reduction in water withdrawal per employee**.
- **Diverted 82.7% of non-hazardous waste from landfill.**
- **More than 99.9% of applicable Home Network business unit product shipments complied with the relevant US and Canadian** Set-top boxes **(STB) or** Small Network Equipment **(SNE) energy efficiency voluntary agreement —** exceeding the 90% target.
- **Continued to support the Society of Cable Telecommunication Engineers (SCTE) Energy goals** in order to help our Access Network and Edge Facility products achieve greater energy reductions.
- **Continued to utilize life cycle thinking approach** in our product development processes.
- Started to develop **inhouse capability to conduct Life-Cycle Assessments (LCAs)** for our products.
- **Continued to ensure our products meet global regulations** including RoHS, WEEE and REACH regulations.
- **Continued focus on eliminating single-use plastics (SUP)** across all business segments**.**

**Recognition**
- **Achieved a Gold level Corporate Social Responsibility (CSR) rating from EcoVadis,** a global leader in monitoring, benchmarking and enabling sustainability in global supply chains.

### SOCIAL

**Priorities**
- Leverage a collaborative, diverse, enabled and agile workforce to deliver business innovation.
- Provide a safe work culture and environment for all employees.

**Achievements**
- **Achieved a global injury rate of 0.29,** 63.75% below the United States Occupational Safety & Health Administration (OSHA) industry rate of 0.8.
- **Continued sponsorship of our Diversity & Inclusion Business Network (DIBN) and RISE for** early-in-career talent. The DIBN now includes more than 1,600 employees worldwide and the RISE network has over 250 members.
- **Signed CEO pledge** and became member of the *CEO Action for Diversity & Inclusion™*
- **Conducted the Global Employee Pulse Survey** with our 35,000 employees to better understand employee sentiment about the Company, our progress, their work, and overall employee engagement. Follow-up communications and action plan deployment are ongoing.
- **Developed and launched the General Manager (GM) Accelerate program** to strengthen our GM culture and capabilities.
- **Continued our well-being program with GuidanceResources**, the Company's global wellness resource program available to all employees and their families worldwide.
- **Continued the Frank M. Drendel Community Service Excellence Awards** to recognize and support the most significant community service efforts made by our employees.
- **Partnered with United Way** to support local charitable causes using an employer match program in the United States **and supported charitable organizations worldwide**.

**Recognition**
- Awarded by Forbes **as one of Mexico's Best Employers 2022.**
- Received **ESR (socially responsible company) certification** at Juarez-Bermudez, Mexico facility.

### ETHICS & GOVERNANCE

**Priorities**
- Improve our ESG transparency and reporting.
- Strengthen our ethics & compliance program.
- Source responsibly and minimize supply chain risks.

**Achievements**
- **Reported climate-related risks** and opportunities using the CDP platform which is committed to aligning with the Task Force on Climate-Related Disclosures (TCFD) recommendations.
- **Introduced ESG goals** in our short-term incentive plan for CEO & Section 16B Officers.
- **100%** of non-production employees **completed the annual Ethics and Compliance training.**
- **Achieved zero "major nonconformances"** in third-party certification audits.
- Maintained **the ISO14001:2015** (environmental management system) **and ISO45001:2018** (health and safety management system) **standards certification program** to cover **90% of our manufacturing facilities.**
- **Continued to ensure** our operations and supply chain aligns with global modern slavery and human rights standards.
- **Completed 19 CSR assessments** in our manufacturing facilities, utilizing the Responsible Business Association tool (RBA ONLINE), achieved low risk rating.
- **Conducted 270 sustainability assessments and audits in our supply chain.** These include review of compliance and evaluation of established labor, ethics, environmental, health and safety practices and business continuity.

**Recognition**
- Recognized in Newsweek's 2022 list of **America's most Responsible Companies.**
- Recognized by Investor's Business Daily as **one of the Best ESG Companies** in 2022.

*\*Reported performance may vary from actual as we finalize the Q4 data. This is due to global energy billing processes—final data will be published in the 2023 Sustainability Report.*



---

## PROXY STATEMENT

---

## Annual Meeting of Stockholders

### May 11, 2023

This Proxy Statement is being furnished to the stockholders of the Company in connection with the solicitation of proxies by the Board of Directors for use at the Annual Meeting, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of 2023 Annual Meeting of Stockholders. The Annual Meeting will be held on May 11, 2023 at 1:00 p.m., Eastern Time. To provide expanded access to our Annual Meeting to stockholders who would not otherwise be able to attend, the 2023 Annual Meeting will be held solely on the Internet by virtual means. Information regarding how to access and vote at or participate in the virtual Annual Meeting is provided herein and in the accompanying Notice of 2023 Annual Meeting of Stockholders.

## QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

### Why did I receive a Notice of Internet Availability of Proxy Materials?

You are receiving this Proxy Statement because you owned shares of CommScope common stock or Series A Convertible Preferred Stock at the close of business on March 15, 2023 (Record Date), and that entitles you to vote at the Annual Meeting. By use of a proxy, you can vote whether or not you attend the Annual Meeting.

We are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On or about March 28, 2023, we mailed a Notice to our stockholders. The Notice contains instructions about how to access our proxy materials and vote via the Internet or telephone. If you would like to receive a paper copy of our proxy materials, please follow the instructions included in the Notice. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via e-mail unless you elect otherwise.

### Who is entitled to vote at the Annual Meeting?

Holders of our common stock and/or our Series A Convertible Preferred Stock outstanding at the close of business on the Record Date are entitled to vote their shares at the Annual Meeting. As of the Record Date, 209,747,100 shares of our common stock were issued and outstanding. Each share of our common stock is entitled to one vote on each matter properly brought before the Annual Meeting and on which holders of common stock are entitled to vote.

Each record holder of Series A Convertible Preferred Stock will have a number of votes equal to the largest number of whole shares of common stock into which such shares are convertible on the Record Date on each matter that is properly brought before the Annual Meeting and on which holders of Series A Convertible Preferred Stock are entitled to vote together with common stock as a single class. In addition, each holder of record of Series A Convertible Preferred Stock will have one vote for each share of Series A Convertible Preferred Stock on each matter that is properly brought before the Annual Meeting and on which holders of Series A Convertible Preferred Stock are entitled to vote separately, as a class. As of the Record Date, there were 1,100,310 shares of Series A Convertible Preferred Stock outstanding, which were convertible into 40,011,232 shares of common stock.

The presence at the Annual Meeting in person or by proxy of the holders of record of a majority in voting power of the shares entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting.

## What will I be voting on at the Annual Meeting and how does the Board recommend that I vote?

The holders of shares of Series A Convertible Preferred Stock are being asked to vote, separately as a class, on:

- Proposal No. 1—Election of two directors designated by Carlyle, each for a term ending at the 2024 Annual Meeting of Stockholders or until his or her successor is elected and qualified to serve;

The holders of shares of common stock and shares of Series A Convertible Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

- Proposal No. 2—Election of nine directors to the Company's Board of Directors, each for a term ending at the 2024 Annual Meeting of Stockholders or until his or her successor is elected and qualified to serve;

- Proposal No. 3—Advisory vote to approve the compensation of our NEOs as set forth in this Proxy Statement;

- Proposal No. 4—Approval of additional shares under our 2019 Long-Term Incentive Plan; and

- Proposal No. 5—Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2023.

The Board recommends that you vote:

- Proposal No. 1—**FOR** the election of each of the two nominees designated by Carlyle to the Board;

- Proposal No. 2—**FOR** the election of each of the nine director nominees to the Board;

- Proposal No. 3—**FOR** the advisory vote to approve the compensation of our NEOs as set forth in this Proxy Statement;

- Proposal No. 4—**FOR** the approval of additional shares under our 2019 Long-Term Incentive Plan; and

- Proposal No. 5—**FOR** ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2023.

Each of Kyle D. Lorentzen and Justin C. Choi has been selected by our Board to serve as a proxy holder for the Annual Meeting. All shares of our common stock and Series A Convertible Preferred Stock represented by properly delivered proxies received in time for the Annual Meeting will be voted at the Annual Meeting by the proxy holders in the manner specified in the proxy by the stockholder. If you sign and return a proxy card without indicating how you want your shares to be voted, the persons named as proxies will vote your shares in accordance with the recommendations of the Board.

## Are there any requirements on how the holders of the Series A Convertible Preferred Stock must vote?

Under the Investment Agreement, at the Annual Meeting, Carlyle is required to vote its shares of Series A Convertible Preferred Stock in favor of each of the director nominees who are nominated and recommended by the Board for election, in favor of the advisory vote on the compensation of our NEOs and any proposal by the Company relating to equity compensation that has been approved by the Compensation Committee of the Board (including the proposal to approve additional shares under our 2019 Long-Term Incentive Plan), and for ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2023, as described in these proxy materials. Carlyle is entitled to vote at its discretion on any other proposals described in this Proxy Statement or any other matters properly raised at the Annual Meeting.

## What is the difference between holding shares as a stockholder of record and as a beneficial owner?

If your shares are registered directly in your name with our transfer agent, AST, you are considered, with respect to those shares, the "stockholder of record." The Proxy Statement has been or will be sent directly to you. If you are a "stockholder of record," you can find your voter control number on your original proxy card or Notice of Internet Availability of Proxy Materials. This voter control number will allow you to access, participate in, and vote at our virtual Annual Meeting.

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of those shares held in street name. The Proxy Statement has been or will be sent to you by your broker, bank or other holder of record who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote the shares in your account. If you are a "beneficial owner" and you wish to participate in or vote at our virtual Annual Meeting, you will need to obtain a legal proxy from your broker, bank or other holder of record and register for the virtual Annual Meeting in advance with AST. For more information about the registration process, see "How do I vote?" below.

## How do I vote?

***Stockholder of Record***. If you are a stockholder of record, you may vote by using any of the following methods:

- *Through the Internet.* You may vote by proxy through the Internet by following the instructions in this Proxy Statement or the instructions on the proxy card.

- *By Telephone.* You may vote by proxy by calling the toll-free telephone number shown on the proxy card and following the recorded instructions.

- *By Mail.* You may vote by proxy by completing, signing and dating the proxy card and sending it back to the Company in the envelope provided.

- *Virtually at the Annual Meeting.* The meeting will be hosted virtually at https://web.lumiagm.com/285972254. The meeting will begin promptly at 1:00 p.m., Eastern Time, and online access will open 15 minutes prior to allow time to log-in. The log-in password is: commscope2023. You will also need your voter control number (an 11-digit number), which, if you are a stockholder of record, you can find on your original proxy card or Notice of Internet Availability of Proxy Materials. If you attend the virtual Annual Meeting, you may vote your shares virtually on the virtual meeting platform. However, we encourage you to vote in advance through the Internet, by telephone or by mailing us your proxy card even if you plan to attend the virtual Annual Meeting so that your shares will be voted in the event you later decide not to attend. The Annual Meeting will be held solely on the Internet by virtual means, so you will not be able to attend or vote your shares at the Annual Meeting in person.

**Beneficial Owners.** If you are a beneficial owner of shares, you may vote by using any of the following methods:

- *Through the Internet.* You may vote by proxy through the Internet by following the instructions provided in this Proxy Statement and the voting instruction form provided by your broker, bank or other holder of record.

- *By Telephone.* You may vote by proxy by calling the toll-free number found on the voting instruction form and following the recorded instructions.

- *By Mail.* You may vote by proxy by completing, signing and dating the voting instruction form and sending it back to the record holder in the envelope provided.

- *Virtually at the Annual Meeting.* If you are a beneficial owner of shares held in street name and you wish to vote at the virtual Annual Meeting, you must (i) obtain a legal proxy from your broker, bank or other holder of record and (ii) register in advance with AST and receive an 11-digit control number. Please contact your broker, bank or other holder of record for instructions regarding obtaining a legal proxy. Once obtained, you must submit your legal proxy, along with your name and e-mail address to AST and request registration. Requests for registration and submission of legal proxies should be labeled as "Legal Proxy" and must be received by AST no later than 5 p.m., Eastern Time, on May 5, 2023. All such requests should be submitted (1) by email to proxy@astfinancial.com, (2) by facsimile to (718) 765-8730 or (3) by mail to American Stock Transfer & Trust Company, LLC, Attn: Proxy Tabulation Department, 6201 15th Avenue, Brooklyn, NY 11219. Once you have obtained your 11-digit control number from AST, please follow the steps set forth above for stockholders of record to vote virtually at the Annual Meeting. The Annual Meeting will be held solely on the Internet by virtual means, so you will not be able to attend or vote your shares at the Annual Meeting in person.

If you hold both common stock and Series A Convertible Preferred Stock, you will need to vote, or authorize a proxy to vote, each class of stock separately. Please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted. For more information, see "What if I hold both common stock and Series A Convertible Preferred Stock?" below.

## What if I hold both common stock and Series A Convertible Preferred Stock?

Some of our stockholders may hold <u>both</u> common stock and Series A Convertible Preferred Stock. If you are a holder of both common stock and Series A Convertible Preferred Stock, you can expect to receive separate sets of printed proxy materials.

You will need to vote, or authorize a proxy to vote, each class of stock separately in accordance with the instructions set forth herein and on the applicable proxy cards or voting instruction forms. Voting, or authorizing a proxy to vote, only your common stock will <u>not</u> also cause your shares of Series A Convertible Preferred Stock to be voted, and vice versa.

If you hold both common stock and Series A Convertible Preferred Stock, please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted.

## What does it mean if I receive more than one Notice, proxy card or voting instruction form?

If you received more than one Notice, proxy card or voting instruction form, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions included in each Notice, proxy card and voting instruction form to ensure that all your shares are voted.

## May I change my vote after I have submitted a proxy?

If you are a stockholder of record, you have the power to revoke your proxy at any time by:

- delivering to our Corporate Secretary written revocation of your proxy;

- delivering a new proxy, through the Internet, by telephone or by mail, dated after the date of the proxy being revoked; or

- attending the Annual Meeting and voting virtually at the Annual Meeting using the virtual meeting platform (attendance without casting a ballot will not, by itself, constitute revocation of a proxy).

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank or other holder of record.

## Who will serve as the proxy tabulator and inspector of election?

A representative from AST will serve as the independent inspector of election and will tabulate votes cast by proxy or in person at the Annual Meeting. We will report the results in a Form 8-K filed with the Commission within four business days of the Annual Meeting.

## How will abstentions and "broker non-votes" be counted?

The shares of a stockholder whose ballot on any or all proposals is marked as "abstain" will be included in the number of shares present at the Annual Meeting to determine whether a quorum is present, but they will not be considered votes cast on any proposal. The director nominees will be elected if they receive the majority of the votes cast, so abstentions will have no effect on the outcome of Proposals No. 1 and No. 2. However, since these shares are considered present and

entitled to vote, abstentions will have the same effect as a vote against Proposals No. 3, No. 4 and No. 5. If you are a beneficial owner of shares and do not provide the record holder of your shares with specific voting instructions, your record holder may vote your shares on the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2023 (Proposal No. 5). However, your record holder cannot vote your shares without specific instructions on the election of directors (Proposals No. 1 and No. 2), the advisory vote on the compensation of our NEOs (Proposal No. 3), or the vote to approve additional shares under our 2019 Long-Term Incentive Plan (Proposal No. 4). If your record holder does not receive instructions from you on how to vote your shares on Proposals 1, 2, 3 or 4, your record holder will inform the inspector of election that it does not have the authority to vote on that proposal with respect to your shares. This is generally referred to as a "broker non-vote." Broker non-votes will be counted as present for purposes of determining whether a quorum is present, but they will not be counted in determining the outcome of the vote on Proposals 1, 2, 3 or 4.

## What vote is required to approve each proposal?

The following table summarizes the votes required for passage of each proposal and the effect of abstentions and broker non-votes.

| Proposal | Vote Required | Impact of Abstentions and Broker Non-votes, if any |
|---|---|---|
| No. 1—Election of the directors designated by Carlyle | Each director designated by Carlyle will be elected by a majority of the votes cast by holders of our Series A Convertible Preferred Stock voting with respect to that director, meaning the number of votes cast "for" a director must exceed the number of votes cast "against" that director. | Abstentions and broker non-votes will not affect the outcome of the vote. |
| No. 2—Election of directors nominated by the Board | Each director will be elected by a majority of the votes cast by holders of our common stock and Series A Convertible Preferred Stock voting together as a single class with respect to that director, meaning the number of votes cast "for" a director must exceed the number of votes cast "against" that director | Abstentions and broker non-votes will not affect the outcome of the vote. |
| No. 3—Advisory vote to approve compensation of our NEOs, as described in this Proxy Statement | Approval by a majority of the voting power of the shares entitled to vote and represented in person or by proxy. | Abstentions will have the same effect as votes against the proposal; broker non-votes will not affect the outcome of the vote. |

| Proposal | Vote Required | Impact of Abstentions and Broker Non-votes, if any |
|---|---|---|
| No. 4—Vote to approve additional shares under our 2019 Long Term Incentive Plan | Approval by a majority of the voting power of the shares entitled to vote and represented in person or by proxy. | Abstentions will have the same effect as votes against the proposal; broker non-votes will not affect the outcome of the vote. |
| No. 5—Ratification of appointment of independent registered public accounting firm | Approval by a majority of the voting power of the shares entitled to vote and represented in person or by proxy. | Abstentions will have the same effect as votes against the proposal. |

## Who is paying for the cost of this proxy solicitation?

Our Board is soliciting the proxy accompanying this Proxy Statement. We will pay all proxy solicitation costs. Proxies may be solicited by our officers, directors and employees, none of whom will receive any additional compensation for their services. These solicitations may be made personally or by mail, facsimile, telephone, messenger, email or the Internet. We will pay brokers, banks and certain other holders of record holding shares of common stock in their names or in the names of nominees, but not owning such shares beneficially, for the expense of forwarding solicitation materials to the beneficial owners. The Company has retained Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut 06902, to assist in the solicitation of proxies from stockholders. Morrow Sodali LLC will receive a solicitation fee of approximately $10,000, plus reimbursement of certain out-of-pocket expenses.

## What do I need to do to attend the meeting?

To provide expanded access to the Annual Meeting for stockholders who would not otherwise be able to attend, the Annual Meeting will be held solely on the internet by virtual means. Stockholders will not be able to attend the Annual Meeting in person.

In order to participate in and vote at the virtual Annual Meeting, stockholders of record as of the Record Date can visit the Virtual Meeting Site (https://web.lumiagm.com/285972254) and enter the Log-In Password (commscope2023) and the 11-digit control number previously provided to stockholders of record on the original proxy card or Notice of Internet Availability of Proxy Materials. Stockholders of record that have misplaced their 11-digit control number should call AST at (800) 937-5449 or (718) 921-8124 in advance on the Annual Meeting to obtain their control number.

Beneficial owners, who own shares beneficially through a broker, bank or other nominee, must provide a legal proxy from such broker, bank or other nominee during registration and will be assigned a control number in order to vote their shares virtually and ask questions at the Annual Meeting. Beneficial owners who are unable to obtain a legal proxy to vote their shares will still be able to attend and listen to the virtual Annual Meeting live via the Virtual Meeting Site (https://web.lumiagm.com/285972254) as a guest but will not be able to vote their shares or ask any questions.

Instructions on how to connect and attend as a guest, as well as how to demonstrate proof of share ownership and participate live via the Internet, may be requested by e-mailing proxy@astfinancial.com.

## Will I be able to ask questions at the Annual Meeting?

Yes. We expect that our directors and executive officers, as well as representatives of our independent registered public accounting firm, will attend the virtual Annual Meeting and be available to answer questions. We will provide our stockholders of record and beneficial owners who register in advance in accordance with the instructions provided herein (*see "What do I need to do to attend the meeting?"* above) the opportunity to ask questions and make statements about a proposal during the formal business of the meeting. Questions and comments of a general nature will be held until after the conclusion of the formal business of the Annual Meeting. Instructions for submitting questions and making statements will be posted on the virtual meeting website. This question and answer session will be conducted in accordance with certain Rules of Conduct. These Rules of Conduct will be posted on the virtual meeting website, and may include certain procedural requirements, such as limiting repetitive or follow-up questions, so that more stockholders will have an opportunity to ask questions.

## Is there a list of stockholders entitled to vote at the Annual Meeting?

A list of stockholders entitled to vote at the Annual Meeting will be available to any stockholder attending the meeting and for ten days prior to the meeting, between the hours of 8:00 a.m. and 4:00 p.m. Eastern Time, at our offices at 1100 CommScope Place, SE, Hickory, North Carolina 28602. If you would like to view the stockholder list, please contact our Corporate Secretary to schedule an appointment.

## I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

To reduce costs and reduce the environmental impact of our Annual Meeting, we have adopted a procedure approved by the Commission called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only a single copy of our Proxy Statement and 2022 Annual Report, unless we have received contrary instructions from such stockholder. Stockholders who participate in householding will continue to receive separate proxy cards and Notices.

We will promptly deliver, upon written or oral request, individual copies of the proxy materials to any stockholder that received a household mailing. If you are a stockholder of record and would like an additional copy of the Proxy Statement or 2022 Annual Report, please contact our Corporate Secretary by mail at 1100 CommScope Place, SE, Hickory, North Carolina 28602 or by phone at (828) 324-2200. If you are a beneficial owner, you may contact the broker or bank where you hold the account.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of our Proxy Statement and Annual Report, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our Corporate Secretary by mail at 1100 CommScope Place, SE, Hickory, North Carolina 28602 or by phone at (828) 324-2200.

# CORPORATE GOVERNANCE MATTERS

## PROPOSALS No. 1 & No. 2:

### ELECTION OF DIRECTORS

Our Company is governed by a Board of Directors. Pursuant to our certificate of incorporation, the precise number of directors shall be fixed and may be altered from time to time, exclusively by a Board resolution adopted by the affirmative vote of a majority of the total number of directors then in office. The number of directors constituting our whole Board is currently fixed at twelve. Carlyle has the right to designate two directors pursuant to the Investment Agreement. Prior to 2021, our directors were divided into three classes with staggered three-year terms so that the term of one class expired at each annual meeting of stockholders. In 2021, our stockholders approved amendments to our Certificate of Incorporation to declassify our Board with a phased in approach. The transition to a declassified Board is now complete, so beginning this year all director nominees are elected to one-year terms. The director nominees designated by Carlyle will be proposed for election by the holders of Series A Convertible Preferred Stock, voting as a separate class, and nine director nominees will be proposed for election by the holders of common stock and Series A Convertible Preferred Stock, voting together as a single class, at the Annual Meeting on May 11, 2023.

It is intended that the persons named in the accompanying proxy will vote to elect the nominees listed below unless otherwise instructed. All directors elected will serve until the next annual meeting of stockholders in 2024 or until their successors are elected and qualified to serve or until an earlier death, resignation or retirement.

All the nominees are presently serving as directors of the Company. The nominees have agreed to be named in this Proxy Statement, stand for re-election and serve if elected. If for any reason any nominee designated by Carlyle shall not be available for election as a director at the Annual Meeting, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee designated by Carlyle. If for any reason any other nominee shall not be available for election as a director at the Annual Meeting, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee designated by our Board, or the Board may determine to leave the vacancy temporarily unfilled or may, by resolution, reduce the size of the Board.

The professional experience and skills and qualifications highlighted in the nominee and continuing directors' biographies and skills and qualifications matrix below summarize the experience, qualifications, areas of expertise or skills that the Board of Directors used to determine that the person should serve as a director.

## PROPOSAL No. 1: Two Nominees for Election as Directors to Be Elected by Holders of Series A Convertible Preferred Stock



**Mindy Mackenzie**

**Age:** 52

**Director Since:** 2022

**Committees:**
 - Compensation

**Professional Experience**
- Partner & Chief Performance Officer (CPO), The Carlyle Group LP (2017-present)
- Founder & Principal, MM Enterprises (2014-present)
- Senior Advisor, McKinsey & Company (2015-2017)
- SVP, CPO, Beam, Inc. (2013-2014)
- SVP, Chief Human Resources & Communications Officer, Beam, Inc. (2010-2013)
- Various leadership positions at Campbell Soup Company (2005-2009)
- Various leadership positions at Walmart (1996-2005)

**Other Current Public Company Directorships**
- None

**Other Directorships**
- Beautycounter (2022-present)
- Fifth Third Bank, Chicago Affiliate (2013-2019)



**Patrick R. McCarter**

**Age:** 48

**Director Since:** 2020

**Committees:**
 - Nominating and Corporate Governance

**Professional Experience**
- Partner and Head of Global Technology, Media and Telecommunications Sector at The Carlyle Group LP (2017-present)
- Various other positions, including Partner, Managing Director, Principal and VP, at The Carlyle Group LP (2001-2016)
- Member of Northwestern's McCormick School of Engineering Advisory Council (2018-present)
- Investment Banking Analyst in the Financial Institutions group of Morgan Stanley (1998-2001)
- Past director for OpenLink, Open Solutions, CPU Technology, Dealogic, Hexaware Technologies, and Yipitdata

**Other Current Public Company Directorships**
- ZoomInfo Technologies Inc. (NASDAQ: ZI) (2018-present)

**Other Directorships**
- Saama (2022-present).
- Jagex Limited (2022-present)
- HireVue, Inc. (2019-present)
- Ampere Computing LLC (2017-present)
- Veritas Technologies LLC (2016-present)

The Board of Directors of the Company recommends that holders of Series A Convertible Preferred Stock vote "FOR" each of the foregoing nominees for election as directors. Proxies will be voted "FOR" each nominee, unless otherwise specified in the proxy.

## PROPOSAL No. 2: Nine Nominees for Election as Directors, Each to Be Elected by Holders of Common Stock and Series A Convertible Preferred Stock, Voting Together as a Single Class



**Mary S. Chan**

**Age: 60**

**Director Since:** 2020

**Committees:**
- Compensation (Chair)

**Professional Experience**
- Managing Partner at VectoIQ, LLC (2016-present)
- President of Global Connected Consumer & OnStar Service at General Motors (2012-2015)
- Senior Vice President Dell Enterprise Mobility Solutions & Services (2009-2012)
- EVP & President of Wireless Networks at Alcatel/Lucent and Lucent Technologies Mobility (2000-2009)

**Other Current Public Company Directorships**
- Magna International Inc. (NYSE: MGA) (2017-present)
- SBA Communications (NASDAQ: SBAC) (2015-present) (Compensation Committee)

**Other Directorships**
- Dialog Semiconductor Plc (OTCMKTS: DLGNF) (2016-2021) (Chair of Compensation Committee)
- Microelectronics Technologies, Inc. (TPE: 2314) (2012-2020)
- WiTricity (2016-2020)



**Stephen (Steve) C. Gray**

**Age: 64**

**Director Since:** 2011

**Committees:**
- Compensation

**Professional Experience**
- Founder and Chair of Gray Venture Partners, LLC, a private investment Company (2009-present)
- Senior Advisor to The Carlyle Group LP (2018-present) and (2007-2015)
- President and CEO of Syniverse Holdings, Inc. (2014-2018)
- President of McLeodUSA Incorporated (1992-2004)
- VP of Business Services at MCI Inc. (1990-1992)
- SVP of National Accounts and Carrier Services for TelecomUSA (1988-1990)
- Various sales management positions with WilTel Network Services and the Clayton W. Williams Companies, including ClayDesta Communications Inc. (1986-1988)

**Other Current Public Company Directorships**
- None

**Other Directorships**
- BGTM, LLC dba Moss Enterprises (2011-present)
- Wyyerd Group, LLC (2021-present) (Chair)
- INAP Holdings, LLC (2020-present) (Chair – Compensation Committee)
- Involta, (2010-present)
- ImOn Communications, LLC (Vice-Chair) (2007-2022)
- HH Ventures, LLC (d/b/a ReadyMobile LLC) (Chair) (2009-2020)
- SecurityCoverage, Inc. (Chair) (2005-2019)
- Syniverse Holdings, Inc. (2011-2018)
- Insight Communications, Inc. (2005-2012)
- Hawaiian Telcom Communications, Inc. (2006-2010)



**L. William (Bill) Krause**

**Age: 80**

**Director Since:** 2011

**Committees:**
- Compensation
- Nominating and Corporate Governance

**Professional Experience**
- President of LWK Ventures, a private advisory and investment firm (1991-present)
- Senior Advisor to The Carlyle Group LP (2010-present)
- Board Partner at Andreesen Horowitz (2014-present)
- CEO (1981-1990) and Chair (1987-1993) of 3Com Corporation, a global data networking Company

**Other Current Public Company Directorships**
- None

**Other Directorships**
- Veritas Holding, Ltd (2016-present)
- Coherent, Inc., (NASDAQ: COHR) (2009-2019)
- Brocade Communication Systems, Inc. (NASDAQ: BRCD) (now Broadcom Inc.) (2004-2017)
- Core-Mark Holding Company, Inc. (NASDAQ: CORE) (2005-2014)
- 3Com Corporation (1981-1993) (Chair)



**Joanne M. Maguire**

**Age: 69**

**Director Since:** 2016

**Committees:**
- Nominating and Corporate Governance (Chair)

**Professional Experience**
- EVP of Lockheed Martin Corporation and President of Lockheed Martin Space, providers of communication, remote sensing and exploration spacecraft for national security and civil customers (2006-2013)
- Various leadership positions at Lockheed Martin (2003-2006)
- Diverse leadership roles at TRW's Space & Electronics sector (now part of Northrop Grumman) culminating in position of VP and Deputy to Sector CEO. Led programs, engineering, manufacturing and business development (1975-2003)
- Member of National Academy of Engineering

**Other Current Public Company Directorships**
- Visteon Corporation (NASDAQ: VC) (2015-present)
- Tetra Tech, Inc. (NASDAQ: TTEK) (2016-present)

**Other Directorships**
- Charles Stark Draper Laboratory (2013-2022)
- Freescale Semiconductor, Ltd. (2013-2015)



**Thomas J. Manning**

**Age:** 67

**Director Since:** 2014

**Committees:**
- Audit

**Professional Experience**
- Executive Chairman of Aegis Ventures (2023-present)
- Executive Chair of Cresco Labs, Inc. (2020-2023)
- Executive-in-Residence at the Booth School of Business (2018-present)
- Lecturer in Law at the University of Chicago Law School teaching courses on corporate governance, private equity and United States-China relations, and innovative solutions (2012-present)
- Senior Fellow in the Advanced Leadership Initiative at Harvard University (2019-2021)
- CEO of Dun & Bradstreet (Aug 2018-Feb 2019)
- Chair & Interim CEO of Dun & Bradstreet (Feb 2018-Aug 2018)
- CEO of Cerberus Asia Operations & Advisory Limited, a global private equity firm (2010-2012)
- CEO of Indachin Limited, developed early-stage information-based companies in China and India (2005-2009)
- Senior partner with Bain & Company and head of Bain's information technology strategy practice in Silicon Valley and Asia (2003-2005)
- Global Managing Director of the Strategy & Technology Business of Capgemini and CEO of Capgemini Asia Pacific and CEO of Ernst & Young Consulting Asia Pacific (1996-2003)
- Various positions in McKinsey & Company, Buddy Systems, Inc., and CSC Index in early career

**Other Current Public Company Directorships**
- Chindata Group Holdings Limited (NASDAQ: CD) (2020-present) (Chair of the Audit Committee)
- Cresco Labs, Inc. (Chairman of the Board - 2016-present)

**Other Directorships**
- Clear Media Limited (Chair of the Remuneration Committee) (2016-2020)
- Dun & Bradstreet (NYSE: DNB) (2013-2019) (Lead Director and Chair of the Nominating and Corporate Governance Committee)
- iSoftStone Holdings Limited (2010-2014)
- AsiaInfo-Linkage, Inc. (2006-2014)
- GOME Electrical Appliances Company (2007-2012)
- Bank of Communications Co., Ltd. (2004-2010)
- China Board of Directors Ltd. (2005-2009) (Chair)
- Bain & Company's China Board (2003-2005)



**Derrick A. Roman**

**Age:** 59

**Director Since:** 2021

**Committees:**
- Audit

**Professional Experience**
- Audit, consulting and senior client relationship partner at PricewaterhouseCoopers LLP (1997-2020)
- Risk management, DEI, corporate responsibility, cybersecurity and IT leadership responsibilities at PricewaterhouseCoopers LLP
- Certified Public Accountant
- Diligent™ Climate Leadership Certified
- National Association of Corporate Directors (NACD) Member
- Black Corporate Readiness Program (Santa Clara University) Advisor and Mentor
- Central Audit Committee Network Member
- National Association of Black Accountants, Inc. Lifetime Member and Board Advisor
- Named one of *Savoy Magazine's* "2021 Most Influential Black Corporate Directors"

**Other Current Public Company Directorships**
- WEX, Inc. (NYSE: WEX) (Audit and Finance Committees) (2021-Present)

**Other Directorships**
- The Skillman Foundation Board of Trustees (2022-Present)
- National Constitution Center Board of Trustees (2000-Present)
- Pangeo Holdings LLC (dba G-P or Globalization Partners) Board Observer (2022-Present)
- Philanthropos LLC (dba Philanthropi) Board Member (2020-Present)



**Charles L. Treadway**

**Age:** 57

**Director Since:** 2020

**Committees:**
- None

**Professional Experience**
- President and CEO of CommScope (2020-present)
- Operating Executive with The Carlyle Group LP (July 2020-September 2020)
- CEO of Accudyne Industries (2016-2020)
- CEO of Thomas & Betts Corporation, a global business unit of ABB Group (2012-2016)
- President and COO, Thomas & Betts Corporation (2011-2012)
- President of Electrical Division, Thomas & Betts Corporation (2009-2011)

**Other Current Public Company Directorships**
- None

**Other Directorships**
- None



**Claudius (Bud) E. Watts IV**

**Age: 61**

**Director Since:** 2011

**Chairman of the Board Since:** 2020

**Committees:**
 - None

**Professional Experience**
- Private investor and Founding Partner of Meeting Street Capital, LLC (2018-present)
- Senior Advisor to The Carlyle Group LP (2018-present)
- Partner with The Carlyle Group LP (2000-2017)
- Founded and led The Carlyle Group LP's Technology Buyout business (2004-2014)
- Managing Director in the M&A group of First Union Securities, Inc. (1998-2000)
- Principal at Bowles Hollowell Conner & Co. (1994-1998)
- Fighter Pilot, United States Air Force (1984-1992)

**Other Current Public Company Directorships**
- None

**Other Directorships**
- Carolina Financial Corporation – Chair (NASDAQ: CARO) (2015-2020)
- Former director on boards of numerous other public and private companies, including service as Chair and Lead Independent Director



**Timothy T. Yates**

**Age: 75**

**Director Since:** 2013

**Lead Independent Director Since:** 2020

**Committees:**
- Audit (Chair)

**Professional Experience**
- Various leadership roles including CEO, CFO and EVP at Monster Worldwide, Inc. (2007–2016)
- Led integration of Symbol into Motorola, Inc.'s Enterprise Mobility business (2007)
- Various positions including independent consultant and SVP, CFO at Symbol Technologies, Inc. (2005–2007)
- Partner and CFO of Saguenay Capital, a boutique investment firm (2002–2005)
- Co-Founder and Partner at Cove Harbor Partners, a private investment and consulting firm (1996–2002)
- Various senior leadership roles at Bankers Trust New York Corporation, including serving as Chief Financial and Administrative Officer (1971–1995)

**Other Current Public Company Directorships**
- None

**Other Directorships**
- Monster Worldwide, Inc. (NASDAQ: MWW) (2007-2016)
- Symbol Technologies, Inc. (2006-2007)

**The Board of Directors of the Company recommends a vote "FOR" each of the foregoing nominees for election as directors. Proxies will be voted "FOR" each nominee, unless otherwise specified in the proxy.**

## DIRECTOR SKILLS AND QUALIFICATIONS

| | Chan | Gray | Krause | Mackenzie | Maguire | Manning | McCarter | Roman | Treadway | Watts | Yates |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Directorship | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ |
| Finance / Accounting | | ✓ | | | | ✓ | ✓ | ✓ | | ✓ | ✓ |
| Governance | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ |
| Industry Experience | ✓ | ✓ | ✓ | | ✓ | | ✓ | ✓ | ✓ | ✓ | |
| Leadership / Management | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Mergers & Acquisitions / Integration Experience | | ✓ | ✓ | ✓ | | | ✓ | | ✓ | ✓ | ✓ |
| Information Technology | ✓ | ✓ | ✓ | | | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |
| Strategic Planning | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ | | ✓ | ✓ | ✓ |
| Audit Committee Financial Expert | | ✓ | | | | ✓ | | | ✓ | ✓ | ✓ |
| Risk Management / Internal Controls | | ✓ | | | ✓ | | | ✓ | | | ✓ |
| Extensive Experience with Our Business | | ✓ | ✓ | | | ✓ | ✓ | | ✓ | ✓ | ✓ |
| Regulatory Matters | | ✓ | | | | ✓ | | | | | ✓ |

## POLICIES ON CORPORATE GOVERNANCE

Our Board believes that good corporate governance is important to ensure our business is managed for the long-term benefit of our stockholders. We have adopted a Code of Conduct that applies to all our directors, executive officers and senior financial and accounting officers, as well as a Code of Ethics and Business Conduct that applies to all our employees. We have also adopted Corporate Governance Guidelines. Current versions of the Code of Conduct, the Code of Ethics and Business Conduct and the Corporate Governance Guidelines are available on our website at www.commscope.com and will also be provided upon request to any person without charge. Requests should be made in writing to our Corporate Secretary at CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, North Carolina 28602, or by phone at (828) 324-2200. In the event of any amendment or waiver of our Code of Conduct or Code of Ethics and Business Conduct applicable to our directors or executive officers, such amendment or waiver will be posted on our website.

## BOARD LEADERSHIP STRUCTURE

The Company currently has separate individuals serving in the positions of Chairman of the Board and Chief Executive Officer. The Board of Directors does not have a set policy with respect to the separation of the offices of Chairman of the Board and Chief Executive Officer, as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board regularly evaluates whether the roles of Chairman of the Board and Chief Executive Officer should be separate and, if they are to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee of the Company. The Board believes these issues should be considered as part of the Board's broader oversight and succession planning process. The Board believes that Mr. Watts is appropriate to serve as employee Chairman as he has a long history of service to the Company, most recently as the Board's Lead Independent Director.

In accordance with our Corporate Governance Guidelines, at any time when the Chairman of the Board is not an independent director, the independent members of the Board will select an

independent director to serve in a lead capacity. Mr. Yates was appointed as Lead Independent Director in 2020 upon Mr. Watts' appointment as Chairman of the Board. Among other things, our Lead Independent Director presides at all meetings of the independent directors and any Board meeting when the Chairman is not present, advises the Chairman as to the Board's agenda and information to be provided to the Board, and serves as the principal liaison and facilitator between the independent directors and the Chairman and Chief Executive Officer. In addition, our Lead Independent Director has the authority to convene special meetings of the independent directors, responds to stockholder questions directed to the independent directors and is available to major stockholders for consultation and direct communication.

## THE BOARD'S ROLE IN MANAGEMENT'S SUCCESSION PLANNING

As reflected in our Corporate Governance Guidelines, the Board's primary responsibilities include planning for Chief Executive Officer succession and monitoring and advising on management's succession planning for other executive officers. The Board's goal is to have a long-term and continuing program for effective senior leadership development and succession. The Board is actively engaged in these endeavors and has a contingency plan in place for emergencies such as the departure, death or disability of the Chief Executive Officer or other executive officers.

The Chief Executive Officer and Chief Human Resources Officer report regularly to the Compensation Committee and the Board on succession planning and management development.

## THE BOARD'S ROLE IN RISK OVERSIGHT

While risk management is primarily the responsibility of our management, the Board provides overall risk oversight focusing on the most significant risks facing the Company. The Board oversees the risk management processes that have been designed and are implemented by our executives to determine whether those processes are functioning as intended and are consistent with our business and strategy. The Board executes its oversight responsibility for risk management directly and through its committees. The Board's role in risk oversight has not affected its leadership structure.

We are exposed to a number of risks, including financial risks, operational risks and risks related to regulatory and legal compliance. The Audit Committee is specifically tasked with reviewing with management, our internal audit function, our independent auditors and our Chief Compliance Officer, as appropriate, our compliance with legal and regulatory requirements and any related compliance policies and programs as well as reviewing our financial and risk management policies. The Audit Committee also has oversight of our enterprise risk management program (ERM), which is our annual comprehensive assessment of key risks related to finance, operations and management information systems, including those related to cybersecurity. On a quarterly basis, our ERM team reviews with senior management and the Audit Committee our risk profile and our progress on the related risk mitigation action plans. Annually our internal audit function also develops a risk-based internal audit plan utilizing the ERM consolidated risk profile. The Company consults with external advisors, as necessary, to identify and understand emerging risks for the Company. The ERM process is the responsibility of the Company's Chief Financial Officer. As part of the Audit Committee's oversight of cybersecurity matters, they receive quarterly updates from our Chief Information Officer on matters impacting the Company, emerging issues and the results of external assessments. Members of our management who have responsibility for designing and implementing our risk management processes around other areas of the business also regularly meet with the Audit Committee. Additionally, the Nominating and Corporate Governance Committee is tasked with overseeing our environmental and corporate responsibility efforts and any related risks. The Board's other committees oversee risks associated with their respective areas of responsibility.

The full Board considers specific risk topics, including risk-related issues pertaining to laws and regulations enforced by the United States and foreign government regulators and risks associated with our business plan and capital structure. In addition, the Board receives reports from members of our management that include discussions of the risks and exposures involved with their respective areas of responsibility, and the Board is routinely informed of developments that could affect our risk profile or other aspects of our business.

## DIRECTOR INDEPENDENCE

Nasdaq listing standards and our Corporate Governance Guidelines, which are available on our website as described above, require that the Board be comprised of a majority of directors who qualify as independent directors under applicable Nasdaq rules. The Board has determined that each of Mary S. Chan, Stephen C. Gray, L. William Krause, Mindy Mackenzie, Joanne M. Maguire, Thomas J. Manning, Patrick R. McCarter, Derrick A. Roman, and Timothy T. Yates, is independent under applicable Nasdaq rules. The Board has determined that Charles L. Treadway and Claudius E. Watts IV are not independent.

## NOMINATIONS FOR DIRECTORS

The Nominating and Corporate Governance Committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a director candidate for consideration by the Nominating and Corporate Governance Committee should send such recommendation to our Corporate Secretary at CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, North Carolina 28602, who will then forward it to the committee. Any such recommendation should include a description of the candidate's qualifications for board service, the candidate's written consent to be considered for nomination and to serve if nominated and elected, and addresses and telephone numbers for contacting the stockholder and the candidate for more information. A stockholder who wishes to nominate an individual as a candidate for election, rather than recommend the individual to the Nominating and Corporate Governance Committee as a nominee, must comply with the advance notice requirements set forth in our Bylaws. See "Stockholder Proposals for the Company's 2024 Annual Meeting" in this Proxy Statement and our Bylaws for more information on these procedures.

The Nominating and Corporate Governance Committee will consider and evaluate persons recommended by stockholders in the same manner as it considers and evaluates other potential directors. With respect to the directors to be elected by the holders of shares of Series A Convertible Preferred Stock, such nominees are required to have been designated by Carlyle pursuant to the Investment Agreement.

## DIRECTOR QUALIFICATIONS

The Nominating and Corporate Governance Committee is responsible for reviewing the qualifications of potential director candidates and recommending to the Board of Directors those candidates to be nominated for election. In reviewing such candidates, our Corporate Governance Guidelines, which are available on our website as described above, set forth criteria that the Nominating and Corporate Governance Committee must consider when evaluating a director candidate for membership on the Board of Directors. These criteria are as follows:

- **Integrity**: reputation for integrity, honesty and adherence to high ethical standards;
- **Sound business judgment**: demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to our current and long-term objectives and a willingness to contribute positively to the decision-making process;

- **Ability and willingness to commit sufficient time to the Board**: commitment to understand us and our industry and to regularly attend and participate in meetings of the Board of Directors and its committees; and

- **Ethics and independence**: ability to understand the sometimes-conflicting interests of our various constituencies, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the overall best interests of all stakeholders.

The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for any prospective nominee.

Our Corporate Governance Guidelines also require the Nominating and Corporate Governance Committee to consider the mix of backgrounds and qualifications of the directors in order to assure that the Board of Directors has the necessary experience, knowledge and abilities to perform its responsibilities effectively and to consider the value of diversity on the Board of Directors, including diversity of experience, thoughts, gender, race, ethnicity, age and background. We believe that diversity and, specifically, representation in the Board room are important, and we have made good progress toward our goal of an overall diverse Board. In the past three years, we have added two additional female directors and two directors from underrepresented minority groups. In addition, our diverse directors continue to take on more leadership roles on the Board, as demonstrated by the fact that two of our three Board committees are currently chaired by female directors. We will continue to consider the overall diversity of the Board in connection with any new appointments to our Board.

| Board Diversity Matrix (As of March 15, 2023) | | | | |
|---|---|---|---|---|
| Total Number of Directors | | 12 | | |
| | Female | Male | Non-Binary | Did Not Disclose Gender |
| **Part I: Gender Identity** | | | | |
| Directors | 3 | 9 | — | — |
| **Part II: Demographic Background** | | | | |
| African American or Black | — | 1 | — | — |
| Alaskan Native or Native American | — | — | — | — |
| Asian | 1 | — | — | — |
| Hispanic or Latinx | — | — | — | — |
| Native Hawaiian or Pacific Islander | — | — | — | — |
| White | 2 | 8 | — | — |
| Two or More Races or Ethnicities | — | — | — | — |
| LGBTQ+ | | 1 | | |
| Did Not Disclose Demographic Background | | — | | |

## BOARD COMPOSITION

The number of members on our Board of Directors may be modified from time to time exclusively by resolution of our Board of Directors. Our Board of Directors currently consists of twelve members. Claudius E. Watts IV was appointed Chairman of the Board of Directors in October 2020 and Timothy T. Yates has served as the Lead Independent Director since 2020.

As of April 4, 2019, per the Investment Agreement between Carlyle and CommScope, Carlyle has the right to designate two directors to our Board, each to serve a one-year term. Ms. Mackenzie and Mr. McCarter are nominees designated by Carlyle and recommended by the Board for election in 2023

with terms expiring at the 2024 Annual Meeting. The directors designated by Carlyle will be voted on by the holders of Series A Convertible Preferred Stock as a single class at each annual meeting until certain beneficial ownership conditions are no longer met as detailed in the Investment Agreement.

In 2021, our stockholders approved amendments to our Certificate of Incorporation to declassify our Board with a phased in approach. The transition to a declassified board is now complete, so beginning this year all director nominees are elected to one-year terms.

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable the Board of Directors to satisfy their oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person's background and experience as reflected in the information discussed in each of the director's individual biographies set forth above. See Proposals No. 1 and No. 2: Election of Directors. We believe that our directors provide an appropriate diversity of experience and skills relevant to the size and nature of our business.

## BOARD AND COMMITTEE EVALUATIONS

Each year, our Nominating and Corporate Governance Committee oversees self-evaluations of the Board and each of the committees to assess the qualifications, attributes, skills and experience represented on the Board; to assess their effectiveness and adherence to our Corporate Governance Guidelines and committee charters; and to identify opportunities to improve Board and committee performance. Periodically, the Board also engages outside counsel to assist with the director self-assessment process, including performing candid one-on-one confidential interviews with directors and presenting their findings to the Board.

## BOARD MEETINGS, ATTENDANCE AND EXECUTIVE SESSIONS

The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between scheduled meetings. Members of senior management regularly attend meetings of the Board and its committees to report on and discuss their areas of responsibility. Directors are expected to attend Board meetings and meetings of committees on which they serve. In addition, all directors are invited, but not required, to attend our annual stockholder meeting. In 2022, all the directors attended our virtual annual stockholder meeting. Directors are expected to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. In 2022, the Board held nine meetings and committees of the Board held a total of twelve meetings. All directors attended 85% or more of the meetings of the Board and committees on which they served.

In general, the Board reserves time following each regularly scheduled meeting to allow the independent directors to meet in executive session.

## BOARD COMMITTEES

Our Board of Directors oversees the management of our business and affairs as provided by Delaware law and conducts its business through meetings of the Board of Directors and three standing committees: Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. In addition, from time to time, other committees may be established under the direction of the Board of Directors when necessary or advisable to address specific issues.

Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee operates under a charter that was approved by our Board of Directors. Each of these charters is available on our investor relations website at http://ir.commscope.com.

| Committee | Primary Responsibilities |
|---|---|
| **Audit**[1]<br><br>Members: Messrs. Yates (Chair), Manning and Roman<br><br>Number of Meetings in 2022: 4 | • Assists the Board of Directors in its oversight of (i) our accounting and financial reporting processes and other internal control processes, (ii) the audits and integrity of our financial statements, and (iii) our compliance with legal and regulatory requirements.<br>• Approves the independent registered public accounting firm's appointment, compensation and retention and provides oversight of their work, as well as annually assesses their qualifications and independence.<br>• Considers and reviews the adequacy and effectiveness of our internal controls over financial reporting and any related significant findings of our independent auditor and internal audit.<br>• Reviews our Code of Ethics and recommends changes as well as reviews and assesses any violations.<br>• Reviews and approves any proposed related person transactions.<br>• Reviews our financial and risk management policies, including approval of decisions to enter swaps or other derivatives.<br>• Reviews our ERM program which is a comprehensive assessment of key risks including those related to cybersecurity. |
| **Compensation**[2]<br><br>Members: Ms. Chan (Chair), Messrs. Gray and Krause and Ms. Mackenzie<br><br>Number of Meetings in 2022: 5 | • Reviews and approves the compensation philosophy and all forms of compensation and benefits provided to our Chief Executive Officer.<br>• Reviews and approves all forms of compensation and benefits provided to our other executive officers.<br>• Reviews and oversees the administration of our equity incentive plans.<br>• May engage independent compensation advisors to provide advice regarding our executive compensation program and director compensation.<br>• Reviews and approves talent management development and succession plans for the Chief Executive Officer.<br>• Reviews and oversees our diversity, equity and inclusion plans |
| **Nominating and Corporate Governance**[3]<br><br>Members: Ms. Maguire (Chair) and Messrs. Krause and McCarter<br><br>Number of Meetings in 2022: 3 | • Identifies, screens and recommends candidates to the Board of Directors for election to our Board of Directors.<br>• Reviews the composition of the Board of Directors and its committees.<br>• Reviews and determines appropriate Board leadership structure.<br>• Develops and recommends appropriate Corporate Governance Guidelines.<br>• Oversees overall compliance with and execution of the Company's Corporate Governance Guidelines.<br>• Oversees ESG policies and practices.<br>• Oversees annual Board evaluation process. |

(1)    The Board of Directors has determined that each member of the Audit Committee is an "audit committee financial expert" as such term is defined under the applicable regulations of the Commission and has the requisite accounting or related

financial management expertise and financial sophistication under the applicable rules and regulations of Nasdaq. The Board of Directors has also determined that each member of the Audit Committee is independent under Rule 10A-3 under the Exchange Act and the enhanced independence standards for audit committee members as defined in the rules of Nasdaq and the Commission. All members of the Audit Committee can read and understand fundamental financial statements, are familiar with finance and accounting practices and principles, and are financially literate.

(2) The Compensation Committee's processes for fulfilling its responsibilities and duties with respect to executive compensation and the role of executive officers and management in the compensation process are each described under the heading "Determination of Compensation Awards" in this Proxy Statement. The Board of Directors has determined that each member of the Compensation Committee satisfies the enhanced independence standards for compensation committee members as defined in the rules of Nasdaq and the Commission.

(3) The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent as defined in the Nasdaq rules.

## STOCKHOLDER COMMUNICATIONS WITH BOARD OF DIRECTORS

Stockholders may send written communications to the Board of Directors, or any of the individual directors, c/o our Corporate Secretary at CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, North Carolina 28602. All communications will be compiled by the Corporate Secretary of the Company and submitted to the Board of Directors or the individual directors, as applicable, on a periodic basis.

## DIRECTOR COMPENSATION

Our Compensation Committee has the primary authority to determine and approve the compensation of our non-employee directors. When considering and approving changes to the level and composition of the directors' compensation, the Compensation Committee considers input from its independent compensation consultant and market data from peer companies.

Directors who are employees of the Company or its affiliates (including Carlyle) receive no additional compensation for their service on our Board of Directors or its committees. Non-employee directors are each paid a basic cash retainer per year for service on our Board of Directors, payable quarterly, plus an additional amount for serving as a chair or member of a committee. The Lead Independent Director receives an additional cash retainer annually. We also reimburse non-employee directors for reasonable out-of-pocket expenses in the performance of their duties as directors. Non-employee directors receive equity-based awards in the form of RSUs at the time of their election to our Board of Directors. In addition, our non-employee directors receive an annual grant of RSUs on the date of the annual stockholders' meeting. The RSUs vest on the date of the next annual meeting or, if earlier, the first anniversary of the grant date. If a director joins the Board or changes roles between stockholders' meetings, the director fees and stock retainer are prorated.

In 2022, the Compensation Committee decided to maintain the non-employee director compensation program cash retainer amounts for 2022 with no changes from the compensation levels that had been approved in February 2019. The annual stock retainer was increased to $200,000 per non-employee director, but the Compensation Committee decided to cap the number of RSUs to be granted to the non-employee directors in 2022 based on an amount equal to $12 per share (or, if greater, the fair market value of our stock on the grant date). As a result, the equity awards granted to non-employee directors in 2022 had a grant date value of $126,669.

The following tables summarize our non-employee director compensation for 2022:

| Annual Non-Employee Director Compensation | |
| --- | --- |
| Basic Cash Retainer | $ 90,000 |
| Supplemental Cash Retainers: | |
| Lead Independent Director | $ 30,000 |
| Audit Committee Chair[1] | $ 30,000 |
| Audit Committee Member | $ 15,000 |
| Compensation Committee Chair[1] | $ 20,000 |
| Compensation Committee Member | $ 10,000 |
| Nominating and Corporate Governance Committee Chair[1] | $ 15,000 |
| Nominating and Corporate Governance Committee Member | $ 10,000 |
| Annual Stock Retainer[2] | $200,000 |

(1)   Amount includes both the supplemental cash retainer for serving as the committee chair and the supplemental cash retainer for serving as a member of such Committee.
(2)   The number of RSUs granted as the annual stock retainer for 2022 was determined based upon the greater of $12 or the closing price of our common stock on the grant date.

## Employment Agreement with Mr. Watts

Mr. Watts is the Chairman of the Board and an employee of the Company, and we are party to an employment agreement with him. His agreement is on a one-year term, automatically renewing for an additional one-year period each year following the initial term, unless either party gives 60 days written notice of non-renewal. Mr. Watts receives a salary equal to $620,400 and is eligible to participate in the Company's employee benefit programs, but he does not receive annual incentive awards under the AIP.

In connection with his employment, in 2022, Mr. Watts received 78,400 RSUs that vest subject to Mr. Watts' continued service annually over three years beginning on the first anniversary of the grant date. In addition, in 2022, Mr. Watts received 47,000 Core Adjusted EBITDA PSUs and 31,400 TSR PSUs. The Core Adjusted EBITDA PSUs are eligible to vest based upon on achievement of cumulative Core Adjusted EBITDA goals for the three-year period covering fiscal years 2022, 2023 and 2024, and the TSR PSUs are eligible to vest on June 1, 2025 based upon the achievement of goals related to our TSR ranking relative to the TSR of the companies, other than the Company, comprising the S&P 500 over a three-year period from March 1, 2022 through February 28, 2025.

Pursuant to Mr. Watts' employment agreement, in the event Mr. Watts' employment is terminated by the Company for any reason other than for cause or disability or by Mr. Watts for good reason, in each case regardless of whether a change in control has occurred, Mr. Watts will be entitled to receive his accrued compensation and each of the following:

- severance pay equal to twelve months' base salary, payable in equal monthly installments over twelve months, or two years' base salary if such termination occurs within twenty-four months following a change in control, payable in a lump sum; and

- a cash payment equal to the cost we would have incurred had he continued group medical, dental, vision and/or prescription drug benefit coverage for himself and his eligible dependents for twelve months, payable in periodic installments in accordance with our payroll practice.

For purposes of Mr. Watts' agreement, "good reason" includes a material reduction in base salary, a change in his title or position as Chairman, any requirement to permanently relocate to the Company's headquarters, or a material breach of the agreement.

If Mr. Watts' employment is terminated by the Company for cause or disability, by reason of his death or by Mr. Watts other than for good reason, we will pay to Mr. Watts his accrued compensation.

## DIRECTOR COMPENSATION TABLE FOR 2022

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1) | All Other Compensation ($)(2) | Total ($) |
|---|---|---|---|---|
| Claudius E. Watts IV | — | — | 2,077,724 | 2,077,724 |
| Mary S. Chan | 110,000 | 126,669 | — | 236,669 |
| Frank M. Drendel | 90,000 | 126,669 | — | 216,669 |
| Stephen C. Gray | 100,000 | 126,669 | — | 226,669 |
| L. William Krause | 110,000 | 126,669 | — | 236,669 |
| Mindy Mackenzie[3] | — | — | — | — |
| Joanne M. Maguire | 105,000 | 126,669 | — | 231,669 |
| Thomas J. Manning | 105,000 | 126,669 | — | 231,669 |
| Patrick R. McCarter[3] | — | — | — | — |
| Derrick A. Roman | 105,000 | 126,669 | — | 231,669 |
| Timothy T. Yates | 150,000 | 126,669 | — | 276,669 |

(1) We granted each non-employee director 16,667 RSUs in 2022 which will vest May 6, 2023. Amounts represent the grant date fair value of these RSUs, which was computed in accordance with FASB ASC Topic 718. Mr. Drendel held 199,877 vested and exercisable stock options at December 31, 2022 which were granted during his employment. No other directors held stock options.

(2) Mr. Watts is employed by the Company and did not receive compensation for his service as a director in 2022. Amounts paid in 2022 are related to Mr. Watts' 2022 employment, including $610,200 in salary (base salary was $620,400 due to July 1, 2022 increase), a $18,300 company contribution to the 401(k) plan, and a $594 life insurance premium. Also included is the $680,512 grant date fair value of Mr. Watts' 78,400 RSUs, the $407,960 grant date fair value of Mr. Watts' 47,000 Core Adjusted EBITDA PSUs and the $360,158 grant date fair value of Mr. Watts' 31,400 TSR PSUs, which were granted to him in 2022 in connection with his service as an employee of the Company. The fair value of these awards was computed in accordance with FASB ASC Topic 718. Mr. Watts' RSUs were granted on March 1, 2022 and vest subject to his continued service annually over three years beginning on the first anniversary of the grant date. Mr. Watts' Core Adjusted EBITDA PSUs and TSR PSUs were also granted on March 1, 2022 and vest based on achievement of cumulative Core Adjusted EBITDA goals for the three-year period covering fiscal years 2022, 2023 and 2024. The TSR PSUs vest on June 1, 2025 based upon the achievement of goals relating to our TSR ranking relative to the TSR of the companies, other than the Company, comprising the S&P 500, over a three-year period from March 1, 2022 through February 28, 2025. As of December 31, 2022, in addition to these 2022 RSUs, Core Adjusted EBITDA PSUs and TSR PSUs, Mr. Watts held 33,334 RSUs granted to him in 2020 that remained unvested and are eligible to vest in 2023 conditioned upon his continued service and 154,000 EPRG PSUs granted to him in 2020 that remained unvested and are eligible to vest upon achievement of certain hurdles relating to our stock price (ranging from a low of $15 and a high of $40, with the $15 and $20 average price hurdles being previously met in 2021) and his continued service over a four-year period.

(3) Ms. Mackenzie and Mr. McCarter are employed by Carlyle and did not receive director compensation from the Company.

## DIRECTOR STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for the non-employee members of our Board of Directors and our executive officers. These guidelines were established to align with industry practice and to affirm to stockholders that our directors and executives have a meaningful long-term equity position in the Company and a longer-term view of its performance. Pursuant to our stock ownership guidelines, which were based on market and peer group data and were adopted following consultation with the Compensation Committee's independent compensation consultant, each of our non-employee directors are expected to own shares having a value equal to five times their base cash retainer (excluding committee fees).

The value of a non-employee director's stock ownership is measured as of December 31 of each year by reference to the 30-day average closing price of our stock on the Nasdaq Stock Market and using each individual's base retainer then in effect.

Current and new non-employee directors who are subject to these guidelines are expected to satisfy them by the end of the calendar year following the fifth anniversary of (i) the guidelines' January 1, 2017 effective date or (ii) such later date that a Participant becomes subject to the Guidelines and to hold at least such minimum value in shares of our common stock or RSUs for so long as applicable. All of our non-employee directors have met or are on track to meet their ownership requirements within the applicable five-year period. See the "Stock Ownership Guidelines" section below for information on the guidelines for our executives.

# CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Our Board has adopted a written statement of policy for the evaluation of and the approval, disapproval and monitoring of transactions involving us and "related persons." For the purposes of the policy, "related persons" will include our executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or more of our outstanding common stock and their immediate family members.

The policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest. Pursuant to this policy, our management will present to our Audit Committee each proposed related person transaction, including all relevant facts and circumstances relating thereto. Our Audit Committee will then:

- review the relevant facts and circumstances of each related person transaction, including the financial terms of such transaction, the benefits to us, the availability of other sources for comparable products or services, if the transaction is on terms no less favorable to us than those that could be obtained in arm's-length dealings with an unrelated third party or employees generally and the extent of the related person's interest in the transaction; and

- consider the impact on the independence of any independent director and the actual or apparent conflicts of interest.

Any related person transaction may only be consummated if our Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. Certain types of transactions have been pre-approved by our Audit Committee under the policy. These pre-approved transactions include:

- certain employment and compensation arrangements;

- transactions where the related person's interest is only as an employee (other than an executive officer), director or owner of less than ten percent (10%) of the equity in another entity;

- transactions where the related person is an executive officer of another company and the aggregate amount involved does not exceed the greater of $200,000 or five percent (5%) of the total annual revenues of the other company;

- charitable contributions to an organization, foundation or university at which the related person's only relationship is as an employee, trustee or director, if the contribution is made pursuant to the Company's policies and approved by someone other than the related person;

- transactions where the interest of the related person arises solely from the ownership of a class of equity securities in our Company where all holders of such class of equity securities will receive the same benefit on a pro rata basis;

- transactions determined by competitive bids;

- certain regulated transactions involving the rendering of services at rates or charges fixed by law or governmental authority; and

- certain transactions involving banking-related services such as services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

No director may participate in the approval of a related person transaction for which he or she, or his or her immediate family members, is a related person.

## INVESTMENT AGREEMENT

On April 4, 2019, the Company issued 1,000,000 shares of Series A Convertible Preferred Stock to Carlyle for an aggregate purchase price of $1.0 billion, or $1,000 per share, pursuant to the Investment Agreement between the Company and Carlyle, dated November 8, 2018.

The Series A Convertible Preferred Stock ranks senior to the shares of the Company's common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Holders of Series A Convertible Preferred Stock are entitled to a cumulative dividend at the rate of 5.5% per annum, payable quarterly in arrears. Dividends can be paid in cash, in kind with Series A Convertible Preferred Stock or any combination of the two options at the Company's sole discretion. During 2022, we paid Carlyle cash dividends of $14.9 million and dividends in-kind of $44.1 million (in the form of 44,166 additional shares of Series A Convertible Preferred Stock) for the Series A Convertible Preferred Stock.

The Series A Convertible Preferred Stock is convertible at the option of the holders at any time into shares of CommScope common stock at a conversion rate of 36.36 shares of common stock per share of Series A Convertible Preferred Stock (equivalent to $27.50 per common share). The conversion rate is subject to customary anti-dilution and other adjustments. At any time after the third anniversary of the issuance of the Series A Convertible Preferred Stock, if the volume weighted average price of CommScope's common stock exceeds the mandatory conversion price of $49.50 for at least thirty trading days in any period of forty-five consecutive trading days (including the final five consecutive trading days of such forty-five day trading period), the Company has the option to convert all of the outstanding shares of Series A Convertible Preferred Stock into CommScope common stock. During the three months following the eight and one-half year anniversary of the Investment Agreement closing date and the three months following each anniversary thereafter, holders of the Series A Convertible Preferred Stock will have the right to require CommScope to redeem all or any portion of the Series A Convertible Preferred Stock at 100% liquidation preference plus all accrued and unpaid dividends. The redemption price is payable, at the Company's option, in cash or a combination of cash and common stock subject to certain restrictions. Upon the occurrence of a change of control, the Company will have the right, subject to the rights of the holders of outstanding shares of Series A Convertible Preferred Stock to convert prior to such redemption, to redeem all of the Series A Convertible Preferred Stock for the greater of (i) an amount in cash equal to the sum of the liquidation preference of the Series A Convertible Preferred Stock, all accrued but unpaid dividends and, if the applicable redemption date is prior to the fifth anniversary of the first dividend payment date, the present value, discounted at a rate of 10%, of any remaining scheduled dividends through the five year anniversary of the first dividend payment date, assuming CommScope chose to pay such dividends in cash and (ii) the consideration the holders would have received if they had converted their shares of Series A Convertible Preferred Stock into common stock immediately prior to the change of control event.

Holders of Series A Convertible Preferred Stock are entitled to vote with the holders of common stock on an as-converted basis, voting together as a single class. Holders of Series A Convertible Preferred Stock are entitled to a separate class vote with respect to amendments to the Company's organizational documents that have an adverse effect on the Series A Convertible Preferred Stock and the creation or classification of, or issuances by, the Company of securities that are senior to, or equal in priority with, the Series A Convertible Preferred Stock. So long as Carlyle or its affiliates beneficially

own shares of Series A Convertible Preferred Stock and/or shares of common stock issued upon conversion of Series A Convertible Preferred Stock (Conversion Common Stock) that represent, in the aggregate and on an as-converted basis, at least 50% of Carlyle's initial shares of Series A Convertible Preferred Stock on an as-converted basis, Carlyle has the right to designate two directors to be nominated by the Board for election to the Board. Until Carlyle no longer has the right to designate directors for election to the Board, it and its affiliates have committed to vote all of their shares of Series A Convertible Preferred Stock and/or common stock (i) in favor of director nominees recommended by the Board, (ii) against stockholder director nominees not approved and recommended by the Board, (iii) in favor of the Company's say-on-pay proposal and other equity compensation proposals that have been approved by the compensation committee and (iv) in favor of the Company's proposal for ratification of the appointment of the Company's independent registered public accounting firm. Regarding all other matters submitted to the vote of stockholders, Carlyle and its affiliates are under no obligation to vote in the same manner as recommended by the Board or otherwise.

## INDEMNIFICATION AGREEMENTS

We have entered into indemnification agreements with each of our directors and certain of our officers. These indemnification agreements provide the directors and officers with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions under Delaware law. We believe that these indemnification agreements are, in form and substance, substantially similar to those commonly entered into by similarly situated companies. A form of an indemnification agreement is filed as an exhibit to our Annual Report on Form 10-K.

# EXECUTIVE OFFICERS

The following table provides information regarding our executive officers:

| Name | Age | Position |
|---|---|---|
| Charles L. Treadway | 57 | President, Chief Executive Officer and Director |
| Kyle D. Lorentzen | 57 | Executive Vice President and Chief Financial Officer |
| Justin C. Choi | 57 | Senior Vice President, Chief Legal Officer and Secretary |
| John R. Carlson | 66 | Senior Vice President and Chief Commercial Officer |
| Gonzaga J. Chow | 61 | Senior Vice President & President, Home |
| Farid Firouzbakht | 59 | Senior Vice President & President, OWN |
| Bart A. Giordano | 46 | Senior Vice President & President, NICS |
| John R. Johnsen | 65 | Senior Vice President & President, CCS |
| Robyn T. Mingle | 57 | Senior Vice President and Chief Human Resources Officer |
| Laurie S. Oracion | 46 | Senior Vice President and Chief Accounting Officer |
| Guy Sucharczuk | 57 | Senior Vice President & President, ANS |

### Charles (Chuck) L. Treadway

Mr. Treadway was appointed as our President and Chief Executive Officer in October 2020. He also serves as a member of our Board of Directors. Mr. Treadway most recently served as an operating executive with The Carlyle Group in 2020 and Chief Executive Officer of Accudyne Industries, a global provider of precision-engineered, process-critical and technologically advanced pumps and flow control equipment, systems and high efficiency industrial compressors, from 2016 to 2020. Prior to joining Accudyne Industries, Mr. Treadway held various leadership positions at Thomas & Betts Corporation, a global leader in the design, manufacture and marketing of essential components used to manage the connection, distribution, transmission and reliability of electrical power in industrial, construction and utility applications, including President and Chief Executive Officer from 2012 to 2016, President and Chief Operating Officer from 2011 to 2012 and Group President of Electrical from 2009 to 2011. He previously served in several management and executive positions at Schneider Electric S.A., Prettl International, Inc. and Yale Security, Inc.

### Kyle D. Lorentzen

Mr. Lorentzen became our Executive Vice President and Chief Financial Officer in November 2021. Prior to this role, Mr. Lorentzen served as our Senior Vice President and Chief Transformation Officer since he joined CommScope in January 2021. Before joining CommScope, he served as Chief Financial Officer of Accudyne Industries from 2017 to 2020. From 2014 to 2017, Mr. Lorentzen was Chief Financial Officer and Executive Vice President of Express Energy Service. Earlier, Mr. Lorentzen held multiple roles with Constellium, including Chief Executive Officer of Constellium Ravenswood from 2011 to 2014. Throughout his career, Mr. Lorentzen has held numerous financial and managerial roles with companies such as Noranda Aluminum, Berry Plastics/Covalence Specialty Materials, Hexion Specialty Chemical, Inc., Borden Chemical, Inc., Dow Chemical, Sanachem, Hampshire Chemical Corp. and W.R. Grace.

**Justin C. Choi**

Mr. Choi became our Senior Vice President, Chief Legal Officer and Secretary in May 2021. Mr. Choi most recently served as Executive Vice President, General Counsel, Secretary and Chief Compliance Officer of Anixter International, Inc., a global distributor of communication, security, and cable products from 2012 to 2020. Prior to that, Mr. Choi served as Senior Vice President, General Counsel and Secretary of Andrew Corporation, a global leader in the wireless infrastructure industry that was acquired by CommScope in 2007.

**John (Jack) R. Carlson**

Mr. Carlson became our Senior Vice President and Chief Commercial Officer in November 2020. He previously served as the President and Chief Executive Officer of Sullair, a premier global industrial air compressor manufacturer, a Hitachi Group Company, from 2016 to 2020. Mr. Carlson also served as Chairman of the Board of the China-based IHI-Sullair joint venture during that time. From 2001 to 2016, Mr. Carlson held varying leadership positions including, President of North America at Southwire Company, a global leader in copper rod production and design/manufacturing and sales of utility, OEM and electrical wire and cable. Prior to that, Mr. Carlson served as Sector Chief Executive Officer of Yale Security Group from 1999 to 2000. From 1991 until 1998, Mr. Carlson held multiple roles with Schneider Electric including Vice President of the Motor Control Division, Vice President of the Industrial Segment and Vice President of Marketing. He began his career in 1979 with Square D Company, which was acquired by Schneider Electric in 1991, and held various roles in sales and product management until 1998.

**Gonzaga (Joe) J. Chow**

Mr. Chow has been our Senior Vice President & President, Home Networks, since 2019. Prior to joining CommScope, Mr. Chow served as Senior Vice President, Product and Program Management at Quantenna Communications, Inc., a designer, developer and marketer of wireless communication solutions, from 2017 to 2019.

**Farid Firouzbakht**

Mr. Firouzbakht has been our Senior Vice President & President, Outdoor Wireless Networks, since 2020. Mr. Firouzbakht previously served as our Senior Vice President and General Manager, RF Products from 2016 to 2020.

**Bart A. Giordano**

Mr. Giordano became our Senior Vice President & President of the Networking, Intelligent Cellular and Security Solutions business in 2023. Prior to that he was general manager of the RUCKUS business unit from 2021 to 2023 and led the RUCKUS worldwide sales organization and product management from 2018 to 2021. Prior to RUCKUS, Mr. Giordano served in roles of increasing responsibility at Egnyte, an enterprise SaaS company and Marvell Semiconductor.

**John (Ric) R. Johnsen**

Mr. Johnsen has been our Senior Vice President & President, Connectivity and Cable Solutions, since 2021. Prior to that Mr. Johnsen was our Senior Vice President, Network Cable and Connectivity, from 2017 to 2021. Prior to joining CommScope, Mr. Johnsen served in numerous management positions, including President and Chief Executive Officer of Alloptic, a developer of passive optical network

access equipment, and Vice President of Product Management and Engineering at OFS Brightwave, LLC, a manufacturer of optical fiber and fiber optic cable products. He also served in a number of positions at Alcatel, a global telecommunications product supplier, including Vice President for Business Development for Europe and Asia – Optical Fiber and Fiber Cable.

### Robyn T. Mingle

Ms. Mingle became our Senior Vice President and Chief Human Resources Officer in 2016. Prior to joining CommScope, she was the Chief Human Resource Officer at Xylem Inc. from 2011 to 2015, where she was a founding executive team member for the global water Company spin-off from ITT Corp. From 2003 to 2011, Ms. Mingle was the Senior Vice President, Human Resources at Hovnanian Enterprises, Inc., one of the nation's largest homebuilders. She spent the first 14 years of her career with The Black & Decker Corporation in various human resource roles.

### Laurie S. Oracion

Ms. Oracion became our Senior Vice President and Chief Accounting Officer in May 2022. Ms. Oracion previously served as our Vice President, Corporate Accounting from 2019 to 2022. She also served as our Director of Financial Reporting since joining CommScope in 2015. Prior to joining CommScope, Ms. Oracion worked in roles of increasing responsibility at General Dynamics, GoldToeMoretz LLC and Deloitte. Ms. Oracion is a Certified Public Accountant in North Carolina.

### Guy Sucharczuk

Mr. Sucharczuk has been our Senior Vice President & President, Access Network Solutions, since 2022. Previously, he served as our Senior Vice President and General Manager, Access Technologies, from 2014 to 2021, which included predecessor companies ARRIS from 2016 to 2021 and Pace from 2014 to 2015. Prior to that, Mr. Sucharczuk had founded and served as President and Chief Executive Officer of Aurora Networks from 1999 to 2013.

# BENEFICIAL OWNERSHIP OF OUR COMMON STOCK

The following tables set forth information with respect to the beneficial ownership of our common stock and Series A Convertible Preferred Stock as of March 15, 2023 by:

- each of our NEOs;
- each of our directors;
- all our directors and executive officers as a group; and
- each individual or entity known to own beneficially more than 5% of the capital stock.

We had 209,747,100 shares of common stock and 1,100,310 shares of Series A Convertible Preferred Stock outstanding as of March 15, 2023. None of the executive officers or directors named in the table below owned, beneficially or of record, any shares of the Company's Series A Convertible Preferred Stock. The amounts and percentages of shares beneficially owned are reported based on Commission regulations governing the determination of beneficial ownership of securities. Under the Commission rules, an individual or entity is deemed to be a "beneficial" owner of a security if that individual or entity has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. An individual or entity is also deemed to be a beneficial owner of any securities of which that individual or entity has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are not deemed to be outstanding for purposes of computing the ownership percentage of any other individual or entity. Under these rules, more than one individual or entity may be deemed to be a beneficial owner of securities as to which such individual or entity has no economic interest. Except as otherwise indicated in the footnotes to the table below, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the shares of capital stock, and the business address of each such beneficial owner, unless otherwise noted, is c/o CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, North Carolina 28602.

| Name of Beneficial Owner | Common Stock | Options to Purchase Common Stock[1] | RSUs[2] | PSUs[3] | Total Shares of Common Stock Beneficially Owned | Percentage of Class |
|---|---|---|---|---|---|---|
| **Executive Officers and Directors:** | | | | | | |
| Charles L. Treadway<br>President, Chief Executive Officer and Director | 636,427 | — | — | — | 636,427 | * |
| Kyle D. Lorentzen<br>Executive VP and Chief Financial Officer | 119,894 | — | — | — | 119,894 | * |
| Markus R. Ogurek<br>Former Senior VP & President, NICS | 50,328 | — | — | — | 50,328 | * |
| Justin C. Choi<br>Senior VP, Chief Legal Officer and Secretary | 68,308 | — | 17,633 | — | 85,941 | * |
| John R. Carlson<br>Senior VP and Chief Commercial Officer | 82,699 | — | — | — | 82,699 | * |

| Name of Beneficial Owner | Common Stock | Options to Purchase Common Stock[1] | RSUs[2] | PSUs[3] | Total Shares of Common Stock Beneficially Owned | Percentage of Class |
|---|---|---|---|---|---|---|
| Claudius E. Watts IV Chairman of the Board | 457,296 [4] | — | — | — | 457,296 | * |
| Mary S. Chan Director | 29,422 | — | 16,667 | — | 46,089 | * |
| Frank M. Drendel Chairman Emeritus | 2,590,608 [5] | 230,627 | 16,667 | — | 2,837,902 | 1.4% |
| Stephen C. Gray Director | 56,911 | — | 16,667 | — | 73,578 | * |
| L. William Krause Director | 106,736 | — | 16,667 | — | 123,403 | * |
| Mindy Mackenzie Director | — | — | — | — | — | * |
| Joanne M. Maguire Director | 54,656 | — | 16,667 | — | 71,323 | * |
| Thomas J. Manning Director | 57,153 | — | 16,667 | — | 73,820 | * |
| Patrick R. McCarter Director | — | — | — | — | — | * |
| Derick A. Roman Director | 19,265 | — | 16,667 | — | 35,932 | * |
| Timothy T. Yates Director | 101,914 | — | 16,667 | — | 118,581 | * |
| Directors and executive officers as a group (23 persons) | 4,710,352 | 561,826 | 150,969 | — | 5,423,147 | 2.6% |

\* Denotes less than 1%
(1) Includes options to purchase shares of common stock that are currently exercisable or will become exercisable within 60 days of March 15, 2023.
(2) Includes RSUs that will vest and become exercisable within 60 days of March 15, 2023.
(3) Includes PSUs that will vest and become exercisable within 60 days of March 15, 2023.
(4) Includes 10,000 shares held in the Watts Family Foundation.
(5) Includes 85,050 shares held in three separate guarantor retained annuity trusts established by Mr. Drendel and 133,330 shares held by the trusts of the deceased spouse of Mr. Drendel.

Note: Fractional shares have been rounded to the nearest whole share.

| Name and Address of Beneficial Owner | Common Stock | | Series A Convertible Preferred Stock | |
|---|---|---|---|---|
| | Total Number of Shares | Percentage of Class | Total Number of Shares | Percentage of Class |
| **Large Stockholders:** | | | | |
| The Carlyle Group L.P.[1]<br>1001 Pennsylvania Avenue, NW<br>Washington, DC 20004 | | | 1,100,310 | 100.00% |
| The Vanguard Group[2]<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 28,397,395 | 13.5% | | |
| FPR Partners, LLC[3]<br>405 Howard Street, 2nd Floor<br>San Francisco, CA 94105 | 20,823,018 | 9.9% | | |
| Blackrock, Inc.[4]<br>55 East 52nd Street<br>New York, NY 10055 | 15,278,480 | 7.3% | | |

(1) According to a Schedule 13D/A filed jointly by Carlyle Group Management LLC, The Carlyle Group Inc., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., CG Subsidiary Holdings L.L.C., TC Group, L.L.C., TC Group Sub L.P., TC Group VII S1, L.L.C., TC Group VII S1, L.P., and Carlyle Partners VII S1 Holdings, L.P. (Carlyle Partners VII) on July 27, 2022, and including dividends paid in kind. As of March 15, 2023, the shares of Series A Convertible Preferred Stock held by Carlyle Partners VII were convertible into 40,011,232 shares of common stock.

(2) According to a Schedule 13G/A filed by The Vanguard Group on February 9, 2023, reporting beneficial ownership of our common stock as of December 31, 2022. The Vanguard Group has shared voting power with respect to 384,531 of the shares, sole dispositive power with respect to 27,809,569 of the shares, and shared dispositive power over 587,826 of the shares.

(3) According to a Schedule 13G/A filed jointly by FPR Partners, LLC, Andrew Raab, Bob Peck and FPR Partners, LP on February 14. 2023, reporting beneficial ownership of our common stock as of December 31, 2022. According to the Schedule 13G/A, the reported shares are held directly by certain limited partnerships, including FPR Partners, LP. FPR Partners, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, may be deemed to have beneficial ownership of 20,823,018 shares of our common stock through the investment discretion it exercises over its clients' accounts. Andrew Raab and Bob Peck are the Senior Managing Members of FPR Partners, LLC. FPR Partners, LLC has the sole voting and dispositive power, and Andrew Raab and Bob Peck each have shared voting and dispositive power, over 20,823,018 shares reported on the Schedule 13G/A. FPR Partners, LP has shared voting and dispositive power over 9,697,853 shares reported on the Schedule 13G/A.

(4) According to a Schedule 13G/A filed on January 31, 2023 by BlackRock, Inc., reporting beneficial ownership of our common stock as of December 31, 2022. According to the Schedule 13G/A, BlackRock, Inc. is a parent holding company or control person with the sole power to vote or to direct the vote of 14,896,472 of the shares listed in the table and sole power to dispose or direct the disposition of 15,278,480 of the shares. The shares listed in the table are beneficially owned by the following subsidiaries of BlackRock, Inc.: BlackRock Life Limited; Aperio Group, LLC; BlackRock Advisors, LLC; BlackRock (Netherlands) B.V.; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Asset Management Schweiz AG; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; BlackRock (Luxembourg) S.A.; BlackRock Investment Management (Australia) Limited; BlackRock Fund Advisors; and BlackRock Fund Managers Ltd.

# Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires CommScope's executive officers and directors, and persons who own more than ten percent of a registered class of CommScope's equity securities, to file initial reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such executive officers, directors and ten percent stockholders are also required by SEC rules to furnish CommScope with copies of all such forms that they file. Based solely on our review of the reports filed with the SEC and written representations that no other reports were required under Section 16(a) of the Exchange Act, we believe that all Section 16(a) filing requirements were met during fiscal 2022, with the exception of (a) a Form 4 filed late by Mr. Watts on March 3, 2022, reporting the withholding of shares to satisfy the applicable tax obligations upon the vesting of his RSUs on May 7, 2021, due to an administrative error; and (b) a Form 4 filed jointly by Carlyle Group Inc., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., CG Subsidiary Holdings L.L.C., TC Group LLC, TC Group Sub L.P., TC Group VII S1, L.L.C., TC Group VII S1, L.P. and Carlyle Partners VII S1 Holdings, L.P. on July 27, 2022, reporting the receipt of shares of Series A Convertible Preferred Stock as payment-in-kind dividends on March 31, 2020, June 30, 2020, September 30, 2020, December 31, 2021, March 31, 2022 and June 30, 2022, due to an administrative error.

# EXECUTIVE COMPENSATION

## PROPOSAL No. 3:

### ADVISORY VOTE ON EXECUTIVE COMPENSATION

In accordance with the requirements of Section 14A of the Exchange Act and related rules promulgated by the Commission, our stockholders have an opportunity to vote to approve, on an advisory (nonbinding) basis, the compensation of our NEOs as described in this Proxy Statement. This proposal is commonly referred to as a "Say-on-Pay" proposal. This proposal is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Proxy Statement. As required by these rules, the Board invites you to review carefully the Compensation Discussion and Analysis and the tabular and other disclosures on compensation under Executive Compensation and cast a vote on the Company's executive compensation programs through the following resolution:

"Resolved, that the stockholders approve, on an advisory basis, the compensation of the Company's named executive officers as discussed and disclosed in the Compensation Discussion and Analysis, the compensation tables, and any narrative executive compensation disclosure contained in this Proxy Statement."

As discussed in the Compensation Discussion and Analysis, the Board of Directors believes that the Company's long-term success depends in large measure on the talents of our employees. The Company's compensation system plays a significant role in our ability to attract, retain and motivate the highest quality workforce. The Board of Directors believes that its current compensation program directly links executive compensation to performance, aligning the interests of the Company's executive officers with those of the stockholders.

Pursuant to Section 14A of the Exchange Act, this vote is advisory and will not be binding on the Company or the Compensation Committee. While the vote does not bind the Compensation Committee to any particular action, the Compensation Committee and the Board of Directors values the input of the stockholders and will take into account the outcome of this vote in considering future compensation arrangements.

The Company strongly encourages all stockholders to vote on this matter. Currently, Say-on-Pay votes are held by the Company annually. The next stockholder advisory vote on Say-on-Pay is expected to occur at the 2024 Annual Meeting of stockholders.

> **The Board of Directors recommends a vote "FOR" Proposal No. 3, to approve an advisory (non-binding) resolution regarding the compensation of the Company's NEOs.**

# EXECUTIVE COMPENSATION
## COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis (CD&A) describes our compensation philosophy, process, plans and practices for our NEOs. Our executive compensation program is intended to incent and reward our leadership to produce financial results that our Compensation Committee believes align with the interests of our stockholders.

### OUR COMPANY

CommScope is a global provider of infrastructure solutions for communication and entertainment networks. Our solutions for wired and wireless networks enable service providers including cable, telephone and digital broadcast satellite operators and media programmers to deliver media, voice, IP data services and Wi-Fi to their subscribers and allow enterprises to experience constant wireless and wired connectivity across complex and varied networking environments. Our solutions are complemented by a broad array of services including technical support, systems design and integration. We are a leader in digital video and Internet Protocol Television distribution systems, broadband access infrastructure platforms and equipment that delivers data and voice networks to homes. We are a strong part of communities from coast to coast and around the world, with over 30,000 employees spread across 46 states and 53 countries. Our global leadership position is built upon innovative technology, broad solution offerings, high-quality and cost-effective customer solutions, and global manufacturing and distribution scale.

### OUR NAMED EXECUTIVE OFFICERS

Our NEOs for 2022, whose compensation is discussed in this CD&A, are as follows:

| Name | Title |
|---|---|
| Charles L. Treadway | President and Chief Executive Officer (principal executive officer) |
| Kyle D. Lorentzen | Executive Vice President and Chief Financial Officer (principal financial officer) |
| Markus R. Ogurek[1] | Former Senior Vice President & President, NICS |
| Justin C. Choi | Senior Vice President, Chief Legal Officer and Secretary |
| John R. Carlson | Senior Vice President and Chief Commercial Officer |

(1) Mr. Ogurek's employment was terminated effective February 8, 2023.

## I. EXECUTIVE SUMMARY

### 2022 BUSINESS RESULTS

We analyze the financial results of our "Core" business separately from our Home segment. As such, below we refer to certain supplementary Core financial measures, which reflect the results of our CCS, OWN, NICS and ANS segments in the aggregate and exclude the results of our Home segment.

In 2021, we announced a transformation initiative referred to as CommScope NEXT designed to drive stockholder value through three pillars: profitable growth, operational efficiency and portfolio optimization. In 2022, our significant progress on CommScope NEXT through execution on our pricing initiatives, expanding capacity and driving operating efficiencies led us to exceed our targets for our Core business. We are proud of what our team accomplished in 2022 even in the face of headwinds

including inflation, continued component part shortages, extended lead times and unique post-pandemic global labor challenges. We believe our position in the overall market is strong, and we are confident that CommScope NEXT will allow us to be more competitive and allow us to invest in growth and maximize stakeholder value in the future.

| Key Features of our 2022 Financial Performance |
| --- |
| • Net sales increased year over year to $9,228.1 million in 2022 compared to $8,586.7 million in 2021. |
| • Core net sales[1] increased year over year to $7,524.7 million in 2022 compared to $6,737.4 million in 2021 driven by growth in our CCS segment. |
| • Net loss of $1,286.9 million in 2022 increased compared to a net loss of $462.6 million in 2021 driven by the impairment of goodwill in our ANS segment. |
| • Non-GAAP Adjusted EBITDA[2] of $1,276.7 million was up $159.7 million year over year. |
| • Core Adjusted EBITDA[1] of $1,250.4 was up $158.9 million year over year despite continued higher input and freight costs. |
| • Stock price on December 31 decreased to $7.35 in 2022 compared to $11.04 in 2021. |

(1)   See aggregation of Core net sales and Core Adjusted EBITDA included in Appendix A hereto.
(2)   See reconciliation of Non-GAAP financial measures included in Appendix A hereto.

Our compensation program is designed to attract and retain key executives with competitive levels of compensation and to motivate our executives by creating a strong link between pay and the Company's performance. A significant portion of our executives' compensation for 2022 was tied to the achievement of performance goals that align management's objectives with key drivers of long-term stockholder value, including Core Adjusted EBITDA, Core Revenue and stock price appreciation. The growth in Core net sales and Core Adjusted EBITDA outperformed our expectations during 2022 which allowed us to exceed our target AIP, but our lower stock price limited achievement under equity compensation awards.

## 2022 EXECUTIVE COMPENSATION HIGHLIGHTS

Key compensation considerations for 2022 include:

- Base salaries for the NEOs increased 3%-5%, except for Mr. Carlson, whose salary remained unchanged.
- Short-term incentives under our 2022 AIP were earned at 132.6% (147.9% for Mr. Ogurek) of target, reflecting our strong financial performance during the year and above average achievement of strategic goals established by the Compensation Committee tied to ESG initiatives in our CommScope NEXT transformation plan.
- Our NEOs were granted long-term incentives in an equally weighted mix of time vesting RSUs and performance-based equity with multi-year goals, except for Mr. Ogurek whose equity was determined in connection with his initial offer of employment.
- All NEOs received RSUs that vest over three years, conditioned on continued service other than Mr. Ogurek who also received a RSU grant that vest 60% on the first anniversary of the grant date and 40% on the second anniversary of the grant date.
- 50% of the target long-term incentive value granted to our NEOs was in the form of performance-based equity with multi-year performance goals other than Mr. Ogurek, whose performance-based equity represented 33% of his target long-term incentive value.
  - 20% of the target long-term incentive value was in the form of TSR PSUs, which are eligible to vest based upon our TSR ranking relative to the TSR of the companies, other than the Company, comprising the S&P 500 over a three-year period from March 1, 2022 through February 28, 2025.

- 30% of the target long-term incentive value was in the form of Core Adjusted EBITDA PSUs, which are eligible to vest based upon on achievement of cumulative Core Adjusted EBITDA goals for the three-year period covering fiscal years 2022, 2023 and 2024.

## SAY-ON-PAY RESULTS AND CONSIDERATION OF STOCKHOLDER SUPPORT

The Company's management team regularly meets with investors to discuss a variety of business, industry and competitive dynamics. During the course of these discussions, the Company seeks to gather feedback on its executive compensation and governance programs to ensure that interests are aligned with stockholders. As part of our annual stockholder outreach efforts in 2022, we contacted our top 16 stockholders, representing over 58% of our outstanding common stock. Several shareholders responded that they viewed our executive compensation and governance practices favorably and none of the shareholders we contacted believed that a meeting was necessary.

In 2022, the Company received 98% support for its say-on-pay proposal as compared to 86% in 2021. We believe this reflects our responsiveness to the feedback we heard through our stockholder outreach initiatives and the changes the Compensation Committee made to our executive compensation programs for 2022. Our NEO compensation program for fiscal 2022 reflected a number of changes from prior years, including the introduction a competitive mix of RSUs and PSUs with absolute and relative goals, both measured over 3-year performance periods. In addition, the AIP opportunity for our NEOs in 2022 included a strategic weighting, which can be earned based on our level of achievement of environmental and social goals tied to our CommScope NEXT transformation plan. In approving these changes, our Compensation Committee considered investor input from outreach sessions conducted in 2021 and early 2022. Our Compensation Committee's objectives in finalizing our 2022 compensation program for NEOs included providing a market competitive compensation program that aligns with investor expectations and supports a strong pay-per-performance culture.

| What we heard | What we did |
|---|---|
| • Stockholders prefer to have separate performance metrics for equity incentive awards compared to the AIP<br>• Stockholders prefer rolling annual grants over front-loaded grants<br>• Stockholders prefer that performance goals for future years be disclosed | For 2022, equity awards consist of PSUs based on cumulative Core Adjusted EBITDA over three fiscal years and PSUs based on the Company's TSR ranking relative to the TSR of the companies, other than the Company, comprising the S&P 500 Index over a period of three years.<br>• Introduces relative TSR as a new performance metric<br>• Does not include catch-up vesting provisions<br>• Includes TSR performance hurdles that are fully disclosed |

The Compensation Committee will continue to consider input from our stockholders as reflected in the outcome of our annual say-on-pay vote when making executive compensation program decisions. We value the input of our stockholders, and our Compensation Committee will consider the results of our future say-on-pay votes, as well as feedback received throughout the year from our stockholders, when determining the compensation of our NEOs.

The Compensation Committee invites our stockholders to communicate any concerns or views on executive pay directly to the Board of Directors. Please refer to "Corporate Governance—Stockholder Communications with Board of Directors" for information about communicating with the Board.

## 2022 COMPENSATION ELEMENTS AND OUTCOMES

The following table summarizes the primary elements of our executive compensation program for 2022. As detailed below, the 2022 outcomes of the incentive opportunities provided to our NEOs reflect our current year results as well as our focus on delivering long-term results. Specifically, the incentives earned under our 2022 AIP exceeded target based on our Core Adjusted EBITDA, Core Revenue and achievement of strategic objectives tied to CommScope NEXT. The TSR PSUs and Core Adjusted EBITDA PSUs will not vest until completion of the three-year performance period (the period from March 1, 2022 until February 28, 2025 for the TSR PSUs and fiscal years 2022-2024 for the Core Adjusted EBITDA PSUs).

Equity awards granted in prior years that remained outstanding in 2022 included time-based RSUs and PSUs, which we refer to as EPRG PSUs, that are eligible to vest based upon the achievement of various stock price hurdles (ranging from a low of $15 for Messrs. Treadway, Lorentzen and Carlson and $17.50 for Mr. Choi and a high of $40) and continued service over a four-year period. Although some of the EPRG PSUs vested in 2022 due to milestones met in 2021 and continued service of the NEOs in 2022, none of the stock price milestones related to the EPRG PSUs were met in 2022. The EPRG PSUs will require continued service from the NEOs and significant growth in our stock price in order to vest fully. The time-based RSUs provide ongoing alignment of the executive's compensation with stockholder returns. Mr. Ogurek joined the Company in 2022 and does not have equity awards from prior years.

| Compensation Element | Purpose | 2022 Pay Outcome |
|---|---|---|
| Base Salary | Recognize performance of job responsibilities as well as attract and retain individuals with superior talent. | Mr. Carlson's base salary remained unchanged in 2022. Salaries for other NEOs increased 3-5%. |
| AIP Bonus Awards | Provide short-term incentives linked directly to achievement of financial objectives. Our NEOs' 2022 AIP, with the exception of Mr. Ogurek, was based on the following metrics:<br>• 70% on Core Adjusted EBITDA;<br>• 20% on Core Revenue; and<br>• 10% on strategic objectives tied to CommScope NEXT.<br><br>Core Adjusted EBITDA and Core Revenue are the aggregate Adjusted EBITDA and revenue results, respectively, of our CCS, OWN, NICS and ANS segments. They exclude our Home segment's Adjusted EBITDA and revenue results. As Mr. Ogurek is the NICS segment leader, his 2022 AIP was based 70% on the Adjusted EBITDA for NICS, 20% on revenue for NICS, and 10% on NICS strategic objectives. | We achieved above target performance for our Core Adjusted EBITDA, Core Revenue and strategic objective metrics, resulting in a 132.6% payout for all NEO's except Mr. Ogurek. The NICS segment achieved above target for the NICS segment Adjusted EBITDA and strategic objective metrics and below target but above threshold for the NICS segment revenue metric, resulting in a payout of 147.9% for Mr. Ogurek. |

| Compensation Element | Purpose | 2022 Pay Outcome |
|---|---|---|
| Equity Incentive Awards | Directly link senior management's and stockholders' interests by tying long-term incentive to stock price appreciation.<br><br>All NEOs received two different types of PSUs in 2022:<br>• TSR PSUs, which are eligible to vest based upon the achievement of goals relating to our TSR ranking relative to the TSR of the companies, other than the Company, comprising the S&P 500 over a three-year period from March 1, 2022 through February 28, 2025, and<br>• Core Adjusted EBITDA PSUs, which are eligible to vest based upon on achievement of cumulative Core Adjusted EBITDA goals for the three-year period covering fiscal years 2022, 2023 and 2024.<br><br>All NEOs also received RSUs that vest over three years, conditioned on continued service.<br><br>Mr. Ogurek received RSUs that vest 60% on the first anniversary of the grant date and 40% on the second anniversary of the grant date. | The TSR PSUs and Core Adjusted EBITDA PSUs are not eligible to vest until the end of their respective performance periods.<br><br>Equity awards granted in prior years that remained outstanding in 2022 included time-based RSUs and EPRG PSUs. The EPRG PSUs are eligible to vest based upon the achievement of various stock price hurdles (ranging from a low of $15 for Messrs. Treadway, Lorentzen and Carlson and $17.50 for Mr. Choi and a high of $40) and continued service over a four-year period. Some of the EPRG PSUs met one or more of their stock price hurdles in prior years and vested in 2022 due to continued service of the NEOs, but no additional stock price milestones related to the EPRG PSUs were met in 2022. The EPRG PSUs will require continued service from the NEOs and significant growth in our stock price in order to vest fully. |

## OUR PAY-FOR-PERFORMANCE APPROACH

The compensation programs approved by our Compensation Committee emphasize pay-for-performance over a longer-term time horizon and based on the realized value under incentive programs through the prominence of variable, at-risk compensation. AIP bonus awards and long-term equity awards are intended to ensure that total compensation reflects the overall level of success of the Company and are intended to motivate the NEOs to meet and exceed pre-established target levels of performance for each measure.

We seek to select performance metrics in our AIP and our long-term incentive program that support the Company's strategy.

### Annual Planning Cycle

The Compensation Committee generally approves annual compensation decisions for our executive officers in the first quarter of each year. The Committee's approvals in the first quarter address target annual incentives effective as of January 1, base salary effective as of July 1, as well as equity awards that are approved in the first quarter and typically granted in the first or second quarter. In the timeline leading up to the annual approval of compensation decisions, the Compensation Committee undertakes a review process that spans several meetings and is intended to evaluate our approach to

setting executive pay from multiple perspectives. This review begins in the third quarter of the prior year and takes into consideration our strategic business plan, market data, trends in executive compensation, the input of the Committee's independent compensation consultant and input from stockholders, where applicable.

## EXECUTIVE COMPENSATION-RELATED POLICIES AND PRACTICES

We endeavor to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our executive compensation philosophy. The following summarizes our executive compensation and related governance policies and practices during 2022:

| What We Do | What We Don't Do |
| --- | --- |
| ✓ Use a Pay-for-Performance philosophy | ✗ No backdating or spring-loading of equity awards |
| ✓ Grant a significant portion of executive pay as at-risk | ✗ No hedging of shares |
| ✓ Apply "clawback" policy to awards to recover cash and equity payments from executives in certain circumstances | ✗ No pledging of shares |
| ✓ Require multi-year vesting for equity awards | ✗ No guaranteed bonuses |
| ✓ Engage regularly with stockholders on executive compensation | ✗ No incentives that encourage excessive risk taking |
| ✓ Use an independent compensation consultant | ✗ No excessive severance or change in control agreements or 280G gross-ups |
| ✓ Require meaningful equity ownership by our executives | ✗ No excessive perquisite practices |
| ✓ Allocate equity awards between time- and performance-based awards | ✗ No repricing of stock options or stock appreciation rights without stockholder approval |

## II. EXECUTIVE COMPENSATION PHILOSOPHY

We intend for our NEOs' total compensation to reflect our pay-for-performance compensation philosophy. This philosophy includes both compensating our NEOs competitively when we meet or out-perform our goals as well as placing large portions of their compensation at-risk based on both the Company's financial performance and our stock price performance. This assures that the financial incentives of our executives are in alignment with the interests of our stockholders. Furthermore, by delivering a significant portion of compensation in the form of at-risk incentives (including equity compensation), the compensation realized by our NEOs will be reduced if the Company does not achieve performance goals.

The principal objectives of our NEO compensation include the following:

- *Competitive pay* – providing compensation opportunities that enable us to attract superior talent in a highly competitive industry and retain key employees by rewarding outstanding achievement.

- *Pay-for-performance* – creating incentives that reward management for outstanding financial results that our Compensation Committee believes will enhance near-term performance and drive sustainable performance over the longer term.

- *Alignment with stockholders* – aligning our executives' interests with those of our stockholders through our pay-for-performance philosophy and by encouraging our executives to have a meaningful equity stake in the Company.

## III. 2022 COMPENSATION DECISION-MAKING PROCESS

### DETERMINATION OF COMPENSATION AWARDS

Our Compensation Committee has the primary authority to determine and approve the compensation of our NEOs. The Committee is charged with reviewing our executive compensation policies and practices annually to ensure that the total compensation of our NEOs is fair, reasonable, competitive to our peers, and commensurate with the level of expertise and experience of our NEOs. To aid our Compensation Committee in making its determinations, our Chief Executive Officer provides recommendations to our Compensation Committee regarding the compensation of all officers who report directly to him.

Our Compensation Committee reviews and approves the total amount of compensation for our NEOs and the allocation of total compensation among each of the components of compensation based principally on the following factors:

- Input about competitive market practices from the Compensation Committee's independent compensation consultant

- Individual and Company performance

- Each executive's scope of responsibility and experience

- The Compensation Committee's general industry knowledge obtained through years of service with comparably-sized companies in our industry and other similar industries

- Changes in the Company's size or strategic position

- Stockholder perspectives

We believe that direct ownership in CommScope provides our NEOs with a strong incentive to increase the value of the Company. We encourage equity ownership by our NEOs and other employees through direct stock holdings and the award of various equity-based awards. We believe that equity awards granted to our NEOs substantially align their interests with those of our stockholders. In addition, we maintain formal stock ownership guidelines. See the "Stock Ownership Guidelines" section below for more information.

### ROLE OF THE COMPENSATION CONSULTANT

The Compensation Committee relies on its independent compensation consultant to provide advice on matters relating to the compensation of our executives and non-employee directors. Compensia, a national compensation consulting firm, has served in this capacity since 2016.

A representative of Compensia generally attends all of the Compensation Committee meetings. During 2022, Compensia provided the following assistance to the Compensation Committee:

- Analyzed the compensation levels and practices of the companies in our compensation peer group

- Reviewed the competitiveness of compensation of our NEOs including base salary, annual cash awards and long-term incentive awards

- Reviewed and provided input on the design of the annual and long-term incentives provided to our NEOs and other executives

- Reviewed the competitiveness of compensation of our non-employee directors

- Reviewed and provided input on the CD&A section of our Proxy Statement

- Provided support in connection with the amendment of our 2019 Long -Term Incentive Plan

- Provided ad hoc advice and support

Compensia reports directly to the Compensation Committee and provided no services to us other than the consulting services to the Committee. The Compensation Committee reviews the objectivity and independence of the advice provided by Compensia. In 2022, the Committee considered the specific independence factors adopted by the Commission and the NASDAQ Global Select Market and determined that Compensia is independent and that its work did not raise any conflicts of interest.

## COMPENSATION PEER GROUP

In 2021, with the assistance of Compensia, the Compensation Committee approved a compensation peer group as a source of competitive market data for evaluating the compensation of our executive officers and to support pay decisions for 2022, which included base salary, AIP targets, and the equity awards granted in 2022. The compensation peer group remained unchanged from the prior year and consisted of the following 15 companies.

| Compensation Peer Group | |
| --- | --- |
| Amphenol Corporation | NCR Corporation |
| Corning Inc. | NetApp, Inc. |
| Fortive Corporation | Rockwell Automation, Inc. |
| Hubbell Inc. | Seagate Technology |
| Jabil Inc. | TE Connectivity Limited |
| Juniper Networks, Inc. | Western Digital |
| Keysight Technologies | Zebra Technologies, Inc. |
| Motorola Solutions, Inc | |

Companies included in this peer group were identified based primarily on the following target selection criteria:

- Companies with a status as an independent, publicly traded company

- Companies with revenue between approximately 0.33 times to 3.0 times our revenue on a trailing twelve-month basis

- Companies with enterprise value between approximately 0.33 times to 3.0 times our enterprise value

- Companies with a similar industry profile, prioritizing direct competitors and companies that operate in the Communications Equipment sector

Companies are not required to meet all of the selection criteria above. Our Compensation Committee evaluated each company against all selection criteria in order to identify a peer group that, as a whole, was considered to be a strong representation of our competitive market for talent.

When evaluating executive compensation relative to practices among our peers, the Compensation Committee generally seeks to align with the market median.

We supplement information from the peer group public filings with data from the Radford Global Technology Survey. The data from this research, which is provided annually by Compensia, is a factor in determining executive compensation, as described above. While peer group and other market research data provides the framework for our compensation decisions, adjustments are also made by the Compensation Committee on an individual basis to account for individual performance and each executive's scope of responsibility and experience.

## IV. 2022 COMPENSATION ACTIONS

### BASE SALARY ADJUSTMENTS

Base salaries for our NEOs are generally set at a level deemed necessary to attract and retain individuals with superior talent. In addition to considering industry and market practices, our Compensation Committee and Board of Directors annually review our NEOs' performance. Adjustments in base salary are generally based on the factors noted above, including each NEO's individual performance, role, scope of responsibility, experience and competitive pay practices.

After considering Mr. Treadway's recommendations (other than with respect to his own compensation), our Compensation Committee decided that the salary for the NEOs would increase by 3-5%. Mr. Carlson's base salary remained unchanged for 2022.

The base salaries for our NEOs as established as of July 1, 2021 and July 1, 2022 are set forth in the following table.

| Name | 2021 Base Salary | 2022 Base Salary | Percent Increase |
|---|---|---|---|
| Charles L. Treadway | $1,100,000 | $1,137,401 | 3.40% |
| Kyle D. Lorentzen | $ 650,000 | $ 682,500 | 5.00% |
| Markus R. Ogurek[1] | | $ 480,810 | |
| Justin C. Choi | $ 540,000 | $ 558,360 | 3.40% |
| John R. Carlson | $ 575,000 | $ 575,000 | 0.00% |

(1) Mr. Ogurek joined the Company as our Senior Vice President & President, NICS in January 2022.

### ANNUAL INCENTIVE PLAN

In 2021, the Compensation Committee began using the Company's Core financial performance as the primary factor used in determining payouts for our NEOs under the AIP. The Company's Core financial performance metrics are the aggregate results of our CCS, OWN, NICS and ANS segments and exclude the results of our Home segment. In February 2022, the Compensation Committee approved company performance objectives under the AIP that were based on Core Adjusted EBITDA, Core Revenue and strategic objectives tied CommScope NEXT for all NEOs except Mr. Ogurek, whose

performance objectives were based on Adjusted EBITDA, revenue and strategic objectives specific for our NICS segment. The Compensation Committee approved the AIP performance measures and the target award, which is expressed as a percentage of base salary for the year, for each NEO.

Our Compensation Committee determined that Core Adjusted EBITDA, Core Revenue and strategic objectives tied to CommScope NEXT were meaningful measures of the Company's financial performance and align with the interests of our stockholders for long-term value creation.

| Performance Metric* | Weighting | Rationale |
| --- | --- | --- |
| Core Adjusted EBITDA | 70% | Measures the profitability of our business, incorporating our ability to generate revenue and manage our expenses, and its growth has historically been a key driver of long-term stockholder returns. Core Adjusted EBITDA excludes the results of the Home segment. |
| Core Revenue | 20% | Measures the growth of our business. Core Revenue excludes the revenue of our Home segment. |
| Strategic Objectives | 10% | Measures two continuous improvements tied to CommScope NEXT, including specific ESG performance metrics: 1) reduce Greenhouse Gas Emissions across our operations, 2) improve attraction, promotion and retention of females in leadership roles. |

*For all NEOs except Mr. Ogurek, whose 2022 AIP opportunity was based 70% on NICS segment Adjusted EBITDA, 20% on NICS segment revenue, and 10% on NICS segment strategic objectives.

For purpose of the AIP, Core Adjusted EBITDA consists of consolidated Adjusted EBITDA excluding Home segment Adjusted EBITDA. Consolidated Adjusted EBITDA consists of net income (loss) as reported on the Consolidated Statements of Operations, adjusted to exclude income tax expense (benefit), interest income, interest expense, other expense, net, depreciation, amortization of intangible assets, restructuring costs, asset impairments, equity-based compensation, transaction, transformation and integration costs and other special items that the Company believes are useful to exclude in the evaluation of operating performance from period to period because these items are not representative of the Company's core performance. Home segment Adjusted EBITDA consists of Home segment operating income (loss), adjusted to exclude amortization of intangible assets, restructuring costs, asset impairments, equity-based compensation, transaction, transformation and integration costs and other special items. Core Revenue consists of net sales as reported on the Consolidated Statement of Operations and Comprehensive Income (Loss) minus Home segment net sales, subject to equitable adjustments related to acquisitions or divestitures as the Committee may approve. The term "Strategic Objectives" means key performance indicators that are tied to CommScope NEXT and the Company's stated goal of continual improvement.

Our Compensation Committee retains the authority to change target award percentages or performance measures, as appropriate, to account for extraordinary business circumstances that are out of the Company's control. In addition, the Compensation Committee may, at its sole discretion, decrease the amount of an award that would otherwise be payable to a NEO.

The levels of performance required to achieve target payout were tied to our annual operating plan and represent goals that were considered achievable but difficult to accomplish.

The following tables show the weighting of each financial performance metric, the levels of performance required to earn threshold, target and maximum payouts, and the actual performance achieved under our AIP for the year ended December 31, 2022 for all NEOs.

| Performance Metric | Weighting | Level | Threshold ($M) | Target ($M) | Maximum ($M) |
|---|---|---|---|---|---|
| Core Adjusted EBITDA | 70% | Goal | $979.8 | $1,224.7 | $1,469.6 |
| | | % of Target Performance | 80% | 100% | 120% |
| | | % of Target Payout | 50% | 100% | 210% |
| Core Revenue | 20% | Goal | $6,948.5 | $7,314.2 | $7,679.9 |
| | | % of Target Performance | 95% | 100% | 105% |
| | | % of Target Payout | 50% | 100% | 210% |
| Strategic Objectives | 10% | Goal | | Tied to CommScope NEXT | |
| | | Performance | Partially Meets Expectations | Meets Expectations | Exceeds Expectations |
| | | % of Target Payout | 0% | 100% | 210% |

Mr. Ogurek's Adjusted EBITDA goals related to the NICS segment were $(20.0) million threshold, $13.5 million target and $75.0 million maximum and revenue goals related to the NICS segment were $918.6 million threshold, $966.9 million target and $1.0 billion maximum. Percentage of target payout percentages for Adjusted EBITDA and revenue goals for Mr. Ogurek were 50% for threshold, 100% for target and 210% for maximum.

In addition to the above financial goals, achievement of strategic objectives represented 10% of the target AIP opportunity for our NEOs. Performance in this category reflected the Compensation Committee's assessment of our performance in two categories related to our CommScope NEXT transformation plan:

- Environmental: Reduce greenhouse gas emissions across our operations by using energy efficiently and driving renewable energy use

- Social: Improve attraction, promotion and retention of females in leadership roles

Performance against these objectives was evaluated in the discretion of the Compensation Committee, with the opportunity to earn between 0% and 210% of target for this portion of the bonus.

| Performance Metric | Weighting | Actual Achievement ($M) | % of Target Actual Performance | % of Target Actual Payout | Adjusted Payout % |
|---|---|---|---|---|---|
| Core Adjusted EBITDA | 70% | $1,250.4 | 102.3%[1] | 112.8%[1] | 120.9% |
| Core Revenue | 20% | $7,524.7 | 103.0% | 164.9% | 164.9% |
| Strategic Objectives | 10% | Above Expectations | Above Expectations | 150.0% | 150.0% |
| Total | 100% | | | 126.9% | 132.6% |

(1) Percentage of target actual performance and percentage of target actual payout shown in the table represent results before the OWN discretionary segment adjustment described below, which resulted in a $2.7 million decrease in Core Adjusted EBITDA due to additional bonus expense.

Based on the actual level of achievement set forth above, our NEOs were entitled to bonus payments in amounts equal to 126.9% of their target bonus amounts. However, due to the impact of $20.9 million in bad debt expense on Core Adjusted EBITDA related to one customer in the OWN segment that was determined to be beyond management's control, the Compensation Committee exercised its discretion to increase the payouts under the AIP to exclude the impact of this expense. Based on the Committee's action, bonus payments for NEOs with Core performance measures, were increased to 132.6% of their target amounts.

Unlike the other NEOs, Mr. Ogurek's bonus was based on the performance of the NICS segment. Actual achievement for the NICS segment was Adjusted EBITDA of $51.9 million, which was $38.4 million above target; revenue of $939.7 million, which was 97.2% of target; and the segment was above expectations for their strategic objective, which was 150% of target. Percentage of target actual payout was 169.6%, 74.0% and 150.0% for NICS segment Adjusted EBITDA, revenue and the strategic performance objective, respectively, for a combined actual achievement of 148.5%. Due to allocation of the discretionary adjustment to Core Adjusted EBITDA discussed above, Mr. Ogurek's adjusted bonus payment is equal to 147.9% of his target bonus amount.

| Name | Threshold Award (% of 2022 Salary) | Target Award (% of 2022 Salary) | Maximum Award (% of 2022 Salary) | Actual 2022 Award % of 2022 Salary[1] | Payout Amount |
|---|---|---|---|---|---|
| Charles L. Treadway | 67.5% | 150.0% | 315.0% | 198.92% | $2,225,263 |
| Kyle D. Lorentzen | 42.8% | 95.0% | 199.5% | 125.98% | $839,339 |
| Markus R. Ogurek | 36.0% | 80.0% | 168.0% | 118.33% | $536,653 |
| Justin C. Choi | 33.8% | 75.0% | 157.5% | 99.46% | $546,201 |
| John R. Carlson | 38.3% | 85.0% | 178.5% | 112.72% | $648,132 |

(1) The NEOs received a performance payout of 132.6% of target, except for Mr. Ogurek who received 147.9% of target for the NICS operating segment.

## EQUITY INCENTIVE AWARDS

The Compensation Committee believes that key employees who are in a position to make a substantial contribution to the long-term success of the Company and to build stockholder value should have a significant and on-going stake in the Company's success. In determining equity incentive award grants, the Committee considered market practices among comparable peer group companies as well as our compensation objectives and the desired role of equity compensation in the total compensation of our NEOs. In 2022, the long-term incentive awards for our executives as allocated into three equity vehicles.

| Vehicle | Weighting | Description |
|---|---|---|
| Time Vesting RSUs | 50% | RSUs vesting in three equal annual installments (excluding the RSU grant to Ogurek which vests 60% on the first anniversary of the grant date and 40% on the second anniversary of the grant date) |
| TSR PSUs | 20% | PSUs eligible to be earned based on our TSR relative to the TSR of the companies, other than the Company, comprising the S&P 500 for a 3-year performance period |
| Core Adjusted EBITDA PSUs | 30% | PSUs eligible to be earned based on our 3-year cumulative Core Adjusted EBITDA performance for fiscal years 2022, 2023 and 2024 |

The key features of our 2022 NEO equity awards are described in greater detail below.

### *Restricted Stock Units*

Each of the NEOs received an award of RSUs that vest in annual installments over a three-year period, conditioned upon his continuous service. Mr. Ogurek also received an award of RSUs upon commencement of his employment that vest 60% on the first anniversary of the grant date and 40% on the second anniversary of the grant date.

### *TSR PSUs*

Each of the NEOs received a grant of PSUs with performance conditions relating to the Company's TSR ranking relative to the TSR for each of the 500 companies, other than the Company, comprising the S&P 500. For purposes of the TSR PSUs, our TSR will be calculated by comparing the average closing price per share of our common stock over the 45 consecutive trading days ending on and including March 1, 2022, to the average closing price per share of our common stock over the 45 consecutive trading days ending on and including February 28, 2025, and factoring in per-share dividends paid with respect to an ex-dividend date that occurs beginning from the date when the starting average share price is calculated for the performance period through the end of the performance period, which dividends will be deemed to have been reinvested in the underlying common shares. The NEOs can earn between 0% and 200% of the granted TSR PSUs based on the following schedule, with the number of units earned being rounded up to the nearest whole share:

| Degree of Performance Attainment | Company TSR Percentile Ranking Relative to S&P 500 TSR | Achievement of Performance Goal (% of Units) |
|---|---|---|
| Maximum | ≥80th | 200% |
| Target | 50th | 100% |
| Threshold | 25th | 25% |
| Less than Threshold | <25th | 0% |

Payouts of between performance levels will be determined to the nearest one-tenth of a percentage point using linear interpolation. If the Company's TSR for the performance period is negative on an absolute basis, then the number of earned TSR PSUs will be capped at the target level, regardless of our actual TSR ranking relative to the S&P 500 TSR.

## Core Adjusted EBITDA PSUs

Each of the NEOs received a grant of PSUs with performance conditions relating to the Company's cumulative Core Adjusted EBITDA over the 2022-2024 fiscal years. The NEOs can earn between 0% and 200% of the granted Core Adjusted EBITDA PSUs based on the Company's performance. Targets were established and approved by the Compensation Committee prior to the grant date and actual performance will be evaluated and disclosed following the end of 2024 due to the proprietary and competitive nature of this information. The levels of performance required to achieve target payout represent goals that are considered achievable but difficult to accomplish.

## SUMMARY OF EQUITY AWARDS GRANTED IN 2022

| Name | Number of TSR PSUs Granted | Target Number of Core Adjusted EBITDA PSUs Granted | Number of RSUs Granted |
|---|---|---|---|
| Charles L. Treadway | 156,700 | 235,000 | 391,700 |
| Kyle D. Lorentzen | 58,920 | 88,280 | 83,400 |
| Markus R. Ogurek | 35,360 | 53,040 | 180,300 |
| Justin C. Choi | 34,100 | 51,100 | 52,100 |
| John R. Carlson | 20,000 | 30,000 | 50,000 |

## EMPLOYEE BENEFITS AND PERQUISITES

Our NEOs are eligible to participate in the same plans as substantially all other of our United States employees which include medical, dental, vision, short-term and long-term disability insurance, and a Health Savings Plan. We also maintain the CommScope, Inc. Retirement Savings Plan, or the 401(k) plan, in which substantially all our United States employees, including our NEOs, are eligible to participate. We currently contribute 2% of the participant's base salary and bonus to the 401(k) plan and provide matching contributions of up to 4% of the participant's base salary and bonus, which provides for up to a maximum of 6% of the participant's base salary and bonus, subject to certain statutory limitations ($305,000 for 2022). In addition, we provide our NEOs with a supplemental term life insurance policy. We provide these benefits due to their relatively low cost and the high value they provide in attracting and retaining talented executives.

We operate and maintain corporate aircraft that are used primarily for business travel by our directors and executive officers. We have a written policy that sets forth guidelines and procedures regarding limited permissible personal use of this aircraft by our executive officers. CommScope, Inc. of North Carolina, a wholly-owned subsidiary of the Company, maintains an Aircraft Time Sharing Agreement with Mr. Treadway, pursuant to which Mr. Treadway has limited use of the Company's aircraft for non-business travel. Pursuant to this agreement, Mr. Treadway must reimburse our subsidiary for the incremental expenses for each personal use flight based on the variable costs of the flight, as permitted under Federal Aviation Administration rules.

We determine the incremental cost of any personal use of our corporate aircraft based on the direct cost of use per flight, which may include aircraft fuel, oil and other additives; crew travel and lodging expense; hangar costs away from the aircraft's base of operation; insurance obtained for the specified flight; landing fees, airport taxes and similar assessments; customs, foreign permits and similar fees directly related to the flight; in-flight catering expenses; passenger ground transportation; and flight

planning and weather contract services. Because our aircraft are used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as the salaries of pilots and crew, purchase or lease costs of aircraft, hangar rent and insurance, and costs of maintenance and upkeep. We impute taxable income to the NEOs for any personal aircraft use in accordance with Internal Revenue Service regulations. We do not provide tax reimbursements, or "gross-ups", on these amounts to executive officers.

For 2022, no NEO met or exceeded $10,000 in unreimbursed aggregate incremental costs associated with personal use of the aircraft. In February 2023, the Compensation Committee approved Mr. Treadway's personal use of the Company's aircraft for up to 30 hours a year.

### DEFERRED COMPENSATION PLAN

We offer a voluntary non-qualified deferred compensation plan (DCP) that permits a group of our management, including the NEOs, to defer up to 90% of their annual compensation (including base salary, AIP and/or Sales Incentive Plan (SIP) awards). In 2022, no NEOs had a balance or participated in the DCP.

### EMPLOYMENT, SEVERANCE AND CHANGE IN CONTROL ARRANGEMENTS

Mr. Treadway has an employment agreement that entitles him to receive certain compensation and benefits, and previously included severance provisions relating to a qualifying termination of employment, including a qualifying termination of employment in connection with a change in control of the Company. Prior to October 2022, certain of the NEOs had a severance protection agreement that included severance provisions that only entitled them to receive severance upon a qualifying termination of employment that occurs within 24 months following a change in control of the Company.

In October 2022, we entered into new severance protection agreements with each of the Company's senior officers, including the NEOs. The Compensation Committee approved these new severance agreements taking into consideration our overall compensation philosophy as well as input from Compensia regarding market practice among companies in our compensation peer group. The new severance protection agreements entitle the NEOs to receive certain payments and benefits upon a qualifying termination of employment with enhanced payments if such termination occurs within 24 months following a change in control of the Company and include restrictive covenants. Mr. Treadway's employment agreement was amended so that the severance rights and restrictive covenants in his employment agreement were replaced with the severance provisions and restrictive covenants contained in his severance protection agreement. Mr. Treadway's employment agreement and the severance protection agreements are described below under "—Potential Payments upon Termination or Change in Control."

## V. OTHER COMPENSATION POLICIES

### COMPENSATION RECOUPMENT ("CLAWBACK") POLICY

We have a compensation recoupment policy that provides that in the event of an accounting restatement due to material noncompliance with financial reporting requirements, the Company will, as directed by the Compensation Committee in its discretion, require executive officers to reimburse compensation in an amount deemed appropriate by the Compensation Committee. The policy applies to executive officers of the Company, including our NEOs, who, at any time during the three-year period preceding the accounting restatement, received payment of non-equity incentive compensation or realized compensation from equity incentive awards, based on the erroneous financial data.

## ANTI-HEDGING AND ANTI-PLEDGING POLICIES

We have an Insider Trading policy to guide our employees and directors in complying with securities laws and avoid the appearance of improper conduct. Our policy specifically prohibits directors and employees, including our NEOs, from entering into hedging or monetization transactions involving CommScope securities such as covered calls, collars and forward sale contracts, and from purchasing CommScope securities on margin, holding CommScope securities in a margin account or pledging CommScope securities. In addition, all our Section 16 officers and directors, and certain other designated employees, are prohibited from trading in exchange traded options of CommScope securities.

## STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for our executive officers and the non-employee members of our Board of Directors. These guidelines were established to align with industry practice and to affirm to stockholders that our executives and directors have a meaningful long-term equity position in the Company and a longer-term view of its performance. The following table summarizes our stock ownership guidelines, which were based on market and peer group data and were adopted following consultation with the Compensation Committee's independent compensation consultant.

| | Multiple of Salary Target |
|---|---|
| Chief Executive Officer | 5x annual base salary |
| Chairman & Chief Financial Officer | 3x annual base salary |
| Designated Executive Officers | 2x annual base salary |
| Non-Employee Directors | 5x base cash retainer (excluding committee fees) |

The value of an executive's or non-employee director's stock ownership is measured as of December 31 of each year by reference to the 30-day average closing price of our stock on the Nasdaq Stock Market and using each individual's base salary or base retainer then in effect.

Current and new executive officers and non-employee directors who are subject to these guidelines are expected to satisfy them by the end of the calendar year following the fifth anniversary of (i) the guidelines' January 1, 2017 effective date or (ii) such later date that a Participant becomes subject to the Guidelines and to hold at least such minimum value in shares of our common stock or RSUs for so long as applicable. All our NEOs and non-employee directors have met or are on track to meet their ownership requirements within the applicable five-year period.

# VI. COMPENSATION TABLES

## SUMMARY COMPENSATION TABLE (SCT) FOR 2022

The following table provides information regarding the compensation that we paid our NEOs for services rendered during the fiscal years ended December 31, 2022, 2021 and 2020.

| Name and Principal Position | Year | Salary ($)[1] | Bonus ($) | Stock Awards ($)[2] | Option Awards ($)[2] | Non-Equity Incentive Plan Compensation ($)[3] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($)[4] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Charles L. Treadway**[5] President, Chief Executive Officer and Director | 2022 2021 2020 | 1,118,700 1,100,000 275,000 | — — — | 7,237,105 — 8,580,600 | — — — | 2,225,263 1,748,010 340,832 | — — — | 18,894 17,850 5,629 | **10,599,962** **2,865,860** **9,202,061** |
| **Kyle D. Lorentzen** Executive VP and Chief Financial Officer | 2022 2021 | 666,250 587,500 | — — | 2,094,411 1,915,782 | — — | 839,339 540,515 | — — | 18,894 17,850 | **3,618,894** **3,061,647** |
| **Markus R. Ogurek** Former Senior VP & President, NICS | 2022 | 453,530 | — | 2,507,761 | — | 536,653 | — | 18,869 | **3,516,813** |
| **Justin C. Choi** Senior VP, Chief Legal Officer and Secretary | 2022 2021 | 549,180 370,227 | — — | 1,249,877 1,745,726 | — — | 546,201 294,164 | — — | 18,894 15,491 | **2,364,152** **2,425,608** |
| **John R. Carlson**[5][6] Senior VP and Chief Commercial Officer | 2022 2021 2020 | 575,000 575,000 71,875 | — — — | 923,800 — 2,057,760 | — — — | 648,132 517,782 — | — — — | 18,686 17,797 1,503 | **2,165,618** **1,110,579** **2,131,138** |

(1) Salary reported may differ from the annual base salary rate set for the year due to the fact that changes in base salary were effective on July 1, 2022 as was the case for Messrs. Treadway, Lorentzen, Ogurek and Choi.

(2) Amounts represent the grant date fair value of equity awards, which was computed in accordance with FASB ASC Topic 718 without regard to estimated forfeitures related to service-based vesting conditions. Refer to Note 14 in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2022 for information regarding the assumptions used to value these awards.

(3) Amounts represent AIP bonus payments by performance year. The AIP bonus payments for our NEOs in 2022, 2021, and 2020 were 132.6% (147.9% for Ogurek), 105.9%, and 82.6% of target, respectively.

(4) The following table shows all amounts included in the "All Other Compensation" column for 2022 for each NEO:

| Name | All Other Compensation | | |
|---|---|---|---|
| | Company Contribution to 401(k) Plan ($) | Life Insurance Premiums ($) | Total ($) |
| **Charles L. Treadway** | 18,300 | 594 | 18,894 |
| **Kyle D. Lorentzen** | 18,300 | 594 | 18,894 |
| **Markus R. Ogurek** | 18,300 | 569 | 18,869 |
| **Justin C. Choi** | 18,300 | 594 | 18,894 |
| **John R. Carlson** | 18,300 | 386 | 18,686 |

(5) Mr. Treadway and Mr. Carlson did not receive an equity award grant in 2021, since they both received equity awards upon joining the company in 2020 that covered the 2021 grant cycle.

(6) Mr. Carlson was not a NEO in 2021, but his 2021 compensation information is being presented in these compensation tables in accordance with Commission rules.

## GRANTS OF PLAN-BASED AWARDS IN 2022

| Name | Grant Date | Approval Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| **Charles L. Treadway** | | | | | | | | | | | | |
| 2022 AIP[1] | | | 755,123 | 1,678,051 | 3,523,907 | — | — | — | — | — | — | — |
| 2022 PSU[2] | 3/1/2022 | 2/15/2022 | — | — | — | 117,500 | 235,000 | 470,000 | — | — | — | 2,039,800 |
| 2022 PSU[3] | 3/1/2022 | 2/15/2022 | — | — | — | 39,175 | 156,700 | 313,400 | — | — | — | 1,797,349 |
| 2022 RSU[4] | 3/1/2022 | 2/28/2022 | — | — | — | — | — | — | 391,700 | — | — | 3,399,956 |
| **Kyle D. Lorentzen** | | | | | | | | | | | | |
| 2022 AIP[1] | | | 284,822 | 632,938 | 1,329,170 | — | — | — | — | — | — | — |
| 2022 PSU[2] | 3/1/2022 | 2/15/2022 | — | — | — | 25,000 | 50,000 | 100,000 | — | — | — | 434,000 |
| 2022 PSU[3] | 3/1/2022 | 2/15/2022 | — | — | — | 8,350 | 33,400 | 66,800 | — | — | — | 383,098 |
| 2022 RSU[4] | 3/1/2022 | 2/28/2022 | — | — | — | — | — | — | 83,400 | — | — | 723,912 |
| 2022 PSU[2] | 6/1/2022 | 5/18/2022 | — | — | — | 19,140 | 38,280 | 76,560 | — | — | — | 299,732 |
| 2022 PSU[3] | 6/1/2022 | 5/18/2022 | — | — | — | 6,380 | 25,520 | 51,040 | — | — | — | 253,669 |
| **Markus R. Ogurek** | | | | | | | | | | | | |
| 2022 AIP[1] | | | 163,271 | 362,824 | 761,930 | — | — | — | — | — | — | — |
| 2022 RSU[5] | 2/1/2022 | 12/9/2021 | — | — | — | — | — | — | 130,300 | — | — | 1,250,880 |
| 2022 PSU[2] | 3/1/2022 | 2/15/2022 | — | — | — | 15,000 | 30,000 | 60,000 | — | — | — | 260,400 |
| 2022 PSU[3] | 3/1/2022 | 2/15/2022 | — | — | — | 5,000 | 20,000 | 40,000 | — | — | — | 229,400 |
| 2022 RSU[4] | 3/1/2022 | 2/28/2022 | — | — | — | — | — | — | 50,000 | — | — | 434,000 |
| 2022 PSU[2] | 6/1/2022 | 3/26/2022 | — | — | — | 11,520 | 23,040 | 46,080 | — | — | — | 180,403 |
| 2022 PSU[3] | 6/1/2022 | 3/26/2022 | — | — | — | 3,840 | 15,360 | 30,720 | — | — | — | 152,678 |
| **Justin C. Choi** | | | | | | | | | | | | |
| 2022 AIP[1] | | | 185,348 | 411,885 | 864,959 | — | — | — | — | — | — | — |
| 2022 PSU[2] | 3/1/2022 | 2/15/2022 | — | — | — | 15,650 | 31,300 | 62,600 | — | — | — | 271,684 |
| 2022 PSU[3] | 3/1/2022 | 2/15/2022 | — | — | — | 5,225 | 20,900 | 41,800 | — | — | — | 239,723 |
| 2022 RSU[4] | 3/1/2022 | 2/28/2022 | — | — | — | — | — | — | 52,100 | — | — | 452,228 |
| 2022 PSU[2] | 6/1/2022 | 5/18/2022 | — | — | — | 9,900 | 19,800 | 39,600 | — | — | — | 155,034 |
| 2022 PSU[3] | 6/1/2022 | 5/18/2022 | — | — | — | 3,300 | 13,200 | 26,400 | — | — | — | 131,208 |
| **John R. Carlson** | | | | | | | | | | | | |
| 2022 AIP[1] | | | 219,938 | 488,750 | 1,026,375 | — | — | — | — | — | — | — |
| 2022 PSU[2] | 3/1/2022 | 2/15/2022 | — | — | — | 15,000 | 30,000 | 60,000 | — | — | — | 260,400 |
| 2022 PSU[3] | 3/1/2022 | 2/15/2022 | — | — | — | 5,000 | 20,000 | 40,000 | — | — | — | 229,400 |
| 2022 RSU[4] | 3/1/2022 | 2/28/2022 | — | — | — | — | — | — | 50,000 | — | — | 434,000 |

(1) Reflects the range of awards that could potentially have been earned during 2022 under our AIP. The "Threshold" column represents the minimum amount payable when threshold performance is met. The amounts actually earned are included under the column titled "Non-Equity Incentive Plan Compensation" in our SCT for 2022.

(2) Reflects potential share payouts with respect to PSUs, with a cumulative Core Adjusted EBITDA (2022-2024) metric, granted in 2022 at threshold, target, and maximum. The "Threshold" column represents the minimum amount payable (50% of target payout) when threshold performance is met. The "Target" column represents the amount payable (100% of target payout) if the specified performance targets are reached. The "Maximum" column represents the maximum amount payable (200% of target payout).

(3) Reflects potential share payouts with respect to TSR PSUs granted in 2022, at target. The "Threshold" column represents the minimum amount payable (25% of target payout) when threshold performance is met. The "Target" column represents the amount payable (100% of target payout) if the specified performance targets are reached. The "Maximum" column represents the maximum amount payable (200% of target payout). The performance conditions require the achievement of a specified performance target for the Company's TSR ranking relative to the TSR for each of the 500 companies, other than the Company, comprising the S&P 500 over a three-year period from March 1, 2022 through February 28, 2025.

(4) Reflects RSUs granted in 2022, which vest in equal installments over three years.

(5) Reflects RSUs granted at the beginning of Mr. Ogurek's employment in 2022 that vest 60% on the first anniversary of the grant date and 40% on the second anniversary of the grant date.

## NARRATIVE SUPPLEMENT TO SCT FOR 2022 AND GRANTS OF PLAN-BASED AWARDS IN 2022 TABLE

The terms of our cash incentive plans and equity incentive awards are described under "—2022 Compensation Actions" above, and our employment and severance protection agreements are described under "—Potential Payments upon Termination or Change in Control—Employment and Severance Protection Agreements" below.

## OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2022

The following table provides information regarding stock awards held by our NEOs as of December 31, 2022. No outstanding option awards were held by our NEOs as of December 31, 2022.

| | | Stock Awards | | | |
| --- | --- | --- | --- | --- | --- |
| Name | Grant Date | Number of Shares or Units of Stock That Have Not Vested (#)[1] | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2] |
| **Charles L. Treadway** | 10/1/2020 | 166,667 | 1,225,002 | 770,000 | 5,659,500 |
| | 3/1/2022 | 391,700 | 2,878,995 | 391,700 | 2,878,995 |
| **Kyle D. Lorentzen** | 1/4/2021 | 41,267 | 303,312 | 86,660 | 636,951 |
| | 12/1/2021 | 11,667 | 85,752 | — | — |
| | 3/1/2022 | 83,400 | 612,990 | 83,400 | 612,990 |
| | 6/1/2022 | — | — | 63,800 | 468,930 |
| **Markus R. Ogurek** | 2/1/2022 | 130,300 | 957,705 | — | — |
| | 3/1/2022 | 50,000 | 367,500 | 50,000 | 367,500 |
| | 6/1/2022 | — | — | 38,400 | 282,240 |
| **Justin C. Choi** | 5/3/2021 | 35,267 | 259,212 | 52,920 | 388,962 |
| | 3/1/2022 | 52,100 | 382,935 | 52,200 | 383,670 |
| | 6/1/2022 | — | — | 33,000 | 242,550 |
| **John R. Carlson** | 12/1/2020 | 26,667 | 196,002 | 112,000 | 823,200 |
| | 3/1/2022 | 50,000 | 367,500 | 50,000 | 367,500 |

(1) Represents RSUs granted in 2020, 2021 and 2022. The RSUs vest, subject to the continued employment of the NEO, annually over three years beginning on the first anniversary of the grant date, except with respect to Mr. Ogurek's February 1, 2022 grant, which was granted at the start of his employment with 60% of the RSUs vesting on the first anniversary of the grant date and the remaining 40% of the RSUs vesting on the second anniversary of the grant date.

(2) Represents PSUs granted in 2020, 2021 and 2022. The EPRG PSUs granted in 2020 and 2021 vest based upon a combination of achievement of various average stock price hurdles (ranging from a low of $15 and a high of $40 for Messrs. Treadway, Lorentzen and Carlson and a low of $17.50 and a high of $40 for Mr. Choi) and continued service over a four-year period. The TSR PSUs granted in 2022 vest on June 1, 2025 based on the achievement of goals relating to our TSR ranking relative to the TSR for the companies, other than the Company, comprising the S&P 500 over a three-year period from March 1, 2022 through February 28, 2025. The Core Adjusted EBITDA PSUs granted in 2022 are based on cumulative Core Adjusted EBITDA for the 2022-2024 fiscal years and vest on June 1, 2025.

## OPTION EXERCISES AND STOCK VESTED FOR 2022

The following table provides information concerning the vesting of stock awards during the year ended December 31, 2022. No options were held by our NEOs during 2022 resulting in no option exercises.

| Name | Stock Awards | |
| --- | --- | --- |
| | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Charles L. Treadway | 386,667 | 3,226,803 |
| Kyle D. Lorentzen | 63,606 | 583,161 |
| Markus R. Ogurek | — | — |
| Justin C. Choi | 40,313 | 257,600 |
| John R. Carlson | 58,667 | 484,430 |

## POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

### EMPLOYMENT AND SEVERANCE PROTECTION AGREEMENTS

Each of our NEOs is party to a severance protection agreement that entitles him or her to receive certain payments upon a qualifying termination of employment. Mr. Treadway is also party to an employment agreement.

*Severance Protection Agreements*

We are party to a severance protection agreement with each of our senior executive officers, including each of the NEOs. Each agreement is on a two-year term automatically renewing on January 1 of each year unless the Company or the executive gives notice of non-renewal at least ninety (90) days prior to such date, except that the term may not expire prior to 24 months following a change in control of the Company (as defined in the agreement). Pursuant to the agreement, in the event that the executive's employment is terminated (i) by the Company for any reason other than for cause, death or disability or (ii) by the executive for good reason (which definition includes, among other things, a material diminution in title or duties and a material reduction in salary or target annual bonus), the executive will be entitled to receive accrued compensation, any bonus or incentive compensation that has been earned but not paid prior to the termination date, and each of the following:

- severance equal to one times (two times for Mr. Treadway) the sum of the executive's base salary at the time of the termination (Base Salary) and the executive's target bonus for the year in which the termination occurs (or for the immediately preceding year if the executive's target bonus for the year in which the termination occurs has not been approved at the time of the termination date) (Target Bonus), payable in equal installments, in accordance with the Company's normal payroll practices, during the twelve-month period (twenty-four month period for Mr. Treadway) following the termination date; provided that if such termination occurs within twenty-four months following a change in control of the Company, the severance amount will be a multiple of the sum of the executive's Base Salary and Target Bonus (one and one-half times for Mr. Carlson and Mr. Ogurek, two times for Mr. Choi and Mr. Lorentzen, and three times for Mr. Treadway), paid in a single lump sum; and

- payment for continuation of the executive's and his or her dependents' health benefits under COBRA for the earlier of twelve months (twenty-four months for Mr. Treadway) or when the executive is no longer eligible for COBRA health continuation coverage (the Continuation Period); provided that if such termination occurs within twenty-four months following a change in control of the Company, the Continuation Period will be the earlier of eighteen months for Mr. Carlson and Mr. Ogurek, twenty-four months for Mr. Choi and Mr. Lorentzen, and thirty-six months for Mr. Treadway, or when the executive is no longer eligible for COBRA health continuation coverage.

If the executive's employment is terminated by the Company during the term and within 24 months after a change in control (i) by the Company by reason of the executive's disability, (ii) by reason of the executive's death, (iii) by the Company without cause, or (iv) by the executive for good reason, the executive will receive a pro rata bonus for the year in which the termination occurs, based on the actual bonus the executive would have been paid for such year had he or she remained employed through the payment of such bonus.

Further, if the executive's employment is terminated by the Company other than for cause at any time prior to the date of a change in control of the Company and such termination (i) occurred after we entered into a definitive agreement, the consummation of which would constitute a change in control of the Company or (ii) the executive reasonably demonstrates that such termination was at the request of a third party who has indicated an intention or has taken steps reasonably calculated to effect a change in control, such termination will be deemed to have occurred after a change in control for purposes of determining the executive's termination benefits.

Payment of the termination benefits require the executive to execute and not revoke a release of claims within forty-five days following his or her termination date and to comply with the restrictive covenants in the severance protection agreement. These covenants include confidentiality provisions and other restrictive covenants whereby the executives have agreed not to compete with the Company (other than for Mr. Ogurek), not to recruit certain of the Company's employees and independent contractors, and not to solicit certain of the Company's customers (other than for Mr. Ogurek), within certain areas over a period of two years (eighteen months for Mr. Carlson and Mr. Ogurek) following the executive's termination date.

### *Employment Agreement with Mr. Treadway*

We are party to an employment agreement with Mr. Treadway. His agreement is on a three-year term, automatically renewing for twelve months each year following the initial term, unless either party gives 60 days' written notice of non-renewal. Pursuant to the terms of Mr. Treadway's severance protection agreement and an amendment to his employment agreement entered into in October 2022, his employment agreement remains in effect, but his severance protection agreement supersedes and replaces the termination benefits and restrictive covenants included in his employment agreement. Other than as provided in his severance protection agreement, the terms of Mr. Treadway's employment agreement remain unchanged.

For purposes of Mr. Treadway's agreement and his severance protection agreement, "good reason" includes a material reduction in base salary or target bonus, a material diminution in title or responsibilities as Chief Executive Officer, any change in reporting structure such that Mr. Treadway no longer reports directly to the Board of Directors, or a material breach of the agreement.

*Severance Policy*

We maintain a general severance policy that applies to all United States and Canada based employees. Pursuant to this policy, employees may receive severance benefits and a COBRA or Retirement Health supplement in the event of an involuntary separation due to a reduction in force, lack of work, closure of a facility or position elimination. No severance benefits are paid in the event of a voluntary resignation, involuntary termination for cause, termination due to a sale of assets or operations if the employee is offered continued employment with the acquiror in the same general work location, or position elimination if the employee is offered a comparable or better position in the same general work location. The severance period varies based on job level and years of service and cannot exceed 52 weeks. Following the adoption of the new severance protection agreements in October 2022, the NEOs are not eligible to receive severance under our general severance policy.

The following table sets forth the estimated amount of the payments and benefits each of our NEOs other than Mr. Ogurek would receive under certain termination of employment scenarios, in each case assuming a termination of employment on December 31, 2022. The payments and benefits described and quantified below are in addition to the compensation and benefits that would already be vested upon the NEO's termination of employment, including accrued but unpaid salary, accrued but unused vacation pay and payments and benefits accrued under the 401(k) plan. The payments and benefits to Mr. Ogurek in connection with his termination by the Company in February 2023 are described separately below.

| Name | Payment | Termination for Cause ($) | Resignation Without Good Reason ($) | Death or Disability ($) | Termination Without Cause or Resignation for Good Reason Prior to a Change in Control ($) | Termination Without Cause or Resignation for Good Reason After a Change in Control ($) |
|---|---|---|---|---|---|---|
| Charles L. Treadway | Cash severance | — | — | — | 5,630,903 | 8,446,355 |
| | Pro rata bonus | — | — | 2,225,263[1] | — | 2,225,263[2] |
| | Benefit continuation | — | — | — | 36,397 | 54,595 |
| | **Total** | **—** | **—** | **2,225,263** | **5,667,300** | **10,726,213** |
| Kyle D. Lorentzen | Cash severance | — | — | — | 1,315,438 | 2,630,875 |
| | Pro rata bonus | — | — | 839,339[1] | — | 839,339[2] |
| | Benefit continuation | — | — | — | 18,743 | 37,486 |
| | **Total** | **—** | **—** | **839,339** | **1,334,181** | **3,507,700** |
| Justin C. Choi | Cash severance | — | — | — | 970,245 | 1,940,490 |
| | Pro rata bonus | — | — | 546,201[1] | — | 546,201[2] |
| | Benefit continuation | — | — | — | 17,662 | 35,323 |
| | **Total** | **—** | **—** | **546,201** | **987,907** | **2,522,014** |
| John R. Carlson | Cash severance | — | — | — | 1,063,750 | 1,595,625 |
| | Pro rata bonus | — | 648,132[1] | 648,132[1] | 648,132[1] | 648,132[2] |
| | Benefit continuation | — | — | — | 13,892 | 20,839 |
| | **Total** | **—** | **648,132** | **648,132** | **1,725,774** | **2,264,596** |

(1)  Pursuant to the terms of the AIP, participants are eligible to receive, at the discretion of the Compensation Committee, a pro rata portion of their award, based upon actual achievement of applicable performance objectives, if their employment is terminated due to death, disability or retirement (at age 65 or at age 55 with at least 10 years of service with the Company, or earlier with prior approval of the Company). As of December 31, 2022, Mr. Carlson was eligible for retirement under the AIP. Amounts shown in the table assume that the Compensation Committee approved such pro rata payouts.

(2)  Pursuant to the terms of the AIP, in the event of a change in control of the Company (as defined in the AIP), within 30 days thereafter, we will pay to each participant immediately prior to such change in control (regardless of whether such participant remains in the employ of the Company following the change in control) an award equal to his or her target incentive for the AIP plan cycle then underway (prorated to the date of the change in control). Pursuant to the agreements with the NEOs, in the event of a termination of employment following a change in control, the executive would receive a pro rata bonus based on actual achievement of applicable performance objectives. Amounts shown in the table reflect the 2022 bonus amounts under the AIP.

## Termination Payments and Benefits for Mr. Ogurek

The Company terminated Mr. Ogurek's employment without cause on February 8, 2023. Mr. Ogurek received payment of his AIP bonus earned for 2022, and 78,180 of his RSUs vested by their terms on February 1, 2023. All of Mr. Ogurek's unvested RSUs and PSUs were forfeited on his termination date. Pursuant to the terms of Mr. Ogurek's severance protection agreement, he is receiving severance in an aggregate amount equal to $865,458, payable over a 12-month period and subject to applicable withholding, conditioned upon his execution and non-revocation of a release of claims and continued compliance with the restrictive covenants contained in his severance protection agreement. Mr. Ogurek is not eligible to receive the COBRA health continuation coverage described in his severance protection agreement because neither he nor any of his eligible dependents participated in any of the Company's group medical, dental or vision plans.

## Equity Incentive Awards

The RSU award agreements under which certain of the NEOs received grants in 2020, 2021 and 2022 provide that all awards granted pursuant to those award agreements will become immediately vested in the event of any of the following:

- the termination of a participant's service due to death or disability,
- a change in control of the Company in which the awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, or
- a change in control of the Company in which the awards are assumed or equitably converted, but the participant's employment is terminated without "cause" or the participant resigns for "good reason" within two years following the change in control.

The EPRG PSU agreements under which certain of the NEOs received grants in 2020 and 2021 provide that in the event of a change of control of the Company, achievement of the performance condition for any outstanding and unvested units will be determined as if the average trading price is equal to the fair market value per share of the Company's common stock as of the consummation of the change of control. The service condition for any such units will be deemed to be satisfied in full in the event of a change in control of the Company in which the awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, or a change in control of the Company in which the awards are assumed or equitably converted, but the participant's employment is terminated by the Company without cause or the participant resigns for good reason within two years following the change in control, or due to death or disability occurring prior to the end of the performance period. The EPRG PSUs vest upon satisfaction of both the performance condition and the service condition.

The Core Adjusted EBITDA PSU and TSR PSU agreements under which the NEOs received grants in 2022 provide that in the event of a change in control of the Company in which the awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, if the change in control occurs during the first year of the performance period, the PSUs will be prorated and will vest based on deemed performance of target level. If the change in control occurs during the second or third year of the performance period, the PSUs will be prorated and will vest based on actual performance through the end of the most recently completed fiscal year or, for the 2022 TSR PSUs, the most recently completed calendar month (or using another methodology in the Compensation Committee's discretion). In the event the awards are assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, the performance period will end at the time of the change in control, the performance requirements shall be deemed to be satisfied at target level if the change in control occurs during the first year of the performance period or based on actual performance through the end of the most recently completed fiscal year or, for the 2022 TSR PSUs, the most recently completed calendar month (or using another methodology in the Compensation Committee's discretion), and such awards for which the performance requirement has been met (or is deemed to have been met) will vest in full on a specified date, provided that the participant is still in continuous service, or earlier if the participant's employment is terminated without cause or the participant resigns for good reason within two years following the change in control.

The following table presents the value (based on the Company's closing stock price on December 31, 2022 of $7.35 or in the case of options, the excess of such closing stock price over the exercise price) of equity awards that would become vested upon a termination due to death or disability, a change in control in which the awards are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, or a change in control in which the awards are assumed or equitably converted but the participant's employment is terminated without cause or the participant resigns for good reason within two years following the change in control of the Company, assuming that any such events had occurred on December 31, 2022. The amounts for PSUs granted in 2022 with the cumulative Core Adjusted EBITDA metric and the TSR metric are based on target performance.

| | Change in Control | | | Death or Disability | | |
|---|---|---|---|---|---|---|
| | Options ($) | PSU ($) | RSU ($) | Options ($) | PSU ($) | RSU ($) |
| Charles T. Treadway | — | 895,679 | 4,103,997 | — | 895,679 | 4,103,997 |
| Kyle D. Lorentzen | — | 336,581 | 1,002,055 | — | 336,581 | 1,002,055 |
| Justin C. Choi | — | 194,816 | 642,147 | — | 194,816 | 642,147 |
| John R. Carlson | — | 114,333 | 563,502 | — | 114,333 | 563,502 |

## COMPENSATION-RELATED RISK ASSESSMENT

Our Compensation Committee, with the assistance of our management, through the human resources, finance and legal departments, has analyzed the potential risks arising from our compensation policies and practices and has determined that there are no such risks that are reasonably likely to have a material adverse effect on the Company.

## CEO PAY RATIO

Under Commission rules, we are required to calculate and disclose the ratio of our median employee's annual total compensation to the total annual compensation of our Chief Executive Officer.

To identify our median employee, we compiled a list of all worldwide full-time, part-time, seasonal and temporary employees employed by us and our consolidated subsidiaries as of October 31, 2022. The compensation measure we used to determine our median employee included annual base salary as of October 31, 2022; an estimate of overtime based on average overtime worked considering the job position and country of the employee; and incentive compensation based on targets. We believe this compensation measure is a reasonable measure that can be consistently applied to our over 30,000 employees across the world in order to yield an accurate representation of our median employee.

Mr. Treadway had 2022 annual total compensation of $10,599,962 as reflected in the SCT included in this Proxy Statement. Our median employee's annual total compensation for 2022, calculated in the same manner as compensation in the SCT, was $15,496. As a result, Mr. Treadway's annual total compensation is 684 times that of our median employee. We believe this pay ratio is a reasonable estimate calculated in a manner consistent with Commission rules.

We have a team of over 30,000 employees to serve customers in over 150 countries through an extensive network of manufacturing and distribution facilities strategically located around the globe. We utilize lower-cost geographies for high labor content products while investing in largely automated plants in higher-cost regions close to customers. Most of our manufacturing employees are located in lower-cost geographies such as Mexico, China, India and the Czech Republic and are compensated at the market rate based on their geographic location and their job type. This drives a higher pay ratio between our median employee and our Chief Executive Officer when compared to companies with primarily United States operations or those businesses that are not as labor intensive. To provide more comparability, we believe it is useful to present a supplemental calculation using the same methodology as above except that it includes only our employees in the United States. Using this methodology, the median U.S. employee identified had a pay of $124,753 in 2022, resulting in a pay ratio calculation of 85:1.

## PAY VERSUS PERFORMANCE

### Background

Item 402(v) of the SEC's Regulation S-K, which was mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, requires disclosure of information that demonstrates the relationship between executive "compensation actually paid" (CAP) and our performance against several specific financial metrics. We have included the table and disclosure below in accordance with the final rule, which was effective on October 11, 2022. For further information regarding our executive compensation programs, the metrics the Compensation Committee used to set executive compensation for 2022 (which is different than the financial metrics we are required to include in the tables and discussion below) and our pay-for-performance philosophy, please refer to "Compensation Discussion and Analysis."

### PAY VERUS PERFORMANCE TABLE

| | | | | | | | | Value of Initial Fixed $100 Investment Based On: | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year | Summary Compensation Table Total for First PEO ($)[1] | Summary Compensation Table Total for Second PEO ($)[1] | Compensation Actually Paid to First PEO ($)[2] | Compensation Actually Paid to Second PEO ($)[3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[4] | Average Compensation Actually Paid to Non-PEO NEOs ($)[5] | Total Shareholder Return ($)[6] | Peer Group Total Shareholder Return ($)[7] | Net Income (Loss) (in millions) ($) | Core Adjusted EBITDA (in millions) ($)[8] |
| 2022 | 10,599,962 | — | 4,965,937 | — | 2,916,369 | 2,231,441 | 51.80 | 119.54 | (1,286.9) | 1,250.4 |
| 2021 | 2,865,860 | — | 570,304 | — | 2,184,701 | 1,190,693 | 77.80 | 150.30 | (462.6) | 1,091.5 |
| 2020 | 9,202,061 | 2,926,454 | 16,089,942 | (1,050,842) | 1,607,849 | 1,288,250 | 94.43 | 101.01 | (573.4) | 1,083.9 |

(1) The first Primary Executive Officer (First PEO) above represents the amounts for Mr. Treadway who served as Chief Executive Officer during 2022 and 2021. In October 2020, Mr. Treadway became Chief Executive Officer upon the retirement of Mr. Marvin S. Edwards, Jr. (Second PEO). During 2022, our remaining NEOs consisted of Messrs. Lorentzen, Ogurek, Choi and Carlson. During 2021, our remaining NEOs consisted of Messrs. Lorentzen, Alexander W. Pease, Choi, Morgan C.S. Kurk and Mses. Robyn T. Mingle and Brooke B. Clark. During 2020, our remaining NEOs consisted of Messrs. Pease, Carlson, Frank B. Wyatt, II, Kurk, Frank M. Drendel and Jeffrey M. White.

(2) Amounts represent CAP to Mr. Treadway, as calculated in accordance with Item 402(v) of the Commission's Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Treadway during the applicable year. As required by the rules of the Commission, the CAP amount for each year is determined by adding (or subtracting, as applicable) the following to the SCT total compensation for the relevant year: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in the fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The adjustments to determine CAP for Mr. Treadway are as follows:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Deduction for amounts reported under the "Stock Awards" column in the SCT | $(7,237,105) | $ — | $ (8,580,600) |
| Fair value of awards granted during year that remain outstanding and unvested as of year-end | 5,792,775 | — | 15,468,481 |
| Change in fair value from prior year-end to current year-end of awards granted in prior years that were outstanding and unvested as of year-end | (3,147,694) | (2,501,482) | — |
| Change in fair value from prior year-end to current year-end of awards granted in prior years that vested during year | (1,042,001) | 205,926 | — |
| Total | $(5,634,025) | $(2,295,556) | $ 6,887,881 |

(3) Amounts represent CAP to Mr. Edwards, as calculated in accordance with Item 402(v) of the Commission's Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Edwards during the applicable year. As required by the rules of the Commission, the following adjustments were made to the SCT total compensation for each year to determine the CAP for Mr. Edwards, using the same methodology as described above in footnote 2:

| | 2020 |
| --- | --- |
| Change in fair value from prior year-end to current year-end of awards granted in prior years that vested during year | $(1,095,772) |
| Fair value of awards granted in prior years that were forfeited during year | (2,881,524) |
| Total | $(3,977,296) |

(4) Amounts represent the average of the amounts reported for the Company's non-PEO NEOs as a group in the "Total" column of the SCT in each applicable year. These non-CEO NEOs are identified above in footnote 1.

(5) Amounts represent the average of the CAP amounts for the non-PEO NEOs as a group, as calculated in accordance with Item 402(v) of the Commission's Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to the non-PEO NEOs during the applicable year. As required by the rules of the Commission, the following adjustments were made to the SCT total compensation for each year to determine the average CAP for the non-PEO NEOs, using the same methodology as described above in footnote 2:

| | 2022 | 2021 | 2020 |
| --- | --- | --- | --- |
| Deduction for amounts reported under the "Stock Awards" column in the SCT | $(6,775,850) | $(8,628,484) | $(5,257,744) |
| Fair value of awards granted during year that remain outstanding and unvested as of year-end | 5,447,022 | 3,633,632 | 2,354,299 |
| Fair value of awards granted during year that vest during year | — | — | 1,499,217 |
| Change in fair value from prior year-end to current year-end of awards granted in prior years that were outstanding and unvested as of year-end | (1,235,794) | (145,639) | (113,811) |
| Change in fair value from prior year-end to current year-end of awards granted in prior years that vested during year | (175,091) | 196,189 | (399,555) |
| Fair value of awards granted in prior years that were forfeited during year | — | (1,112,604) | — |
| Incremental fair value of awards modified during year | — | 92,857 | — |
| Total | $(2,739,713) | $(5,964,049) | $(1,917,594) |

(6) Cumulative TSR is calculated by dividing (a) the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by (b) the Company's share price at the beginning of the measurement period.

(7) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the Standard & Poor's 1500 Communications Equipment Index (S&P 1500 Communications Equipment).

(8) Core Adjusted EBITDA consists of consolidated EBITDA excluding Home segment EBITDA, subject to adjustments as described in "—2022 Compensation Actions—Annual Incentive Plan". See the aggregation of Core Adjusted EBITDA included in Appendix A hereto. As described in the "Compensation Discussion and Analysis," the Compensation Committee uses a number of performance measures to evaluate performance under our compensation programs, but the Company has determined that Core Adjusted EBITDA is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link CAP to the NEOs, for the most recently completed fiscal year, to Company performance.

### List of Most Important Financial Measures

The financial performance measures, which in the Company's assessment represent the most important financial performance measures used by the Company to link CAP to the NEOs, for the most recently completed fiscal year, to company performance, are as follows:

- Core Adjusted EBITDA
- Core Revenue
- TSR

*Relationship Between CAP and Performance Measures*

The following charts demonstrate the relationship between CAP to Mr. Treadway (PEO 1), Mr. Edwards (PEO 2) and average compensation paid to other NEOs (NEO Avg) and various performance measures of the Company for the years ended December 31, 2022, 2021 and 2020.









## EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2022, with respect to the shares of our common stock that may be issued under our existing equity compensation plans:

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 15,494,948 | $24.73 | 3,943,695 |
| Equity compensation plans not approved by security holders | 936,667[1] | — | — |
| Total | 16,431,615 | $24.73 | 3,943,695 |

(1) Represents RSUs and PSUs granted to Mr. Treadway when he joined the Company in 2020. These awards were issued as inducement awards outside of the CommScope Holding Company, Inc. 2019 Long-Term Incentive Plan. The weighted-average exercise price in column (b) does not take these awards into account.

# COMPENSATION COMMITTEE REPORT

As of December 31, 2022 the Compensation Committee of the Board of Directors consisted of the four directors named below, each of whom meets the independence standards of Nasdaq and the rules of the Commission.

The Compensation Committee of the Board of Directors has reviewed and discussed with management the "Compensation Discussion and Analysis," or CD&A, section of this Proxy Statement required by Item 402(b) of Regulation S-K promulgated by the Commission. Based on the Committee's review and discussions with management, the Committee recommended to the Board of Directors that the CD&A be included in the Company's 2022 Annual Report on Form 10-K and in this Proxy Statement.

Mary S. Chan (Chair)
Stephen C. Gray
L. William Krause
Mindy Mackenzie

# PROPOSAL No. 4:

## APPROVAL OF ADDITIONAL SHARES UNDER OUR 2019 LONG-TERM INCENTIVE PLAN

### BACKGROUND

On February 22, 2023, the Board of Directors approved, subject to stockholder approval at the Annual Meeting, an amendment to the CommScope Holding Company, Inc. 2019 Long-Term Incentive Plan (2019 Plan) to increase the number of shares authorized under the 2019 Plan by 8.7 million shares. Except for the proposed increase in the number of shares authorized under the 2019 Plan, the amendment does not change any provisions of the 2019 Plan, which was approved by stockholders at the 2019 Annual Meeting and amended at the 2020, 2021 and 2022 Annual Meetings. The 2019 Plan is the only plan under which equity-based compensation currently may be awarded to our executive officers and employees.

The Compensation Committee believes the number of shares available under the 2019 Plan are not sufficient to make the grants that will be needed over the next year to provide adequate long-term equity incentives to our key employees. Approval of the amendment to the 2019 Plan will enable the Company to continue making equity compensation grants that serve as incentives to recruit and retain key employees and to continue aligning the interests of its employees with stockholders.

### PLAN DEVELOPMENT

In determining the number of shares to add to the authorized share pool for the 2019 Plan, the Compensation Committee considered a number of factors, including key data relating to outstanding equity awards and shares available for grant, historical share usage, and future share needs.

The Committee also considered the fact that our equity compensation historically has been heavily weighted to performance-based incentives including:

- PSUs granted to executives in 2020 and 2021 require the achievement of goals relating to our stock price, ranging from a low of $15 to a high of $40

- Approximately 2.2 million outstanding equity awards are in the form of stock options

- TSR PSUs granted to executives in 2022 require achievement of goals relating to our TSR ranking relative to the TSR of the companies, other than the Company, comprising the S&P 500 over a three-year period from March 1, 2022 through February 28, 2025

- Core Adjusted EBITDA PSUs granted to executives in 2022 require achievement of cumulative Core Adjusted EBITDA goals for the three-year period covering fiscal years 2022, 2023 and 2024

- Executive equity that is heavily weighted to instruments that require strong performance for the delivery of value

We expect that the shares requested under the amended 2019 Plan will provide for grants to Company personnel for the remainder of 2023 and early 2024. Accordingly, we expect to seek approval for additional shares under the 2019 Plan at the 2024 Annual Meeting.

A summary of the 2019 Plan is set forth below. This summary is qualified in its entirety by the full text of the amended 2019 Plan, which is attached to this Proxy Statement as Appendix B.

## KEY DATA RELATING TO OUTSTANDING EQUITY AWARDS AND SHARES AVAILABLE

The following table includes information regarding outstanding equity awards under the 2019 Plan, the CommScope Holding Company, Inc., Amended and Restated 2013 Long-Term Incentive Plan (the Prior Plan), the portion of the ARRIS International plc 2016 Stock Incentive Plan that we assumed in the ARRIS transaction (ARRIS Plan), and the awards we issued to Mr. Treadway as inducement awards outside of any plan, as of March 6, 2023 (without giving effect to approval of the additional 8.7 million shares to be added to the 2019 Plan under this Proposal):

| | Existing Plans[1] |
|---|---|
| Total shares underlying outstanding stock options | 2,249,824 |
| Weighted-average exercise price of outstanding stock options | $ 24.90 |
| Weighted-average remaining contractual life of outstanding stock options | 3.6 years |
| Total shares underlying time-based outstanding unvested full value awards | 9,828,375 |
| Total shares underlying performance-based outstanding full value awards | 4,429,623[2] |
| Total shares currently available for grant | 266,612[3] |
| Common stock outstanding | 209,747,100[4] |
| Market closing price of common stock | $6.35[4] |

(1)  Includes information regarding all outstanding equity awards under the 2019 Plan, the Prior Plan, and the ARRIS Plan, and the shares available for future awards under the 2019 Plan. No other plans have awards outstanding or shares available for future awards.
(2)  Assumes performance-based awards will vest and pay out based on target performance levels being achieved.
(3)  Represents shares available for future awards under the 2019 Plan. No future awards may be issued under the Prior Plan or the ARRIS Plan. No equity awards will be issued between March 15, 2023, and the date of the Annual Meeting.
(4)  As of March 15, 2023.

## PROMOTION OF SOUND CORPORATE GOVERNANCE PRACTICES

We have designed the 2019 Plan to include a number of features that reinforce and promote alignment of equity compensation arrangements for employees, officers, consultants, and non-employee directors with the interests of stockholders and the Company. These features include, but are not limited to, the following:

- **No Discounted Stock Options or Stock Appreciation Rights (SARs).** Stock options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.
- **Prohibition on Repricing.** The exercise price of a stock option or SAR may not be reduced, directly or indirectly, without the prior approval of stockholders, including the exchange for cash or another award or by a cash repurchase of "underwater" awards.
- **Minimum Vesting Requirements.** Subject to certain limited exceptions, awards granted under the 2019 Plan are subject to a minimum vesting period of one year or will be granted solely in exchange for foregone cash compensation.
- **No Liberal Share Recycling.** Shares retained by or delivered to the Company to pay the exercise price of a stock option or SAR or to satisfy tax withholding obligations in connection with the exercise, vesting or settlement of an award count against the number of shares remaining available under the 2019 Plan.
- **No Dividends on Unearned Awards.** The 2019 Plan prohibits the current payment of dividends or dividend equivalent rights on unearned awards.
- **No Single-Trigger Change of Control Vesting.** If awards granted under the 2019 Plan are assumed by the successor entity in connection with a change of control of the Company, such awards will not automatically vest and pay out upon the change of control.

- **No Tax Gross-Ups.** The 2019 Plan does not provide for any tax gross-ups.
- **Awards Subject to Clawback Policy.** Awards under the 2019 Plan are subject to the Company's clawback policy or any other compensation recoupment policy that the Company may adopt from time to time.

## SUMMARY OF THE 2019 PLAN

**PURPOSE AND ELIGIBILITY.** The purpose of the 2019 Plan is to promote the Company's success and enhance its value by linking the personal interests of its employees, officers, directors and consultants to those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. The 2019 Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, officers, directors and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. As of March 15, 2023, approximately 3,366 employees and 8 non-employee directors are eligible to participate in the 2019 Plan.

**ADMINISTRATION.** The 2019 Plan is administered by the Compensation Committee of the Board of Directors. The Committee has the authority to: designate participants; grant awards; determine the type or types of awards to be granted to each participant and the number, terms and conditions thereof; establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2019 Plan; and make all other decisions and determinations that may be required under the 2019 Plan.

**AWARDS TO NON-EMPLOYEE DIRECTORS.** Notwithstanding the above, awards granted under the 2019 Plan to the Company's non-employee directors are made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of non-employee directors as in effect from time to time. In 2022, directors were granted RSUs which provide adequate incentives for strong performance without distracting from the directors' important role in risk management.

**PERMISSIBLE AWARDS.** The 2019 Plan authorizes the granting of awards in any of the following forms:

- market-priced options to purchase shares of our common stock, which may be designated under the Code as non-statutory stock options or incentive stock options;

- stock appreciation rights, which give the holder the right to receive an amount (payable in cash or stock, as specified in the award agreement) equal to the excess of the fair market value per share of our common stock on the date of exercise over the base price of the award (which cannot be less than the fair market value of the underlying stock as of the grant date);

- restricted stock, which is subject to restrictions on transferability and subject to forfeiture on terms set by the Committee;

- stock units, (including restricted stock units and deferred stock units) which represent the right to receive shares of common stock (or an equivalent value in cash or other property, as specified in the award agreement) at a designated time in the future and subject to any vesting requirement as may be set by the Committee;

- performance awards, which represent any award of the types listed above which have a performance-vesting component based on the achievement, or the level of achievement, of one or more performance goals during a specified performance period, as established by the Committee;

- other stock-based awards that are denominated or payable in, valued by reference to, or otherwise based on, shares of common stock;

- cash-based awards, including performance-based annual bonus awards.

**SHARES AVAILABLE FOR AWARDS.** Subject to proportionate adjustment in the event of stock splits and similar events, the aggregate number of shares of common stock that may be issued under the 2019 Plan presently is 23.8 million shares, plus a number of additional shares (not to exceed 17.4 million) underlying awards outstanding as of the effective date of the 2019 Plan under the Prior Plan and the ARRIS Plan that thereafter terminate or expire unexercised, or are cancelled, forfeited or lapse for any reason. The amendment to the 2019 Plan would add another 8.7 million shares to the 2019 Plan. The maximum number of shares that may be issued upon exercise of incentive stock options granted under the 2019 Plan is 32.5 million. As of March 6, 2023, only 266,612 shares remain available for grant under the 2019 Plan.

**SHARE COUNTING.** Shares subject to awards that terminate or expire unexercised, or are cancelled, forfeited or lapse for any reason, and shares underlying awards that are ultimately settled in cash, will again be available for future grants of awards under the 2019 Plan. To the extent that the full number of shares subject to a full-value award is not issued for any reason, including by reason of failure to achieve maximum performance goals, the unissued shares originally subject to the award will be added back to the plan share reserve. Shares delivered by the participant or withheld from an award to satisfy tax withholding requirements, and shares delivered or withheld to pay the exercise price of an option, will not replenish the plan share reserve. For SARs settled in shares, the full number of shares underlying the award (rather than any lesser number based on the net number of shares actually delivered upon exercise) will count against the plan share reserve. The Committee may grant awards under the 2019 Plan in substitution for awards held by employees of another entity who become employees of the Company as a result of a business combination, and such substitute awards will not count against the plan share reserve. Shares repurchased by the Company on the open market with the proceeds of an Option exercise shall not be added to the Plan share reserve.

**LIMITATIONS ON AWARDS.** The maximum number of shares of common stock subject to stock options or SARs that may be granted under the 2019 Plan in any calendar year to any one participant is 4.0 million each. The maximum number of shares of common stock underlying awards of restricted stock, restricted stock units and deferred stock units that may be granted under the 2019 Plan in any calendar year to any one participant, in the aggregate, is 4.0 million. The maximum amount that may be paid to any one participant with respect to any calendar year for performance awards granted under the 2019 Plan is $10.0 million for performance awards payable in cash and 4.0 million shares for performance awards payable in shares. For performance awards with multi-year performance periods, the amount of cash or number of shares deemed paid with respect to any one calendar year is the total amount earned for the performance period divided by the number of calendar year periods within the performance period.

**LIMITATION OF NON-EMPLOYEE DIRECTOR COMPENSATION.** The maximum aggregate number of shares subject to awards that may be granted under the 2019 Plan to any non-employee director in any calendar year is limited to a number that, combined with any cash meeting fees or cash retainers, does not exceed $750,000 in total value, including in the case of a non-employee Chairman of the Board or Lead Director.

**MINIMUM VESTING REQUIREMENTS.** Except in the case of awards issued in lieu of fully-vested cash awards and substitute awards granted in a business combination, full-value awards, options and SARs

issued under the 2019 Plan are subject to a minimum vesting period of one year. For awards issued to non-employee directors, the minimum vesting period may be the approximately one-year period between annual meetings. However, the Committee may at its discretion, grant full-value awards, options and SARs without the minimum vesting requirements described above with respect to awards covering 5% or fewer of the total number of shares authorized under the 2019 Plan. In addition, the minimum vesting requirement does not apply to accelerated exercisability or vesting of any award in cases of death, disability or a change in control.

**TREATMENT OF AWARDS UPON DEATH OR DISABILITY.** Unless otherwise provided in an award agreement or any special plan document governing an award, upon termination of a participant's service by reason of death or disability:

- all outstanding options, stock appreciation rights and other awards, or the portions of such awards, that are solely subject to time-based vesting restrictions will become fully vested; and

- all outstanding options, stock appreciation rights and other awards, or the portions of such awards, that are solely subject to performance-based vesting restrictions will be prorated, based on the time elapsed during the performance period, and the prorated portion will remain outstanding and eligible to vest based on actual performance over the applicable performance period.

**TREATMENT OF AWARDS UPON A CHANGE OF CONTROL.** Unless otherwise provided in an award agreement or any special plan document governing an award:

(A) upon the occurrence of a change of control of the Company in which awards under the 2019 Plan are not assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control in a manner approved by the Committee or the Board:

- all outstanding options and stock appreciation rights will become fully vested and exercisable, and all time-based vesting restrictions on outstanding awards will lapse; and

- the payout opportunities attainable under outstanding performance-based awards will vest based on target or actual performance (depending on whether the change in control occurs during the first half or the second half of the performance period) and the awards will payout on a pro rata basis, based on the time elapsed prior to the change in control.

(B) upon the occurrence of a change of control of the Company in which awards under the 2019 Plan are assumed by the surviving entity or otherwise equitably converted or substituted in connection with the change in control, if within two years after the effective date of the change of control, a participant's employment is terminated without Cause or the participant resigns for Good Reason (as such terms are defined in the 2019 Plan), then:

- all of that participant's outstanding options and stock appreciation rights will become fully vested and exercisable, and all time-based vesting restrictions on that participant's outstanding awards will lapse; and

- the payout opportunities attainable under outstanding performance-based awards will vest based on target or actual performance (depending on the time during the performance period in which the date of termination occurs) and the awards will payout on a pro rata basis, based on the time elapsed prior to the date of termination.

**DISCRETION TO ACCELERATE VESTING.** The Committee may, in its sole discretion, determine that all or a portion of a participant's awards shall become fully or partially exercisable, that all or a portion of the restrictions on the participant's awards shall lapse, and/or any performance-based criteria with respect such awards shall be deemed satisfied. Any such exercise of discretion will be subject to the minimum vesting requirements described above, other than in cases of death, disability or a change in control.

**ANTI-DILUTION ADJUSTMENTS.** In the event of a transaction between us and our stockholders that causes the per-share value of our common stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits and annual award limits under the 2019 Plan will be adjusted proportionately, and the Committee shall make such adjustments to the 2019 Plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction.

**AMENDMENT AND TERMINATION OF THE 2019 PLAN.** No awards may be granted under the 2019 Plan after the tenth anniversary of the effective date of the plan (or, if the amendment to the 2019 Plan is approved, the tenth anniversary of the effective date of the amendment). The Board or the Committee may amend, suspend or terminate the 2019 Plan at any time, except that no amendment may be made without the approval of the Company's stockholders if stockholder approval is required by any federal or state law or regulation or by the rules of any stock exchange on which the common stock may then be listed, or if the amendment, alteration or other change materially increases the benefits accruing to participants, increases the number of shares available under the 2019 Plan or modifies the requirements for participation under the 2019 Plan, or if the Board or Committee in its discretion determines that obtaining such stockholder approval is for any reason advisable. No amendment or termination of the 2019 Plan may, without the written consent of the participant, reduce or diminish the value of an outstanding award. The Committee may amend or terminate outstanding awards at any time, except that no amendment or termination of outstanding award may, without the written consent of the participant, reduce or diminish the value of such outstanding awards.

**PROHIBITION ON REPRICING.** Without the prior consent of the Company's stockholders, outstanding stock options and SARs cannot be repriced, directly or indirectly, nor may stock options or SARs be cancelled in exchanged for stock options or SARs with an exercise or base price that is less than the exercise price or base price of the original stock options or SARs. In addition, the Company may not, without the prior approval of stockholders, repurchase an option or stock appreciation right for value from a participant if the current market value of the underlying stock is lower than the exercise price per share of the option or stock appreciation right.

**LIMITATIONS ON TRANSFER; BENEFICIARIES.** No right or interest of a participant in any award may be pledged or encumbered to or in favor of any person other than the Company or an affiliate, or be subject to any lien, obligation or liability of the participant to any person other than the Company or an affiliate. Except to the extent otherwise determined by the Committee with respect to awards other than incentive stock options, no award may be assignable or transferable by a participant otherwise than by will or the laws of descent and distribution.

**CLAWBACK POLICY.** Awards under the 2019 Plan are subject to the Company's clawback policy any other compensation recoupment policy of the Company as adopted from time to time.

## FEDERAL INCOME TAX CONSEQUENCES

The United States federal income tax discussion set forth below is intended for general information only and does not purport to be a complete analysis of all the potential tax effects of the 2019 Plan. It is

based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. State, local and foreign tax consequences are not discussed, and may vary from jurisdiction to jurisdiction.

**NONQUALIFIED STOCK OPTIONS.** There will be no federal income tax consequences to the optionee or to the Company upon the grant of a nonqualified stock option under the 2019 Plan. When the optionee exercises a nonqualified option, however, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the stock received upon exercise of the option at the time of exercise over the exercise price, and the Company will be allowed a corresponding federal income tax deduction. Any gain that the optionee realizes when he or she later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the shares were held.

**INCENTIVE STOCK OPTIONS.** There will be no federal income tax consequences to the optionee or to the Company upon the grant of an incentive stock option. If the optionee holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise, then the amount equal to the excess of the amount realized upon sale or disposition of the option shares over the exercise price will be long-term capital gain or loss, and the Company will not be entitled to a federal income tax deduction. If the optionee disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he or she will recognize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and the Company will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the optionee's alternative minimum taxable income.

**STOCK APPRECIATION RIGHTS.** A participant receiving a stock appreciation right under the 2019 Plan will not recognize income, and the Company will not be allowed a tax deduction, at the time the award is granted. When the participant exercises the stock appreciation right, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant and the Company will be allowed as a corresponding federal income tax deduction at that time.

**RESTRICTED STOCK.** Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, a participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock award is granted, provided that the award is nontransferable and is subject to a substantial risk of forfeiture. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the stock as of that date (less any amount he or she paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). If the participant files an election under Code Section 83(b) within 30 days after the date of grant of the restricted stock, he or she will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date (less any amount paid for the stock), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m). Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, the participant will not be able to recover the tax previously paid pursuant to the Code Section 83(b) election.

**RESTRICTED STOCK UNITS.** A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a restricted stock unit award is granted. Upon receipt of shares of stock (or the equivalent value in cash or other property) in settlement of a restricted stock unit award, a

participant will recognize ordinary income equal to the fair market value of the stock or other property as of that date (less any amount he or she paid for the stock or property), and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

**PERFORMANCE AWARDS.** A participant will not recognize income, and the Company will not be allowed a tax deduction, at the time a performance award is granted (for example, when the performance goals are established). Upon receipt of cash, stock or other property in settlement of a performance award, the participant will recognize ordinary income equal to the cash, stock or other property received, and the Company will be allowed a corresponding federal income tax deduction at that time, subject to any applicable limitations under Code Section 162(m).

**CODE SECTION 409A.** The 2019 Plan permits the grant of various types of incentive awards, which may or may not be exempt from Code Section 409A. If an award is subject to Section 409A, and if the requirements of Section 409A are not met, the taxable events as described above could apply earlier than described and could result in the imposition of additional taxes and penalties. Restricted stock awards, stock options and stock appreciation rights granted under the 2019 Plan, are designed to be exempt from the application of Code Section 409A. Restricted stock units and performance awards granted under the 2019 Plan would be subject to Section 409A unless they are designed to satisfy the short-term deferral exemption from such law.

**TAX WITHHOLDING.** The Company has the right to deduct or withhold, or require a participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including employment taxes) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the 2019 Plan.

## BENEFITS TO NEOs AND OTHERS

Grants and awards under the 2019 Plan, which may be made to Company executive officers, directors and other employees, are made in the discretion of the Compensation Committee, granted pursuant to our director compensation program or, in some instances, granted to non-executive employees pursuant to delegated authority. The following table sets forth the number of stock options, RSUs and PSUs that have been granted under the 2019 Plan to our NEOs and the other individuals and groups indicated, as of March 6, 2023. Any future awards under the 2019 Plan are not presently determinable.

| Name and Position | Stock Options Granted under the Plan Since Inception | Restricted Stock Units Granted under the Plan Since Inception | Performance Share Units Granted under the Plan Since Inception |
|---|---|---|---|
| Charles L. Treadway<br>President, Chief Executive Officer<br>and Director | — | 814,300 | 1,096,000 |
| Kyle D. Lorentzen<br>Executive VP<br>and Chief Financial Officer | — | 283,300 | 471,800 |
| Markus R. Ogurek<br>Former Senior VP &<br>President, NICS | — | 180,300 | 88,400 |
| Justin C. Choi<br>Senior VP, Chief Legal<br>Officer and Secretary | — | 185,300 | 294,700 |
| John R. Carlson<br>Senior VP and Chief<br>Commercial Officer | — | 130,000 | 210,000 |
| All Current Executive Officers as a Group | 153,800 | 2,228,241 | 3,059,386 |
| All Non-Executive Directors as a Group | — | 685,417 | 390,100 |
| Each Associate of any such Directors or Executive Officers | — | — | — |
| All Employees as a Group (Including Officers who are not Executive Officers) | — | 22,365,918 | 3,341,912 |

> **The Board of Directors recommends a vote "FOR" Proposal No. 4, to approve additional shares under our 2019 Long-Term Incentive Plan.**

# AUDIT MATTERS

## PROPOSAL No. 5:

### RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed the firm of Ernst & Young LLP (EY), an independent registered public accounting firm, as our independent auditors for 2023. EY has been retained as our independent auditor since 2008. The Audit Committee has reviewed the qualifications and independence of EY, the lead audit partner and the audit team and determined that it is in the best interests of the Company and its investors to continue to retain EY as the Company's independent registered public accounting firm. The Board of Directors is asking the stockholders to ratify and approve this action.

Representatives of EY are expected to be present at the Annual Meeting and will be afforded the opportunity to make a statement and will be available to respond to appropriate questions that may come before the Annual Meeting.

Although such ratification is not required by law, the Board of Directors believes that stockholders should be given the opportunity to express their views on the subject. While not binding on the Audit Committee, the failure of the stockholders to ratify the appointment of EY as the Company's independent registered public accounting firm would be considered by the Audit Committee in determining whether to retain the services of EY.

### INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table shows the aggregate fees for professional services provided by EY and its affiliates for the years ended December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
|  | (in thousands) | |
| Audit Fees | $10,577 | $10,892 |
| Audit-Related Fees | 113 | 2,177 |
| Tax Fees | 695 | 598 |
| All Other Fees | — | — |
| TOTAL | $11,385 | $13,667 |

### Audit Fees

Audit fees consist of the fees and expenses for professional services rendered for the audit of the Company's annual consolidated financial statements, internal control audits, reviews of quarterly financial statements, statutory audits required internationally and related services. Audit fees also include fees and expenses for services associated with securities and debt offerings and filing registration statements with the Commission.

## Audit-Related Fees

Audit-related fees consist of the fees and expenses for attest and related services that are not required under securities laws, audits of certain benefit plans and affiliated entities, and other services pertaining to accounting and financial reporting matters. For 2021, these services also include accounting consultations and audits in connection with the planned separation of the Home business.

## Tax Fees

Tax fees consist of the fees and expenses for tax compliance, primarily the preparation of original and amended tax returns, assistance with tax audits and related services of $342,000 in 2022 and $436,000 in 2021, and tax advisory services of $353,000 in 2022 and $162,000 in 2021.

## All Other Fees

There were no other fees billed for professional services rendered by EY for 2022 or 2021.

## Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit services provided by the Company's independent registered public accounting firm prior to the engagement of the independent registered public accounting firm with respect to such services.

Under these policies and procedures, proposed services may be pre-approved on a periodic basis or individual engagements may be separately approved by the Audit Committee prior to the services being performed. In each case, the Audit Committee considers whether the provision of such services would impair the independent registered public accounting firm's independence. All audit services, audit-related services and tax services provided by EY and its affiliates for 2022 and 2021 were pre-approved by the Audit Committee.

> **The Board of Directors recommends a vote "FOR" Proposal No. 5, the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2023. Proxies will be voted "FOR" ratification, unless otherwise specified in the proxy.**

# AUDIT COMMITTEE REPORT

The Audit Committee operates pursuant to an Audit Committee Charter that is reviewed annually by the Audit Committee and updated as appropriate. The charter can be found on the Company's investor relations website at http://ir.commscope.com/corporate-governance.cfm.

During 2022, the Audit Committee consisted of the three directors named below, each of whom is independent within the meaning of the Securities and Exchange Commission (SEC) and applicable Nasdaq rules. The Audit Committee met four times during 2022 and met with both EY and the Company's internal auditors without management.

The Audit Committee assists the Board of Directors in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of CommScope, the audits of CommScope's consolidated financial statements and internal control over financial reporting, the qualifications and performance of the independent registered public accounting firm and the performance of CommScope's internal audit function. In carrying out its responsibilities, the Audit Committee, among other things, monitors preparation of quarterly and annual financial reports by the Company's management; supervises the relationship between the Company and its independent registered public accountants, including their appointment, compensation and retention; and oversees management's implementation and maintenance of effective systems of internal control over financial reporting and disclosure controls, including review of the Company's policies relating to legal and regulatory compliance, ethics and conflicts of interests, risk management and review of the Company's internal audit function.

The Audit Committee relies on the expertise and knowledge of management, the Company's internal audit function and the independent auditor in carrying out its oversight responsibilities. Management is responsible for the Company's financial statements and the financial reporting process, including the implementation and maintenance of effective internal control over financial reporting. Management is also responsible to the Audit Committee and the Board of Directors for assessing the integrity of the financial accounting and reporting control systems. The Company's independent registered public accounting firm, Ernst & Young LLP (EY), is responsible for auditing the Company's financial statements and the effectiveness of internal control over financial reporting and expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, as well as expressing an opinion on the effectiveness of internal control over financial reporting. EY has free access to the Audit Committee to discuss any matters they deem appropriate.

In order to assure continuing auditor independence and objectivity, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. The Audit Committee is also involved in the selection of the lead engagement partner in conjunction with the mandated regular rotation of the lead audit partner every five years or at an earlier date. In conjunction with the mandatory rotation of the lead audit partner for 2023, the selection process included a meeting between the Audit Committee and the lead audit partner candidate as well as discussions by the full committee with management.

In fulfilling its oversight responsibilities, the Audit Committee has: (i) reviewed and discussed the audited financial statements for the year ended December 31, 2022 with management and EY; (ii) reviewed and discussed management's maintenance of effective internal control over financial reporting; (iii) discussed with EY the matters required to be discussed by the auditors with the Audit Committee under the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC; (iv) reviewed the written disclosures and letters from EY as required by the rules of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence; and (v) discussed with EY their independence from the Company.

The Audit Committee determined that the provision of non-audit professional services rendered by EY in 2022, and disclosed elsewhere in this proxy statement, is compatible with maintaining their independence. The Audit Committee has also reviewed and pre-approved audit and non-audit related services for 2023.

The Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements for the year ended December 31, 2022 be included in the Company's Annual Report on Form 10-K for filing with the SEC. The Audit Committee also approved the selection of EY as CommScope's independent registered public accounting firm for 2023 and recommends that the stockholders ratify their appointment.

AUDIT COMMITTEE
Timothy T. Yates (Chair)
Thomas J. Manning
Derrick A. Roman

# STOCKHOLDER PROPOSALS FOR THE COMPANY'S 2024 ANNUAL MEETING

Stockholders who intend to present proposals at the 2024 Annual Meeting of Stockholders, or the "2024 Annual Meeting," and who wish to have such proposals included in the Proxy Statement for such meeting, must submit such proposals in writing by notice delivered or mailed by first-class United States mail, postage prepaid, to the Corporate Secretary, CommScope Holding Company, Inc., 1100 CommScope Place, SE, Hickory, North Carolina 28602, and such notice must be received no later than November 29, 2023. Such proposals must meet the requirements set forth in the rules and regulations of the Commission, as well as the informational requirements and the other requirements related to stockholder proposals set forth in the Company's Bylaws, in order to be eligible for inclusion in the Company's Proxy Statement for its 2024 Annual Meeting.

Stockholders who wish to nominate directors or introduce an item of business at an annual meeting, without including such matters in the Company's proxy statement, must comply with the informational requirements and the other requirements set forth in the Company's Bylaws. Nominations or an item of business to be introduced at the 2024 Annual Meeting must be submitted in writing and received by the Company no earlier than January 12, 2024 and no later than February 11, 2024 (i.e., no more than 120 days and no less than 90 days prior to May 11, 2024, the first anniversary of the Annual Meeting). A copy of the Company's Bylaws, which sets forth the informational requirements and other requirements, can be obtained from the Corporate Secretary of the Company.

# AVAILABLE INFORMATION

Our website (www.commscope.com) contains our Code of Conduct that applies to all our directors, executive officers and senior financial and accounting officers, our Code of Ethics and Business Conduct that applies to all our employees (including any subsequent amendments thereto or waivers therefrom), our Corporate Governance Guidelines and the charters of our Nominating and Corporate Governance, Audit and Compensation Committees, each of which can be downloaded free of charge.

Printed copies of our Code of Conduct, Code of Ethics and Business Conduct, Corporate Governance Guidelines and charters of our Nominating and Corporate Governance, Audit and Compensation Committees and any of our reports on Form 10-K, Form 10-Q and Form 8-K and all amendments to those reports, can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from our Investor Relations Department:

Investor Relations
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, North Carolina 28602
U.S.A.
Phone: (828) 324-2200
*E-mail: investor.relations@commscope.com*

# INCORPORATION BY REFERENCE

To the extent that this Proxy Statement is incorporated by reference into any other filings by CommScope under the Securities Act or the Exchange Act, the sections of this Proxy Statement entitled "Audit Committee Report" and "Compensation Committee Report" do not constitute soliciting material and should not be deemed filed with the Commission or incorporated by reference into any other filing under the Securities Act or the Exchange Act except to the extent that we specifically incorporate them by reference into such filing.

The information on our website, www.commscope.com, is not, and should not be deemed to be, a part of this Proxy Statement, or incorporated into any other filings we make with the Commission.

## APPENDIX A – RECONCILIATION OF GAAP FINANCIAL MEASURES TO NON-GAAP FINANCIAL MEASURES AND OTHER SUPPLEMENTAL FINANCIAL DATA

CommScope management believes that presenting net income (loss) excluding certain special items enhances an investor's understanding of the Company's financial performance when considered together with the GAAP financial measures. The Company's management further believes that these Non-GAAP financial measures are useful in assessing our operating performance from period to period by excluding certain items that we believe are not representative of our core business. In addition, the Company's management uses certain of these financial measures for business planning purposes and in measuring our performance relative to that of its competitors.

### Non-GAAP Adjusted EBITDA and Core Adjusted EBITDA

|  | Year Ended December 31, | |
|---|---:|---:|
|  | 2022 | 2021 |
| **Net loss, as reported** | $(1,286.9) | $ (462.6) |
| Income tax benefit, as reported | (13.1) | (71.9) |
| Interest income, as reported | (2.8) | (1.9) |
| Interest expense, as reported | 588.9 | 561.2 |
| Other expense, net, as reported | 0.1 | 23.8 |
| Operating income (loss), as reported | $ (713.8) | $ 48.6 |
| Adjustments: | | |
|     Amortization of purchased intangible assets | 543.0 | 613.0 |
|     Restructuring costs, net | 62.9 | 91.9 |
|     Equity-based compensation | 61.1 | 79.6 |
|     Asset impairments | 1,119.6 | 13.7 |
|     Transaction, transformation and integration costs | 38.2 | 90.3 |
|     Acquisition accounting adjustments | 7.3 | 11.5 |
|     Patent claims and litigation settlements | 28.5 | 31.7 |
|     Reserve of Russian accounts receivable | 2.7 | — |
|     Depreciation | 127.2 | 136.7 |
|       Total adjustments to operating income (loss) | 1,990.5 | 1,068.4 |
| **Non-GAAP Adjusted EBITDA** | **$ 1,276.7** | **$1,117.0** |
| Less: Home segment Adjusted EBITDA | 26.3 | 25.5 |
| **Core Adjusted EBITDA** | **$ 1,250.4** | **$1,091.5** |

### Aggregation of Core Net Sales

|  | Year Ended December 31, | |
|---|---:|---:|
|  | 2022 | 2021 |
| Net sales by segment | | |
|     CCS | $3,789.6 | $3,053.8 |
|     OWN | 1,467.9 | 1,417.1 |
|     NICS | 939.7 | 861.9 |
|     ANS | 1,327.5 | 1,404.6 |
|     **Core net sales** | **7,524.7** | **6,737.4** |
|     Home | 1,703.4 | 1,849.3 |
| **Consolidated net sales** | **$9,228.1** | **$8,586.7** |

## Aggregation of Core Adjusted EBITDA

| | Year ended December 31, 2022 | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | CCS | OWN | NICS | ANS | Core Segments | Home | Total |
| **Operating income (loss), as reported** | **$438.2** | **$189.0** | **$(51.2)** | **$(1,149.6)** | **$ (573.6)** | **$(140.2)** | **$ (713.8)** |
| Amortization of purchased intangible assets | 99.5 | 32.4 | 59.7 | 247.2 | 438.8 | 104.1 | 543.0 |
| Restructuring costs, net | 17.1 | 22.4 | 9.9 | 12.2 | 61.6 | 1.3 | 62.9 |
| Equity-based compensation | 14.9 | 7.1 | 13.5 | 15.8 | 51.3 | 9.9 | 61.1 |
| Asset impairments | — | — | — | 1,119.6 | 1,119.6 | — | 1,119.6 |
| Transaction, transformation and integration costs | 10.6 | 4.5 | 3.0 | 14.0 | 32.1 | 6.2 | 38.2 |
| Acquisition accounting adjustments | — | — | 2.0 | 3.3 | 5.3 | 1.7 | 7.3 |
| Patent claims and litigation settlements | 1.7 | — | — | — | 1.7 | 26.9 | 28.5 |
| Reserve of Russian accounts receivable | 2.7 | — | — | — | 2.7 | — | 2.7 |
| Depreciation | 58.8 | 14.3 | 15.0 | 22.5 | 110.6 | 16.6 | 127.2 |
| **Segment Adjusted EBITDA** | **$643.6** | **$269.7** | **$ 51.9** | **$ 285.2** | **$1,250.4** | **$ 26.3** | **$1,276.7** |
| **Segment Adjusted EBITDA % of sales** | **17.0%** | **18.4%** | **5.5%** | **21.5%** | **16.6%** | **1.5%** | **13.8%** |

| | Year ended December 31, 2021 | | | | | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | CCS | OWN | NICS | ANS | Core Segments | Home | Total |
| **Operating income (loss), as reported** | **$138.5** | **$197.3** | **$(143.5)** | **$ 71.2** | **$ 263.5** | **$(214.9)** | **$ 48.6** |
| Amortization of purchased intangible assets | 156.7 | 33.5 | 72.0 | 247.0 | 509.2 | 103.9 | 613.1 |
| Restructuring costs, net | 62.0 | 3.6 | 8.5 | 9.2 | 83.3 | 8.6 | 91.9 |
| Equity-based compensation | 19.5 | 8.4 | 17.4 | 20.9 | 66.3 | 13.4 | 79.6 |
| Asset impairments | — | — | — | — | — | 13.7 | 13.7 |
| Transaction, transformation and integration costs | 18.5 | 8.5 | 6.2 | 9.4 | 42.6 | 47.8 | 90.3 |
| Acquisition accounting adjustments | — | — | 4.6 | 4.8 | 9.4 | 1.9 | 11.5 |
| Patent claims and litigation settlements | — | — | 0.3 | 2.9 | 3.2 | 28.5 | 31.7 |
| Depreciation | 53.6 | 15.4 | 19.2 | 25.8 | 114.0 | 22.7 | 136.7 |
| **Segment Adjusted EBITDA** | **$448.9** | **$266.6** | **$ (15.3)** | **$391.1** | **$1,091.5** | **$ 25.5** | **$1,117.0** |
| **Segment Adjusted EBITDA % of sales** | **14.7%** | **18.8%** | **(1.8)%** | **27.8%** | **16.2%** | **1.4%** | **13.0%** |

Components may not sum to total due to rounding

**COMMSCOPE HOLDING COMPANY, INC.
AMENDED AND RESTATED
2019 LONG-TERM INCENTIVE PLAN**

## COMMSCOPE HOLDING COMPANY, INC.
## AMENDED AND RESTATED
## 2019 LONG-TERM INCENTIVE PLAN

**COMMSCOPE HOLDING COMPANY, INC.**
**AMENDED AND RESTATED**
**2019 LONG-TERM INCENTIVE PLAN**

**ARTICLE 1**
**PURPOSE**

1.1.    GENERAL. The purpose of the CommScope Holding Company, Inc. Amended and Restated 2019 Long-Term Incentive Plan (the "Plan") is to promote the success, and enhance the value, of CommScope Holding Company, Inc. (the "Company"), by linking the personal interests of employees, officers, directors and consultants of the Company or any Affiliate (as defined below) to those of Company stockholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of employees, officers, directors and consultants upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees, officers, directors and consultants of the Company and its Affiliates.

1.2    HISTORY. The Plan was originally adopted by the Board on May 8, 2019, and was approved by the stockholders of the Company on June 21, 2019. The Plan was amended and restated by the Board on February 19, 2020, and was approved by the stockholders of the Company on May 8, 2020. The Plan was further amended and restated by the Board on February 16, 2021, and was approved by the stockholders of the Company on May 7, 2021. The Plan was further amended and restated by the Board on February 16, 2022, and was approved by the stockholders of the Company on May 6, 2022. The Plan was further amended and restated by the Board on February 22, 2023, contingent on approval of the stockholders of the Company on May 11, 2023.

**ARTICLE 2**
**DEFINITIONS**

2.1.    DEFINITIONS. When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence, the word or phrase shall generally be given the meaning ascribed to it in this Section or in Section 1.1 unless a clearly different meaning is required by the context. The following words and phrases shall have the following meanings:

(a)    "Affiliate" means (i) any Subsidiary or Parent, or (ii) an entity that directly or through one or more intermediaries controls, is controlled by or is under common control with, the Company, as determined by the Committee.

(b)    "Award" means an award of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Deferred Stock Units, Performance Awards, Other Stock-Based Awards, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(c)    "Award Certificate" means a written document, in such form as the Committee prescribes from time to time, setting forth the terms and conditions of an Award. Award Certificates may be in the form of individual award agreements or certificates or a program document describing the terms and provisions of an Award or series of Awards under the Plan. The Committee may provide for the use of electronic, internet or other non-paper Award Certificates, and the use of electronic, internet or other non-paper means for the acceptance thereof and actions thereunder by a Participant.

(d)     "Beneficial Owner" shall have the meaning given such term in Rule 13d-3 of the General Rules and Regulations under the 1934 Act.

(e)     "Board" means the Board of Directors of the Company.

(f)     "Cause" as a reason for a Participant's termination of employment shall have the meaning assigned such term in the employment, consulting, severance or similar agreement, if any, between such Participant and the Company or an Affiliate; provided, however, that if there is no such employment, consulting, severance or similar agreement in which such term is defined, and unless otherwise defined in the applicable Award Certificate, "Cause" shall mean any of the following acts by the Participant, as determined by the Committee: (i) the commission of any act by the Participant constituting financial dishonesty against the Company or any of its Affiliates (which act would be chargeable as a crime under applicable law); (ii) the Participant's engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which would: (A) materially adversely affect the business or the reputation of the Company or any of its Affiliates with their respective then-current or prospective customers, suppliers, lenders and/or other third parties with whom such entity does or might do business; or (B) expose the Company or any of its Affiliates to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the willful and repeated failure by the Participant to follow the lawful directives of the Board or the Participant's supervisor; (iv) any material misconduct, material violation of the Company's written policies, or willful and deliberate non-performance of duty by the Participant in connection with the business affairs of the Company or any of its Affiliates; or (v) the Participant's material breach of any employment, severance, non-competition, non-solicitation, confidential information, or restrictive covenant agreement (including any Ownership of Work Product Acknowledgement), or similar agreement, with the Company or an Affiliate. The determination of the Committee as to the existence of "Cause" shall be conclusive on the Participant and the Company.

(g)     "Change in Control" means and includes the occurrence of any one of the following events:

(i)     during any consecutive 12-month period, individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of such Board, provided that any person becoming a director after the beginning of such 12-month period and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to the election or removal of directors ("Election Contest") or other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board ("Proxy Contest"), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director; or

(ii)     any Person becomes a Beneficial Owner, directly or indirectly, of either (A) 35% or more of the then-outstanding shares of common stock of the Company ("Company Common Stock") or (B) securities of the Company representing 35% or more of the combined voting power of the Company's then outstanding securities eligible to vote for the election of directors (the "Company Voting Securities"); provided, however, that for purposes of this subsection (ii), the following acquisitions of Company Common Stock or Company Voting Securities shall not constitute a Change in Control: (w) an acquisition directly from the Company, (x) an acquisition by the Company or a

Subsidiary, (y) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Subsidiary, or (z) an acquisition pursuant to a Non-Qualifying Transaction (as defined in subsection (iii) below); or

(iii)    the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company or a Subsidiary (a "Reorganization"), or the sale or other disposition of all or substantially all of the Company's assets (a "Sale") or the acquisition of assets or stock of another corporation or other entity (an "Acquisition"), unless immediately following such Reorganization, Sale or Acquisition: (A) all or substantially all of the individuals and entities who were the Beneficial Owners, respectively, of the outstanding Company Common Stock and outstanding Company Voting Securities immediately prior to such Reorganization, Sale or Acquisition beneficially own, directly or indirectly, more than 35% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Reorganization, Sale or Acquisition (including, without limitation, an entity which as a result of such transaction owns the Company or all or substantially all of the Company's assets or stock either directly or through one or more subsidiaries, the "Surviving Entity") in substantially the same proportions as their ownership, immediately prior to such Reorganization, Sale or Acquisition, of the outstanding Company Common Stock and the outstanding Company Voting Securities, as the case may be, and (B) no person (other than (x) the Company or any Subsidiary, (y) the Surviving Entity or its ultimate parent entity, or (z) any employee benefit plan (or related trust) sponsored or maintained by any of the foregoing) is the Beneficial Owner, directly or indirectly, of 35% or more of the total common stock or 35% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Surviving Entity, and (C) at least a majority of the members of the board of directors of the Surviving Entity were Incumbent Directors at the time of the Board's approval of the execution of the initial agreement providing for such Reorganization, Sale or Acquisition (any Reorganization, Sale or Acquisition which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a "Non-Qualifying Transaction"); or

(iv)    approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(h)    "Code" means the Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

(i)    "Committee" means the committee of the Board described in Article 4.

(j)    "Company" means CommScope Holding Company, Inc., a Delaware corporation, or any successor corporation.

(k)    "Continuous Service" means the absence of any interruption or termination of service as an employee, officer, consultant or director of the Company or any Affiliate, as applicable; provided, however, that for purposes of an Incentive Stock Option "Continuous Service" means the absence of any interruption or termination of service as an employee of the Company or any Parent or Subsidiary, as applicable, pursuant to applicable tax regulations. Continuous Service shall not be considered interrupted in the following cases: (i) a Participant

transfers employment between the Company and an Affiliate or between Affiliates, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a spin-off, sale or disposition of the Participant's employer from the Company or any Affiliate, or (iii) a Participant transfers from being an employee of the Company or an Affiliate to being a director of the Company or of an Affiliate, or vice versa, or (iv) in the discretion of the Committee, a Participant transfers from being an employee of the Company or an Affiliate to being a consultant to the Company or of an Affiliate, or vice versa, or (v) any leave of absence authorized in writing by the Company prior to its commencement; provided, however, that for purposes of Incentive Stock Options, no such leave may exceed 90 days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 91st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Whether military, government or other service or other leave of absence shall constitute a termination of Continuous Service shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive; provided, however, that for purposes of any Award that is subject to Code Section 409A, the determination of a leave of absence must comply with the requirements of a "bona fide leave of absence" as provided in Treas. Reg. **Section 1.409A-1(h)**.

(l)      "Deferred Stock Unit" means a right granted to a Participant under Article 9 to receive Shares (or the equivalent value in cash or other property if the Committee so provides) at a future time as determined by the Committee, or as determined by the Participant within guidelines established by the Committee in the case of voluntary deferral elections.

(m)      "Disability" of a Participant means that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months. If the determination of Disability relates to an Incentive Stock Option, Disability means Permanent and Total Disability as defined in Section 22(e)(3) of the Code. In the event of a dispute, the determination of whether a Participant is Disabled will be made by the Committee and may be supported by the advice of a physician competent in the area to which such Disability relates.

(n)      "Dividend Equivalent" means a right granted with respect to an Award pursuant to Article 11.

(o)      "Effective Date" has the meaning assigned such term in Section 3.1.

(p)      "Eligible Participant" means an employee, officer, consultant or director of the Company or any Affiliate.

(q)      "Exchange" means any national securities exchange on which the Stock may from time to time be listed or traded.

(r)      "Fair Market Value," on any date, means (i) if the Stock is listed on an Exchange, the closing sales price on the principal such Exchange on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Stock is not listed on an Exchange, the mean between the bid and offered prices as quoted by the applicable interdealer quotation system for such date, provided that if the Stock is not quoted on an interdealer quotation system or it is determined that the fair market value is not properly reflected by such quotations, Fair Market

Value will be determined by such other method as the Committee determines in good faith to be reasonable and in compliance with Code Section 409A.

(s) "Full-Value Award" means an Award other than in the form of an Option or SAR, and which is settled by the issuance of Stock (or at the discretion of the Committee, settled in cash valued by reference to Stock value).

(t) "Good Reason" (or a similar term denoting constructive termination) has the meaning, if any, assigned such term in the employment, consulting, severance or similar agreement, if any, between a Participant and the Company or an Affiliate; provided, however, that if there is no such employment, consulting, severance or similar agreement in which such term is defined, "Good Reason" shall have the meaning, if any, given such term in the applicable Award Certificate. If not defined in either such document, the term "Good Reason" as used herein shall not apply to a particular Award.

(u) "Grant Date" of an Award means the first date on which all necessary corporate action has been taken to approve the grant of the Award as provided in the Plan, or such later date as is determined and specified as part of that authorization process. Notice of the grant shall be provided to the grantee within a reasonable time after the Grant Date.

(v) "Incentive Stock Option" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

(w) "Independent Directors" means those members of the Board who qualify at any given time as an "independent" director under the applicable rules of each Exchange on which the Shares are listed, and as a "non-employee" director under Rule 16b-3 of the 1934 Act.

(x) "Non-Employee Director" means a director of the Company who is not a common law employee of the Company or an Affiliate.

(y) "Nonstatutory Stock Option" means an Option that is not an Incentive Stock Option.

(z) "Option" means a right granted to a Participant under Article 7 of the Plan to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Nonstatutory Stock Option.

(aa) "Other Stock-Based Award" means a right, granted to a Participant under Article 12 that relates to or is valued by reference to Stock or other Awards relating to Stock.

(bb) "Parent" means a corporation, limited liability company, partnership or other entity which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Company. Notwithstanding the above, with respect to an Incentive Stock Option, Parent shall have the meaning set forth in Section 424(e) of the Code.

(cc) "Participant" means an Eligible Participant who has been granted an Award under the Plan; provided that in the case of the death of a Participant, the term "Participant" refers to a beneficiary designated pursuant to Section 13.4 or the legal guardian or other legal representative acting in a fiduciary capacity on behalf of the Participant under applicable state law and court supervision.

(dd)　"Performance Award" means any award granted under the Plan pursuant to Article 10.

(ee)　"Person" means any individual, entity or group, within the meaning of Section 3(a)(9) of the 1934 Act and as used in Section 13(d)(3) or 14(d)(2) of the 1934 Act.

(ff)　"Plan" means the CommScope Holding Company, Inc. Amended and Restated 2019 Long-Term Incentive Plan, as amended from time to time.

(gg)　"Prior Plans" means the CommScope Holding Company, Inc. Amended and Restated 2013 Long-Term Incentive Plan and the ARRIS International plc 2016 Stock Incentive Plan.

(hh)　"Restricted Stock" means Stock granted to a Participant under Article 9 that is subject to certain restrictions and to risk of forfeiture.

(ii)　"Restricted Stock Unit" means the right granted to a Participant under Article 9 to receive shares of Stock (or the equivalent value in cash or other property if the Committee so provides) in the future, which right is subject to certain restrictions and to risk of forfeiture.

(jj)　"Shares" means shares of the Company's Stock. If there has been an adjustment or substitution with respect to the Shares (whether or not pursuant to Article 14), the term "Shares" shall also include any shares of stock or other securities that are substituted for Shares or into which Shares are adjusted.

(kk)　"Specified Employee" has the meaning given such term in Code Section 409A and the final regulations thereunder.

(ll)　"Stock" means the $0.01 par value common stock of the Company and such other securities of the Company as may be substituted for Stock pursuant to Article 15.

(mm)　"Stock Appreciation Right" or "SAR" means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a Share as of the date of exercise of the SAR over the base price of the SAR, all as determined pursuant to Article 8.

(nn)　"Subsidiary" means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company. Notwithstanding the above, with respect to an Incentive Stock Option, Subsidiary shall have the meaning set forth in Section 424(f) of the Code.

(oo)　"1933 Act" means the Securities Act of 1933, as amended from time to time.

(pp)　"1934 Act" means the Securities Exchange Act of 1934, as amended from time to time.

## ARTICLE 3
## EFFECTIVE TERM OF PLAN

3.1.　EFFECTIVE DATE. The Plan will become effective on the date that it is adopted by the Company's stockholders (the "Effective Date").

3.2.    TERM OF PLAN. Unless earlier terminated as provided herein, the Plan shall continue in effect until the tenth anniversary of the Effective Date or, if the stockholders approve an amendment to the Plan that increases the number of Shares subject to the Plan, the tenth anniversary of the date of such approval. The termination of the Plan on such date shall not affect the validity of any Award outstanding on the date of termination, which shall continue to be governed by the applicable terms and conditions of the Plan.

## ARTICLE 4
## ADMINISTRATION

4.1.    COMMITTEE. The Plan shall be administered by a Committee appointed by the Board (which Committee shall consist of at least two directors) or, at the discretion of the Board from time to time, the Plan may be administered by the Board. Any director appointed to serve on the Committee who is not an Independent Director shall abstain from participating in any decision to make or administer Awards that are made to Eligible Participants who at the time of consideration for such Award are persons subject to the short-swing profit rules of Section 16 of the 1934 Act. However, the mere fact that a Committee member shall fail to qualify as an Independent Director or shall fail to abstain from such action shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. Unless and until changed by the Board, the Compensation Committee of the Board is designated as the Committee to administer the Plan. The Board may reserve to itself any or all of the authority and responsibility of the Committee under the Plan or may act as administrator of the Plan for any and all purposes. To the extent the Board has reserved any authority and responsibility or during any time that the Board is acting as administrator of the Plan, it shall have all the powers and protections of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board. To the extent any action of the Board under the Plan conflicts with actions taken by the Committee, the actions of the Board shall control.

4.2.    ACTION AND INTERPRETATIONS BY THE COMMITTEE. For purposes of administering the Plan, the Committee may from time to time adopt rules, regulations, guidelines and procedures for carrying out the provisions and purposes of the Plan and make such other determinations, not inconsistent with the Plan, as the Committee may deem appropriate. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it deems necessary to carry out the intent of the Plan. The Committee's interpretation of the Plan, any Awards granted under the Plan, any Award Certificate and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties and shall be given the maximum deference permitted by applicable law. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Affiliate, the Company's or an Affiliate's independent certified public accountants, Company counsel or any executive compensation consultant or other professional retained by the Company or the Committee to assist in the administration of the Plan. No member of the Committee will be liable for any good faith determination, act or omission in connection with the Plan or any Award.

4.3.    AUTHORITY OF COMMITTEE. Except as provided in Section 4.1 hereof, the Committee has the exclusive power, authority and discretion to:

(a)    grant Awards;

(b)    designate Participants;

(c)    determine the type or types of Awards to be granted to each Participant;

(d)     determine the number of Awards to be granted and the number of Shares or dollar amount to which an Award will relate;

(e)     determine the terms and conditions of any Award granted under the Plan;

(f)     prescribe the form of each Award Certificate, which need not be identical for each Participant;

(g)     decide all other matters that must be determined in connection with an Award;

(h)     establish, adopt or revise any rules, regulations, guidelines or procedures as it may deem necessary or advisable to administer the Plan;

(i)     make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan;

(j)     amend the Plan or any Award Certificate as provided herein; and

(k)     adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of the United States or any non-U.S. jurisdictions in which the Company or any Affiliate may operate, in order to assure the viability of the benefits of Awards granted to participants located in the United States or such other jurisdictions and to further the objectives of the Plan.

Notwithstanding any of the foregoing, grants of Awards to Non-Employee Directors hereunder shall (i) be subject to the applicable award limits set forth in Sections 5.1 and 5.4 hereof, and (ii) be made only in accordance with the terms, conditions and parameters of a plan, program or policy for the compensation of Non-Employee Directors as in effect from time to time that is approved and administered by the Board or the Committee. The Committee may not make other discretionary grants hereunder to Non-Employee Directors.

4.4.     DELEGATION. The Committee may delegate to one or more of its members or to one or more officers of the Company or an Affiliate or to one or more agents or advisors such administrative duties or powers as it may deem advisable, and the Committee or any individuals to whom it has delegated duties or powers as aforesaid may employ one or more individuals to render advice with respect to any responsibility the Committee or such individuals may have under this Plan. In addition, the Committee may, by resolution, expressly delegate to one or more of its members or to one or more officers of the Company, the authority, within specified parameters as to the number and terms of Awards, to (i) designate officers and/or employees of the Company or any of its Affiliates to be recipients of Awards under the Plan, and (ii) to determine the number of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities may not be made with respect to the grant of Awards to eligible participants who are subject to Section 16(a) of the 1934 Act at the Grant Date. The acts of such delegates shall be treated hereunder as acts of the Committee and such delegates shall report regularly to the Committee regarding the delegated duties and responsibilities and any Awards so granted.

4.5.     INDEMNIFICATION. Each person who is or shall have been a member of the Committee, or of the Board, or an officer of the Company to whom authority was delegated in accordance with this Article 4, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under

the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability, or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Amended and Restated Certificate of Incorporation, as amended from time to time, or Amended and Restated Bylaws, as amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

## ARTICLE 5
## SHARES SUBJECT TO THE PLAN

5.1.     NUMBER OF SHARES. Subject to adjustment as provided in Sections 5.2 and Section 14.1, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be 32.5 million, plus a number of Shares (not to exceed 17.4 million) underlying awards outstanding as of June 21, 2019 under the Prior Plans that thereafter terminate or expire unexercised or are cancelled, forfeited or lapse for any reason. The maximum number of Shares that may be issued upon exercise of Incentive Stock Options granted under the Plan shall be 32.5 million. From and after June 21, 2019, no further awards shall be granted under the Prior Plans and the Prior Plans shall remain in effect only so long as awards granted thereunder shall remain outstanding.

5.2.     SHARE COUNTING. Shares covered by an Award shall be subtracted from the Plan share reserve as of the Grant Date, but shall be added back to the Plan share reserve in accordance with this Section 5.2.

(a)     To the extent that all or a portion of an Award is canceled, terminates, expires, is forfeited or lapses for any reason, including by reason of failure to meet time-based and/or performance-based vesting requirements, any unissued or forfeited Shares originally subject to the Award will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(b)     Shares subject to Awards settled in cash will be added back to the Plan share reserve and again be available for issuance pursuant to Awards granted under the Plan.

(c)     The full number of Shares subject to an Option shall count against the number of Shares remaining available for issuance pursuant to Awards made under the Plan, even if the exercise price of an Option is satisfied through net-settlement or by delivering Shares to the Company (by either actual delivery or attestation).

(d)     The full number of Shares subject to a SAR that is settled in Shares shall count against the number of Shares remaining available for issuance pursuant to Awards made under the Plan (rather than the net number of Shares actually delivered upon exercise).

(e)     Shares withheld from an Award to satisfy tax withholding requirements shall count against the number of Shares remaining available for issuance pursuant to Awards granted under the Plan, and Shares delivered by a participant to satisfy tax withholding requirements shall not be added to the Plan share reserve.

(f)     Shares repurchased by the Company on the open market with the proceeds of an Option exercise shall not be added to the Plan share reserve.

(g)     Substitute Awards granted pursuant to Section 13.11 of the Plan shall not count against the Shares otherwise available for issuance under the Plan under Section 5.1.

(h)     Subject to applicable Exchange requirements, shares available under a stockholder-approved plan of a company acquired by the Company (as appropriately adjusted to Shares to reflect the transaction) may be issued under the Plan pursuant to Awards granted to individuals who were not employees of the Company or its Affiliates immediately before such transaction and will not count against the maximum share limitation specified in Section 5.1.

5.3.     STOCK DISTRIBUTED. Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4.     LIMITATION ON AWARDS. Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 14):

(a)     Options. The maximum number of Options granted under the Plan in any calendar year to any one Participant shall be for 4,000,000 Shares.

(b)     SARs. The maximum number of Stock Appreciation Rights granted under the Plan in any calendar year to any one Participant shall be with respect to 4,000,000 Shares.

(c)     Restricted Stock and Stock Units. The maximum number of Shares of Restricted Stock, or Shares underlying Restricted Stock Units or Deferred Stock Units, other than Performance Awards, granted under the Plan in any calendar year to any one Participant (in the aggregate) shall be for 4,000,000 Shares.

(d)     Performance Awards. With respect to any one calendar year (i) the maximum amount that may be paid to any one Participant for Performance Awards payable in cash or property other than Shares shall be $10,000,000 and (ii) the maximum number of Shares that may be paid to any one Participant for Performance Awards payable in Stock shall be 4,000,000 Shares. For purposes of applying these limits in the case of multi-year performance periods, the amount of cash or property or number of Shares deemed paid with respect to any one calendar year is the total amount payable or Shares earned for the performance period divided by the number of calendar year periods in the performance period.

(e)     Awards to Non-Employee Directors. With respect to any one calendar year, the aggregate compensation that may be granted to any non-employee director, including all meeting fees, cash retainers and retainers granted in the form of Awards, shall not exceed $750,000, including in the case of a non-employee Chairman of the Board or Lead Director. For purposes of such limit, the value of Awards will be determined based on the aggregate Grant Date fair value of all awards issued to the director in such year (computed in accordance with applicable financial accounting rules).

## ARTICLE 6
## ELIGIBILITY

6.1.     GENERAL. Awards may be granted only to Eligible Participants. Incentive Stock Options may be granted only to Eligible Participants who are employees of the Company or a Parent or Subsidiary as defined in Section 424(e) and (f) of the Code. Eligible Participants who are service providers to an Affiliate may be granted Options or SARs under this Plan only if the Affiliate qualifies as an "eligible issuer of service recipient stock" within the meaning of Treas. Reg. Section 1.409A-1(b)(5)(iii)(E) of the final regulations under Code Section 409A.

# ARTICLE 7
## STOCK OPTIONS

7.1.     GENERAL. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)     EXERCISE PRICE. The exercise price per Share under an Option shall be determined by the Committee, provided that the exercise price for any Option (other than an Option issued as a substitute Award pursuant to Section 13.11) shall not be less than the Fair Market Value as of the Grant Date.

(b)     PROHIBITION ON REPRICING. Except as otherwise provided in Article 14, without the prior approval of stockholders of the Company: (i) the exercise price of an Option may not be reduced, directly or indirectly, (ii) an Option may not be cancelled or surrendered in exchange for Options, SARs or other Awards with an exercise or base price that is less than the exercise price of the original Option, (iii) an Option may not be cancelled or surrendered in exchange for other Awards if the current Fair Market Value of the Shares underlying the Option is lower than the exercise price per share of the Option, and (iv) an Option may not be cancelled or surrendered for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option is lower than the exercise price per share of the Option.

(c)     TIME AND CONDITIONS OF EXERCISE. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 13.6. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised or vested.

(d)     PAYMENT. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, and the methods by which Shares shall be delivered or deemed to be delivered to Participants. As determined by the Committee at or after the Grant Date, payment of the exercise price of an Option may be made, in whole or in part, in the form of (i) cash or cash equivalents, (ii) delivery (by either actual delivery or attestation) of previously-acquired Shares based on the Fair Market Value of the Shares on the date the Option is exercised, (iii) withholding of Shares from the Option based on the Fair Market Value of the Shares on the date the Option is exercised, (iv) broker-assisted market sales, or (iv) any other "cashless exercise" arrangement.

(e)     EXERCISE TERM. Except for Nonstatutory Options granted to Participants outside the United States, no Option granted under the Plan shall be exercisable for more than ten years from the Grant Date.

(f)     NO DEFERRAL FEATURE. No Option shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the exercise or disposition of the Option.

(g)     NO DIVIDEND EQUIVALENTS. No Option shall provide for Dividend Equivalents.

7.2.     INCENTIVE STOCK OPTIONS. The terms of any Incentive Stock Options granted under the Plan must comply with the requirements of Section 422 of the Code. Without limiting the foregoing, any Incentive Stock Option granted to a Participant who at the Grant Date owns more than 10% of the voting power of all classes of shares of the Company must have an exercise price per Share of not less than 110% of the Fair Market Value per Share on the Grant Date and an Option term of not more than five years. If all of the requirements of Section 422 of the Code (including the above) are not met, the Option shall automatically become a Nonstatutory Stock Option.

## ARTICLE 8
## STOCK APPRECIATION RIGHTS

8.1.    GRANT OF STOCK APPRECIATION RIGHTS. The Committee is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(a)    RIGHT TO PAYMENT. Upon the exercise of a SAR, the Participant has the right to receive, for each Share with respect to which the SAR is being exercised, the excess, if any, of:

(1)    The Fair Market Value of one Share on the date of exercise; over

(2)    The base price of the SAR as determined by the Committee and set forth in the Award Certificate, which shall not be less than the Fair Market Value of one Share on the Grant Date.

(b)    PROHIBITION ON REPRICING. Except as otherwise provided in Article 14, without the prior approval of stockholders of the Company: (i) the base price of a SAR may not be reduced, directly or indirectly, (ii) a SAR may not be cancelled or surrendered in exchange for Options, SARs or other Awards with an exercise or base price that is less than the base price of the original SAR, (iii) a SAR may not be cancelled or surrendered in exchange for other Awards if the current Fair Market Value of the Shares underlying the SAR is lower than the base price per share of the SAR, and (iv) a SAR may not be cancelled or surrendered for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the SAR is lower than the base price per share of the SAR.

(c)    TIME AND CONDITIONS OF EXERCISE. The Committee shall determine the time or times at which a SAR may be exercised in whole or in part, subject to Section 13.6. Except for SARs granted to Participants outside the United States, no SAR shall be exercisable for more than ten years from the Grant Date.

(d)    NO DEFERRAL FEATURE. No SAR shall provide for any feature for the deferral of compensation other than the deferral of recognition of income until the exercise or disposition of the SAR.

(e)    NO DIVIDEND EQUIVALENTS. No SAR shall provide for Dividend Equivalents.

## ARTICLE 9
## RESTRICTED STOCK AND STOCK UNITS

9.1.    GRANT OF RESTRICTED STOCK AND STOCK UNITS . The Committee is authorized to make Awards of Restricted Stock, Restricted Stock Units or Deferred Stock Units to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. An Award of Restricted Stock, Restricted Stock Units or Deferred Stock Units shall be evidenced by an Award Certificate setting forth the terms, conditions, and restrictions applicable to the Award.

9.2.    ISSUANCE AND RESTRICTIONS. Restricted Stock, Restricted Stock Units or Deferred Stock Units shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, for example, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter, subject to Section 13.6. Except as otherwise provided in an Award Certificate or any special

Plan document governing an Award, a Participant shall have none of the rights of a stockholder with respect to Restricted Stock Units or Deferred Stock Units until such time as Shares of Stock are paid in settlement of such Awards.

9.3    DIVIDENDS ON RESTRICTED STOCK. In the case of Restricted Stock, the Committee may provide that ordinary cash dividends declared on the Shares before they are vested (i) will be forfeited, (ii) will be deemed to have been reinvested in additional Shares or otherwise reinvested (subject to Share availability under Section 5.1 hereof) and subject to the same vesting provisions as provided for the host Award, or (iii) will be credited by the Company to an account for the Participant and accumulated without interest until the date on which the host Award becomes vested, and any dividends accrued with respect to forfeited Restricted Stock will be reconveyed to the Company without further consideration or any act or action by the Participant. In no event shall dividends be paid or distributed until the vesting restrictions of the underlying Award lapse.

9.4.    FORFEITURE. Subject to the terms of the Award Certificate and except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of Continuous Service during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock or Restricted Stock Units that are at that time subject to restrictions shall be forfeited.

9.5.    DELIVERY OF RESTRICTED STOCK. Shares of Restricted Stock shall be delivered to the Participant at the Grant Date either by book-entry registration or by delivering to the Participant, or a custodian or escrow agent (including, without limitation, the Company or one or more of its employees) designated by the Committee, a stock certificate or certificates registered in the name of the Participant. If physical certificates representing shares of Restricted Stock are registered in the name of the Participant, such certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

## ARTICLE 10
## PERFORMANCE AWARDS

10.1.    GRANT OF PERFORMANCE AWARDS. The Committee is authorized to grant any Award under this Plan, including cash-based Awards, with performance-based vesting criteria, on such terms and conditions as may be selected by the Committee. Any such Awards with performance-based vesting criteria are referred to herein as Performance Awards. The Committee shall have the complete discretion to determine the number of Performance Awards granted to each Participant and to designate the provisions of such Performance Awards as provided in Section 4.3. Any Dividend Equivalents granted with respect to a Performance Award shall be subject to Section 11.1.

10.2.    PERFORMANCE GOALS. The Committee may establish performance goals for Performance Awards which may be based on any criteria selected by the Committee. Such performance goals may be described in terms of Company-wide objectives or in terms of objectives that relate to the performance of the Participant, an Affiliate or a division, region, department or function within the Company or an Affiliate. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or an Affiliate conducts its business, or other events or circumstances render performance goals to be unsuitable, the Committee may modify such performance goals in whole or in part, as the Committee deems appropriate. If a Participant is promoted, demoted or transferred to a different business unit or function during a performance period, the Committee may determine that the performance goals or performance period are no longer appropriate and may (i) adjust, change or eliminate the performance goals or the applicable performance period as it deems appropriate to make such goals and period comparable to the initial goals and period, or (ii) make a cash payment to the participant in an amount determined by the Committee.

## ARTICLE 11
## DIVIDEND EQUIVALENTS

11.1. <u>GRANT OF DIVIDEND EQUIVALENTS</u>. The Committee is authorized to grant Dividend Equivalents with respect to Full-Value Awards granted hereunder, subject to such terms and conditions as may be selected by the Committee. Dividend Equivalents shall entitle the Participant to receive payments equal to ordinary cash dividends with respect to all or a portion of the number of Shares subject to a Full-Value Award, as determined by the Committee. The Committee may provide that Dividend Equivalents (i) will be deemed to have been reinvested in additional Shares or otherwise reinvested (subject to Share availability under Section 5.1 hereof) and subject to the same vesting provisions as provided for the host Award, or (ii) will be credited by the Company to an account for the Participant and accumulated without interest until the date on which the host Award becomes vested, and, in either case, any Dividend Equivalents accrued with respect to forfeited Awards will be reconveyed to the Company without further consideration or any act or action by the Participant. In no event shall dividends be paid or distributed until the vesting restrictions of the underlying Award lapse.

## ARTICLE 12
## STOCK OR OTHER STOCK-BASED AWARDS

12.1. <u>GRANT OF STOCK OR OTHER STOCK-BASED AWARDS</u>. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation (but subject to Section 13.6) Shares awarded purely as a "bonus" and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, and Awards valued by reference to book value per Share (or net asset value per Share) or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards. Any Dividend Equivalents granted with respect to an Award under this Section 12.1 shall be subject to Section 11.1.

## ARTICLE 13
## PROVISIONS APPLICABLE TO AWARDS

13.1. <u>AWARD CERTIFICATES</u>. Each Award shall be evidenced by an Award Certificate. Each Award Certificate shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

13.2. <u>FORM OF PAYMENT FOR AWARDS</u>. At the discretion of the Committee, payment of Awards may be made in cash, Stock, a combination of cash and Stock, or any other form of property as the Committee shall determine. In addition, payment of Awards may include such terms, conditions, restrictions and/or limitations, if any, as the Committee deems appropriate, including, in the case of Awards paid in the form of Stock, restrictions on transfer and forfeiture provisions. Further, payment of Awards may be made in the form of a lump sum, or in installments, as determined by the Committee.

13.3. <u>LIMITS ON TRANSFER</u>. No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or an Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or an Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution; <u>provided</u>, <u>however</u>, that the Committee may (but need not) permit other transfers (other than transfers for value) where the Committee concludes that such transferability (i) does not result in accelerated taxation, (ii) does not cause

any Option intended to be an Incentive Stock Option to fail to be described in Code Section 422(b), and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including without limitation, state or federal tax or securities laws applicable to transferable Awards.

13.4. BENEFICIARIES. Notwithstanding Section 13.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Certificate applicable to the Participant, except to the extent the Plan and Award Certificate otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, any payment due to the Participant shall be made to the Participant's estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant, in the manner provided by the Company, at any time provided the change or revocation is filed with the Company.

13.5. STOCK TRADING RESTRICTIONS. All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any Exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

13.6 MINIMUM VESTING REQUIREMENTS. Notwithstanding any other provision of the Plan to the contrary, equity-based Awards granted under the Plan shall vest no earlier than the first anniversary of the date the Award is granted; provided, that the following Awards shall not be subject to the foregoing minimum vesting requirement: any (i) substitute Awards granted pursuant to Section 13.11, (ii) Shares delivered in lieu of fully-vested cash Awards, (iii) Awards to Non-Employee Directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of stockholders which is approximately one year after the immediately preceding year's annual meeting, and (iv) any additional Awards the Committee may grant, up to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 5.1 (subject to adjustment under Section 14.1); and, provided, further, that the foregoing restriction does not apply to accelerated exercisability or vesting of any Award in cases of death, Disability or a Change in Control.

13.7. ACCELERATION UPON DEATH OR DISABILITY. Except as otherwise provided in the Award Certificate or any special Plan document governing an Award, upon the termination of a person's Continuous Service by reason of death or Disability:

(i) each of that Participant's outstanding Options and SARs, or the portions of such outstanding Options and SARs, as applicable, that are solely subject to time-based vesting requirements shall become vested and fully exercisable as of the date of termination;

(ii) each of that Participant's other outstanding Awards, or the portions of such other outstanding Awards, as applicable, that are solely subject to time-based vesting restrictions shall become vested, and such restrictions shall lapse as of the date of termination; and

(iii) each of that Participant's outstanding Options, SARs and other Awards, or the portions of such outstanding Options, SARs and other Awards, as applicable, that are solely subject to performance-vesting requirements or restrictions (the "Performance-Vesting Awards") shall be prorated by multiplying the number of shares or units underlying such Performance-Vesting Award by a fraction, the numerator of which is the number of days elapsed from the commencement of the applicable performance period through the date of

termination, and the denominator of which is the number of days in such performance period (each a "Prorated Portion"). The Prorated Portion shall not expire on account of the Participant's termination and shall remain eligible to vest based upon actual performance over the applicable performance period, as provided in the Award Certificate or other special Plan document governing the Award. The remainder of each Performance-Vesting Award (the non-Prorated Portion) shall be forfeited and canceled as of the date of termination.

To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

13.8.    EFFECT OF A CHANGE IN CONTROL. The provisions of this Section 13.8 shall apply in the case of a Change in Control, unless otherwise provided in the Award Certificate or any special Plan document or separate agreement with a Participant governing an Award.

(a)    Awards Assumed or Substituted by Surviving Entity. With respect to Awards assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with a Change in Control: if within two years after the effective date of the Change in Control, a Participant's employment is terminated without Cause or the Participant resigns for Good Reason, then (i) all of that Participant's outstanding Options, SARs and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) all time-based vesting restrictions on his or her outstanding Awards shall lapse, and (iii) the payout level under all of that Participant's performance-based Awards that were outstanding immediately prior to effective time of the Change in Control shall be determined and deemed to have been earned as of the date of termination based upon (A) an assumed achievement of all relevant performance goals at the "target" level if the date of termination occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target (measured as of the end of the calendar quarter immediately preceding the date of termination), if the date of termination occurs during the second half of the applicable performance period, and, in either such case, there shall be a prorata payout to such Participant within sixty (60) days following the date of termination of employment (unless a later date is required by Section 17.3 hereof), based upon the length of time within the performance period that has elapsed prior to the date of termination of employment. With regard to each Award, a Participant shall not be considered to have resigned for Good Reason unless either (i) the Award Certificate includes such provision or (ii) the Participant is party to an employment, severance or similar agreement with the Company or an Affiliate that includes provisions in which the Participant is permitted to resign for Good Reason. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Certificate. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

(b)    Awards not Assumed or Substituted by Surviving Entity. Upon the occurrence of a Change in Control, and except with respect to any Awards assumed by the Surviving Entity or otherwise equitably converted or substituted in connection with the Change in Control in a manner approved by the Committee or the Board: (i) outstanding Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully exercisable, (ii) time-based vesting restrictions on outstanding Awards shall lapse, and (iii) the target payout opportunities attainable under outstanding performance-based Awards shall be deemed to have been fully earned as of the effective date of the Change in Control based upon (A) an assumed achievement of all relevant performance goals at the "target" level if the Change in Control occurs during the first half of the applicable performance period, or (B) the actual level of achievement of all relevant performance goals against target measured as of the date of the Change in Control, if the Change in Control occurs during the second half of the applicable

performance period, and, in either such case, subject to Section 16.3, there shall be a prorata payout to Participants within sixty (60) days following the Change in Control (unless a later date is required by Section 16.3 hereof), based upon the length of time within the performance period that has elapsed prior to the Change in Control. Any Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Certificate. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Code Section 422(d), the excess Options shall be deemed to be Nonstatutory Stock Options.

13.9.    DISCRETION TO ACCELERATE AWARDS. Regardless of whether an event has occurred as described in Section 13.7 or 13.8 above, but subject to Section 13.6, the Committee may in its sole discretion at any time determine that all or a portion of a Participant's Options, SARs, and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, that all or a part of the time-based vesting restrictions on all or a portion of the outstanding Awards shall lapse, and/or that any performance-based criteria with respect to any Awards shall be deemed to be wholly or partially satisfied, in each case, as of such date as the Committee may, in its sole discretion, declare. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 13.9.

13.10.    FORFEITURE EVENTS. Awards under the Plan shall be subject to any compensation recoupment policy that the Company may adopt from time to time that is applicable by its terms to the Participant. In addition, the Committee may specify in an Award Certificate that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events may include, but shall not be limited to, (i) termination of employment for cause, (ii) violation of material Company or Affiliate policies, (iii) breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant, (iv) other conduct by the Participant that is detrimental to the business or reputation of the Company or any Affiliate, or (v) a later determination that the vesting of, or amount realized from, a Performance Award was based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria, whether or not the Participant caused or contributed to such material inaccuracy. Nothing contained herein or in any Award Certificate prohibits the Participant from: (1) reporting possible violations of federal law or regulations, including any possible securities laws violations, to any governmental agency or entity; (2) making any other disclosures that are protected under the whistleblower provisions of federal law or regulations; or (3) otherwise fully participating in any federal whistleblower programs, including but not limited to any such programs managed by the U.S. Securities and Exchange.

13.11.    SUBSTITUTE AWARDS. The Committee may grant Awards under the Plan in substitution for stock and stock-based awards held by employees of another entity who become employees of the Company or an Affiliate as a result of a merger or consolidation of the former employing entity with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the former employing corporation. The Committee may direct that the substitute awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

## ARTICLE 14
## CHANGES IN CAPITAL STRUCTURE

14.1.    MANDATORY ADJUSTMENTS. In the event of a nonreciprocal transaction between the Company and its stockholders that causes the per-share value of the Stock to change (including, without limitation, any stock dividend, stock split, spin-off, rights offering, or large nonrecurring cash

dividend), the authorization limits under Section 5.1 and Section 5.4 shall be adjusted proportionately, and the Committee shall make such adjustments to the Plan and Awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. Action by the Committee may include: (i) adjustment of the number and kind of shares that may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award; and (iv) any other adjustments that the Committee determines to be equitable. **Notwithstanding the foregoing, the Committee shall not make any adjustments to outstanding Options or SARs that would constitute a modification or substitution of the stock right under Treas. Reg. Section 1.409A-1(b)(5)(v) that would be treated as the grant of a new stock right or change in the form of payment for purposes of Code Section 409A.** Without limiting the foregoing, in the event of a subdivision of the outstanding Stock (stock-split), a declaration of a dividend payable in Shares, or a combination or consolidation of the outstanding Stock into a lesser number of Shares, the authorization limits under Section 5.1 and Section 5.4 shall automatically be adjusted proportionately, and the Shares then subject to each Award shall automatically, without the necessity for any additional action by the Committee, be adjusted proportionately without any change in the aggregate purchase price therefor.

14.2     DISCRETIONARY ADJUSTMENTS. Upon the occurrence or in anticipation of any corporate event or transaction involving the Company (including, without limitation, any merger, reorganization, recapitalization, combination or exchange of shares, or any transaction described in Section 14.1), the Committee may, in its sole discretion, provide (i) that Awards will be settled in cash rather than Stock, (ii) that Awards will become immediately vested and non-forfeitable and exercisable (in whole or in part) and will expire after a designated period of time to the extent not then exercised, (iii) that Awards will be assumed by another party to a transaction or otherwise be equitably converted or substituted in connection with such transaction, (iv) that outstanding Awards may be settled by payment in cash or cash equivalents equal to the excess of the fair market value of the underlying Stock, as of a specified date associated with the transaction (or the per-shares transaction price), over the exercise or base price of the Award, (v) that performance targets and performance periods for Performance Awards will be modified, or (vi) any combination of the foregoing. The Committee's determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated.

14.3     GENERAL. Any discretionary adjustments made pursuant to this Article 14 shall be subject to the provisions of Section 14.2. To the extent that any adjustments made pursuant to this Article 14 cause Incentive Stock Options to cease to qualify as Incentive Stock Options, such Options shall be deemed to be Nonstatutory Stock Options.

## ARTICLE 15
## AMENDMENT, MODIFICATION AND TERMINATION

15.1.     AMENDMENT, MODIFICATION AND TERMINATION. The Board or the Committee may, at any time and from time to time, amend, modify or terminate the Plan without stockholder approval; provided, however, that if an amendment to the Plan would, in the reasonable opinion of the Board or the Committee, either (i) materially increase the number of Shares available under the Plan (other than pursuant to Article 14), (ii) expand the types of awards under the Plan, (iii) materially expand the class of participants eligible to participate in the Plan, (iv) materially extend the term of the Plan, or (v) otherwise constitute a material change requiring stockholder approval under applicable laws, policies or regulations or the applicable listing or other requirements of an Exchange, then such amendment shall be subject to stockholder approval; and provided, further, that the Board or Committee may condition any other amendment or modification on the approval of stockholders of the Company for any reason, including by reason of such approval being necessary or deemed advisable

(i) to comply with the listing or other requirements of an Exchange, or (ii) to satisfy any other tax, securities or other applicable laws, policies or regulations. Except as otherwise provided in Section 14.1, without the prior approval of the stockholders of the Company, the Plan may not be amended to permit: (i) the exercise price or base price of an Option or SAR to be reduced, directly or indirectly, (ii) an Option or SAR to be cancelled in exchange for cash, other Awards, or Options or SARs with an exercise or base price that is less than the exercise price or base price of the original Option or SAR, or otherwise, or (iii) the Company to repurchase an Option or SAR for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option or SAR is lower than the exercise price or base price per share of the Option or SAR.

15.2.    AWARDS PREVIOUSLY GRANTED. At any time and from time to time, the Committee may amend, modify or terminate any outstanding Award without approval of the Participant; provided, however:

(a)    Subject to the terms of the applicable Award Certificate, such amendment, modification or termination shall not, without the Participant's consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment or termination (with the per-share value of an Option or SAR for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment or termination over the exercise or base price of such Award);

(b)    Except as otherwise provided in Article 14, without the prior approval of the stockholders of the Company: (i) the exercise price or base price of an Option or SAR may not be reduced, directly or indirectly, (ii) an Option or SAR may not be cancelled in exchange for Options, SARs or other Awards with an exercise or base price that is less than the exercise price or base price of the original Option or SAR, or otherwise, and (iii) the Company may not repurchase an Option or SAR for value (in cash or otherwise) from a Participant if the current Fair Market Value of the Shares underlying the Option or SAR is lower than the exercise price or base price per share of the Option or SAR; and

(c)    No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant affected thereby. An outstanding Award shall not be deemed to be "adversely affected" by a Plan amendment if such amendment would not reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled on the date of such amendment (with the per-share value of an Option or SAR for this purpose being calculated as the excess, if any, of the Fair Market Value as of the date of such amendment over the exercise or base price of such Award).

15.3.    COMPLIANCE AMENDMENTS. Notwithstanding anything in the Plan or in any Award Certificate to the contrary, the Board may amend the Plan or an Award Certificate, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or Award Certificate to any present or future law relating to plans of this or similar nature (including, but not limited to, Section 409A of the Code), and to the administrative regulations and rulings promulgated thereunder. By accepting an Award under this Plan, a Participant agrees to any amendment made pursuant to this Section 15.3 to any Award granted under the Plan without further consideration or action.

## ARTICLE 16
## GENERAL PROVISIONS

16.1.      RIGHTS OF PARTICIPANTS.

(a)      No Participant or any Eligible Participant shall have any claim to be granted any Award under the Plan. Neither the Company, its Affiliates nor the Committee is obligated to treat Participants or Eligible Participants uniformly, and determinations made under the Plan may be made by the Committee selectively among Eligible Participants who receive, or are eligible to receive, Awards (whether or not such Eligible Participants are similarly situated).

(b)      Nothing in the Plan, any Award Certificate or any other document or statement made with respect to the Plan, shall interfere with or limit in any way the right of the Company or any Affiliate to terminate any Participant's employment or status as an officer, or any Participant's service as a director, at any time, nor confer upon any Participant any right to continue as an employee, officer, or director of the Company or any Affiliate, whether for the duration of a Participant's Award or otherwise.

(c)      Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company or any Affiliate and, accordingly, subject to Article 15, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company or any of its Affiliates.

(d)      No Award gives a Participant any of the rights of a stockholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

16.2.      WITHHOLDING. The Company or any Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company or such Affiliate, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any exercise, lapse of restriction or other taxable event arising as a result of the Plan. The obligations of the Company under the Plan will be conditioned on such payment or arrangements, and the Company or such Affiliate will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Participant. Unless otherwise determined by the Committee at the time the Award is granted or thereafter, any such withholding requirement may be satisfied, in whole or in part, by withholding from the Award Shares having a Fair Market Value on the date of withholding equal to the amount required to be withheld in accordance with applicable tax requirements, all in accordance with such procedures as the Committee approves (which procedures may permit withholding up to the maximum individual statutory rate in the applicable jurisdiction as may be permitted under then-current accounting principles to qualify for equity classification). All such elections shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

16.3.      SPECIAL PROVISIONS RELATED TO SECTION 409A OF THE CODE.

(a)      General. It is intended that the payments and benefits provided under the Plan and any Award shall either be exempt from the application of, or comply with, the requirements of Section 409A of the Code. The Plan and all Award Certificates shall be construed in a manner that effects such intent. Nevertheless, the tax treatment of the benefits provided under the Plan or any Award is not warranted or guaranteed. Neither the Company, its Affiliates nor their respective directors, officers, employees or advisers (other than in his or her capacity as a Participant) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by any Participant or other taxpayer as a result of the Plan or any Award.

(b)     Definitional Restrictions. Notwithstanding anything in the Plan or in any Award Certificate to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code ("Non-Exempt Deferred Compensation") would otherwise be payable or distributable, or a different form of payment (e.g., lump sum or installment) of such Non-Exempt Deferred Compensation would be effected, under the Plan or any Award Certificate by reason of the occurrence of a Change in Control, or the Participant's Disability or separation from service, such Non-Exempt Deferred Compensation will not be payable or distributable to the Participant, and/or such different form of payment will not be effected, by reason of such circumstance unless the circumstances giving rise to such Change in Control, Disability or separation from service meet any description or definition of "change in control event", "disability" or "separation from service", as the case may be, in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not affect the dollar amount or prohibit the *vesting* of any Award upon a Change in Control, Disability or separation from service, however defined. If this provision prevents the payment or distribution of any amount or benefit, or the application of a different form of payment of any amount or benefit, such payment or distribution shall be made at the time and in the form that would have applied absent the non-409A-conforming event.

(c)     Allocation among Possible Exemptions. If any one or more Awards granted under the Plan to a Participant could qualify for any separation pay exemption described in Treas. Reg. Section 1.409A-1(b)(9), but such Awards in the aggregate exceed the dollar limit permitted for the separation pay exemptions, the Company (acting through the CEO or the Committee, in the case of executive officers and directors, or the Head of Human Resources, in the case of Participants other than executive officers and directors) shall determine which Awards or portions thereof will be subject to such exemptions.

(d)     Six-Month Delay in Certain Circumstances. Notwithstanding anything in the Plan or in any Award Certificate to the contrary, if any amount or benefit that would constitute Non-Exempt Deferred Compensation would otherwise be payable or distributable under this Plan or any Award Certificate by reason of a Participant's separation from service during a period in which the Participant is a Specified Employee, then, subject to any permissible acceleration of payment by the Committee under Treas. Reg. Section 1.409A-3(j)(4)(ii) (domestic relations order), (j)(4)(iii) (conflicts of interest), or (j)(4)(vi) (payment of employment taxes):

(i) the amount of such Non-Exempt Deferred Compensation that would otherwise be payable during the six-month period immediately following the Participant's separation from service will be accumulated through and paid or provided on the first day of the seventh month following the Participant's separation from service (or, if the Participant dies during such period, within 30 days after the Participant's death) (in either case, the "Required Delay Period"); and

(ii) the normal payment or distribution schedule for any remaining payments or distributions will resume at the end of the Required Delay Period.

(e)     Installment Payments. If, pursuant to an Award, a Participant is entitled to a series of installment payments, such Participant's right to the series of installment payments shall be treated as a right to a series of separate payments and not to a single payment. For purposes of the preceding sentence, the term "series of installment payments" has the meaning provided in Treas. Reg. Section 1.409A-2(b)(2)(iii) (or any successor thereto).

(f)     Timing of Release of Claims. Whenever an Award conditions a payment or benefit on the Participant's execution and non-revocation of a release of claims, such release must be executed and all revocation periods shall have expired within 60 days after the date of termination of the Participant's employment; failing which such payment or benefit shall be forfeited. If such payment or benefit is exempt from Section 409A of the Code, the Company may elect to make or commence payment at any time during such 60-day period. If such payment or benefit constitutes Non-Exempt Deferred Compensation, then, subject to subsection (d) above, (i) if such 60-day period begins and ends in a single calendar year, the Company may make or commence payment at any time during such period at its discretion, and (ii) if such 60-day period begins in one calendar year and ends in the next calendar year, the payment shall be made or commence during the second such calendar year (or any later date specified for such payment under the applicable Award), even if such signing and non-revocation of the release occur during the first such calendar year included within such 60-day period. In other words, a Participant is not permitted to influence the calendar year of payment based on the timing of signing the release.

(g)     Permitted Acceleration. The Company shall have the sole authority to make any accelerated distribution permissible under Treas. Reg. Section 1.409A-3(j)(4) to Participants of deferred amounts, provided that such distribution(s) meets the requirements of Treas. Reg. Section 1.409A-3(j)(4).

16.4.     UNFUNDED STATUS OF AWARDS. The Plan is intended to be an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Certificate shall give the Participant any rights that are greater than those of a general creditor of the Company or any Affiliate. In its sole discretion, the Committee may authorize the creation of grantor trusts or other arrangements to meet the obligations created under the Plan to deliver Shares or payments in lieu of Shares or with respect to Awards. This Plan is not intended to be subject to ERISA.

16.5.   RELATIONSHIP TO OTHER BENEFITS. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Company or any Affiliate unless provided otherwise in such other plan. Nothing contained in the Plan will prevent the Company from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

16.6.   EXPENSES. The expenses of administering the Plan shall be borne by the Company and its Affiliates.

16.7.   TITLES AND HEADINGS. The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

16.8.   GENDER AND NUMBER. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

16.9.   FRACTIONAL SHARES. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down.

16.10.  <u>GOVERNMENT AND OTHER REGULATIONS</u>.

(a)   Notwithstanding any other provision of the Plan, no Participant who acquires Shares pursuant to the Plan may, during any period of time that such Participant is an affiliate of the Company (within the meaning of the rules and regulations of the Securities and Exchange Commission under the 1933 Act), sell such Shares, unless such offer and sale is made (i) pursuant to an effective registration statement under the 1933 Act, which is current and includes the Shares to be sold, or (ii) pursuant to an appropriate exemption from the registration requirement of the 1933 Act, such as that set forth in Rule 144 promulgated under the 1933 Act.

(b)   Notwithstanding any other provision of the Plan, if at any time the Committee shall determine that the registration, listing or qualification of the Shares covered by an Award upon any Exchange or under any foreign, federal, state or local law or practice, or the consent or approval of any governmental regulatory body, is necessary or desirable as a condition of, or in connection with, the granting of such Award or the purchase or receipt of Shares thereunder, no Shares may be purchased, delivered or received pursuant to such Award unless and until such registration, listing, qualification, consent or approval shall have been effected or obtained free of any condition not acceptable to the Committee. Any Participant receiving or purchasing Shares pursuant to an Award shall make such representations and agreements and furnish such information as the Committee may request to assure compliance with the foregoing or any other applicable legal requirements. The Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to the Committee's determination that all related requirements have been fulfilled. The Company shall in no event be obligated to register any securities pursuant to the 1933 Act or applicable state or foreign law or to take any other action in order to cause the issuance and delivery of such certificates to comply with any such law, regulation or requirement.

16.11.  <u>GOVERNING LAW. </u>To the extent not governed by federal law, the Plan and all Award Certificates shall be construed in accordance with and governed by the laws of the State of Delaware.

16.12.  <u>SEVERABILITY</u>. In the event that any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

16.13.  <u>NO LIMITATIONS ON RIGHTS OF COMPANY</u>. The grant of any Award shall not in any way affect the right or power of the Company to make adjustments, reclassification or changes in its capital or business structure or to merge, consolidate, dissolve, liquidate, sell or transfer all or any part of its business or assets. The Plan shall not restrict the authority of the Company, for proper corporate purposes, to draft or assume awards, other than under the Plan, to or with respect to any person. If the Committee so directs, the Company may issue or transfer Shares to an Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer such Shares to a Participant in accordance with the terms of an Award granted to such Participant and specified by the Committee pursuant to the provisions of the Plan.

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The foregoing is hereby acknowledged as being the CommScope Holding Company, Inc. Amended and Restated 2019 Long-Term Incentive Plan, which was amended and restated by the Board on February 22, 2023, contingent upon approval by the stockholders on May 11, 2023.

COMMSCOPE HOLDING COMPANY, INC.

By: Justin C. Choi

Its: Senior Vice President, Chief Legal Officer and Secretary



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COMMSCOPE®

1100 CommScope Place, SE
Hickory, NC 28602
+1 828.324.2200